As confidentially submitted to the Securities and Exchange Commission on October 9, 2020. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-_____

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AGRIFORCE GROWING SYSTEMS, LTD.

(Exact Name of Registrant as Specified in its Charter)

British Columbia	3420	46-0820877
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

777 Hornby Street, Suite 600

Vancouver, BC V6Z 1S4

Canada

(604) 757-0952

(Address, including zip code, and telephone number,

including area code, of principal executive offices)

Jolie Kahn, Esq.

12 E. 49th Street, 11th floor

New York, NY 10017

(516) 217-6379

(Address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Jolie Kahn, Esq.
12 E. 49th Street, 11th floor
New York, NY 10017
(516) 217-6379

Approximate date of proposed sale to public: As soon as practicable on or after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [X]	Smaller reporting company [X]

[X]	Emerging growth company

[ ]	If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to section 7(a)(2)(B) of the Securities Act.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Units consisting of:
(i) Shares of common stock, par value $0.0001 per share (2)(3)(4)	$	$
(ii) Series A Warrants to purchase shares of common stock, par value $0.0001 per share (3)(4)(5)
(iii) Series B Warrants to purchase shares of common stock, par value $0.0001 per share (3)(4)(5)
Shares of common stock, par value $0.0001 per share underlying Series A Warrants and Series B Warrants (2)
Underwriters’ common stock purchase warrants (6)
Common stock underlying underwriters’ common stock purchase warrants (2)(7)	$	$
Total	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Pursuant to Rule 416, there are also being registered such indeterminable additional securities as may be issued to prevent dilution as a result of stock splits, stock dividends or similar transactions.
(3)	Includes shares the underwriter has the option to purchase to cover over-allotments, if any.
(4)	In accordance with Rule 457(i) under the Securities Act, no separate registration fee is required with respect to the warrants registered hereby.
(5)	There will be issued warrants to purchase one share of common stock. The Series A Warrants are exercisable at a per share exercise price equal to 110% of the public offering price of one share of common stock, and the Series B Warrants are exercisable at a per share exercise price equal to 100% of the public offering price of one share of common stock. This also includes ____ million warrants issuable upon full exercise of the Series B Warrants pursuant to the cashless exercise provision therein at the stated floor price of 20% of the offering price, which is $____ at an assumed offering price of $____.
(6)	No fee pursuant to Rule 457(g) under the Securities Act.
(7)	The warrants are exercisable at a per share exercise price equal to 110% of the public offering price. As estimated solely for the purpose of recalculating the registration fee pursuant to Rule 457(g) under the Securities Act, the proposed maximum aggregate offering price of the underwriters’ warrants is equal to 110% of $______ (5% of $________).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED October 9, 2020

Class A Units Consisting of Shares of Common Stock and Series A Warrants to Purchase Shares of Common Stock and Series B Warrants to Purchase Common Stock

AgriFORCE Growing Systems, Ltd.

This is a firm commitment initial public offering of _________________of our Class A Units, each consisting of one share of our common stock, par value $0.0001 per share, and a Series A Warrant to purchase one share our common stock and a Series B Warrant to purchase one share of our common stock (and the shares issuable from time to time upon exercise of the warrants) pursuant to this prospectus based on an offer price of $_____ for each unit of a share and a Series A Warrant and a Series B Warrant (“Class A Unit”) and a $_____ assumed initial public offering (these assumptions are used throughout this preliminary prospectus). Each Series A Warrant will have an exercise price of $____ per share, will be exercisable upon issuance and will expire five years from issuance. Each Series B Warrant will have an exercise price of $____ per share, will be exercisable upon issuance and will expire one year from issuance. Prior to this offering, there has been no public market for our Class A Units, common stock or warrants.

The components of the Units will begin to trade separately on the first trading day following the one year anniversary of the date of this prospectus, unless _______________ Capital Markets the representative of the, underwriters, determines that an earlier date is acceptable. In no event will separate trading of the securities comprising the Units commence until we issue a press release announcing when such separate trading will begin. Once the components of the Units begin trading separately, the Units will be delisted and will cease trading. Notwithstanding the foregoing, the holder of a Unit may commence separately trading the share of common stock and Series A Warrant in a Unit at any time after the 60th day after the date of this prospectus unless _______________ Capital Markets, underwriter, determines that an earlier date is acceptable.

We have applied to have our units and common stock listed on The NASDAQ Capital Market under the symbols “****U” and “****” respectively. No assurance can be given that our application will be approved. In conjunction therewith, we have also applied to have the Series A Warrants listed on The NASDAQ Capital Market under the symbol “****W”. The Series B Warrants will not be listed on any exchange.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

We are an “emerging growth company” under the federal securities laws and may elect to comply with certain reduced public company reporting requirements for future filings.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Class A Unit	Total
Initial public offering price(1)	$	$
Underwriting discounts and commissions(2)	$	$
Proceeds to us, before expenses	$	$

(1) The assumed public offering price and underwriting discount corresponds to in respect of the Class A Units (a) an assumed public offering price per share of common stock of $_______ and (b) an assumed public offering price per Series A Warrant of $0.01 and Series B Warrant of $0.01 .

(2) Does not include a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to _______________ Capital Markets, the representative of the underwriters. See “Underwriting” for a description of compensation payable to the underwriters. We have agreed to issue warrants to the representative of the underwriters. See “Underwriting” on page 64 of this prospectus for a description of the compensation arrangements.

We have granted a 45-day option to the underwriters, exercisable one or more times in whole or in part, to purchase up to an additional (i) ______ Class A Units or (ii) if _______________ Capital Markets, the representative of the underwriters, determines that the units shall detach and our shares of common stock and the warrants underlying the units shall begin to trade separately during such 45-day period, an additional ______ shares of common stock at a price of $4.98 per share and/or ______ additional Series A Warrants at a price of $0.01 per warrant and/or ______ Series B Warrants at a price of $0.01 per warrant , in each case, the underwriting discounts and commissions, to cover over-allotments, if any.

The underwriter expects to deliver our Class A Units against payment on or about [               ], 2020.

Lead Bookrunning Manager

The date of this prospectus is , 2020.

i

You should rely only on information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither the delivery of this prospectus nor the sale of our securities means that the information contained in this prospectus or any free writing prospectus is correct after the date of this prospectus or such free writing prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy our securities in any circumstances under which the offer or solicitation is unlawful or in any state or other jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of its date regardless of the time of delivery of this prospectus or of any sale of common stock.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, the securities offered hereby or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us.

For investors outside the United States: Neither we nor the underwriter has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management’s estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Cautionary Note Regarding Forward-Looking Statements.”

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider in making your investment decision. Before investing in our securities, you should read the entire prospectus carefully, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” When used herein, unless the context requires otherwise, references to “AgriFORCE,” the “Company,” “we,” “our” and “us” refer to AgriFORCE Growing Systems, Ltd., a British Columbia corporation.

Unless otherwise expressly provided herein, all share and per share numbers set forth herein relating to our common stock (i) assume no exercise of (a) any warrants and/or options, (b) the representatives’ common stock purchase warrants and/or (c) the representatives’ over-allotment option, and (ii) reflect [list any reverse stock splits – ratio and date].

Our Company

AgriFORCE Growing Systems Ltd. was incorporated as a private company pursuant to the provisions of the British Columbia Business Corporations Act on December 22, 2017. The Company’s registered and records office address is at 600-777 Hornby Street, Vancouver, British Columbia, Canada, V6Z 1S4. On February 13, 2018, the Company changed its name from 1146470 B.C. Ltd to Canivate Growing Systems Ltd. On November 22, 2019, the Company changed its name from Canivate Growing Systems Ltd. to AgriFORCE Growing Systems Ltd.

The Company is an agriculture-focused technology company that is developing systems that are intended to deliver innovative, reliable and financially robust solutions for high value crops through its proprietary facility design and automation intellectual property to businesses and enterprises. The Company intends to operate in the plant based pharmaceutical, nutraceutical, and other high value crop markets using its unique proprietary facility design and hydroponics-based automated growing system that enable cultivators to effectively grow crops in a controlled environment. The Company calls its facility design and automated growing system the “AgriFORCE grow house”. The Company has designed its AgriFORCE grow house to produce in virtually any environmental condition and to optimize crop yields to as near their full genetic potential possible while substantially eliminating the need for the use of pesticides and/or irradiation.

Risks and Challenges That We Face

An investment in our securities involves a high degree of risk. You should carefully consider the risks summarized below and the other risks that are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, but are not limited to, the following:

●	Demand and market acceptance of our product offerings and expansion of the specialty high value crop cultivation industry may be considerably less than what we currently anticipate.

●	We may be unable to increase revenues in the manner in which we anticipate and generate profitability.

●	We may face challenges in constructing our initial cultivation facilities.

●	We may not be able to meet increased and changing regulatory requirements.

●	Our systems are not commercially tested.

●	We will need to raise additional capital to fully commercialize our systems.

●	Some of our target agricultural products may face an uncertain regulatory environment.

●	We may be unable to expand operations and manage growth.

●	We may be unable to retain key members of our management and development teams and to recruit additional qualified personnel.

●	We face competition from companies that have greater resources than we do and we may not be able to effectively compete against these companies.

●	We face risks as a result of the ongoing COVID-19 pandemic.

●	We may not be able to continue as a going concern.

Implications of being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” including, but not limited to:

● being permitted to present only two years of audited financial statements and only two years of related disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus;

● being permitted to provide less extensive narrative disclosure than other public companies including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements;

● being permitted to utilize exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved;

● being permitted to defer complying with certain changes in accounting standards; and

● being permitted to use test-the-waters communications with qualified institutional buyers and institutional accredited investors.

We intend to take advantage of these and other exemptions available to “emerging growth companies.” We could remain an “emerging growth company” until the earliest of (a) the last day of our fiscal year following the fifth anniversary of the closing of this offering, (b) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (c) the last day of our fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, or Exchange Act (which would occur if the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter), or (d) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

The JOBS Act permits an “emerging growth company” like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to delay such adoption of new or revised accounting standards.

Corporate Information

AgriFORCE Growing Systems Ltd. was incorporated as a private company by Certificate of Incorporation issued pursuant to the provisions of the British Columbia Business Corporations Act on December 22, 2017. The Company’s registered and records office address is at 600-777 Hornby Street, Vancouver, British Columbia, Canada, V6Z 1S4. On February 13, 2018, the Company changed its name from 1146470 B.C. Ltd to Canivate Growing Systems Ltd. On November 22, 2019, the Company changed its name from Canivate Growing Systems Ltd. to AgriForce Growing Systems Ltd.

The Offering

Securities Offered by us:	_________________Class A Units, each consisting of one share of our common stock and one Series A Warrant to purchase one share of our common stock and one Series B Warrant to purchase one share of our common stock. The Units will not trade separately for 12 months following the date of this offering unless ____, the representative of the underwriters, so determines to effect earlier separation.

Common Stock outstanding before this Offering:	37,699,645 shares

Common Stock to be Outstanding after this Offering:	_________ shares

Over-allotment Option:	We have granted a 45-day option to the underwriters, exercisable one or more times in whole or in part, to purchase up to an additional (i) ______ units or (ii) if Capital Markets determines that the units shall detach and our shares of common stock and the warrants underlying the units shall begin to trade separately during such 45-day period, ______ shares of common stock at a price of _________ per share and/or ______ additional Series A Warrants at a price of $0.01 per Series A Warrant and/or ______ additional Series B Warrants at a price of $0.01 per Series B Warrant, less, in each case, the underwriting discounts and commissions, to cover over-allotments, if any.

Use of Proceeds:	We intend to use the net proceeds received from this offering for the acquisition of land, completion of associated infrastructure, constructing or purchasing our initial micropropagation and R&D facility, constructing our first working facility and for funding our working capital and general corporate purposes.

Proposed Listings on NASDAQ:	We have applied to list our common stock on The NASDAQ Capital Market under the symbol “****.” No assurance can be given that our application will be approved. In conjunction therewith, we have also applied to have the Series A Warrants listed on The NASDAQ Capital Market under the symbol “****W” and the Units listed as “****U”.

Lock-up	We, our directors, officers and all of our existing shareholders have agreed with the underwriter not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities convertible into common stock as described in further detail in the prospectus, both after the date of this prospectus. See “Underwriting” on page 64.

Risk Factors:	Investing in our securities is highly speculative and involves a significant degree of risk. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

The number of shares of common stock that will be outstanding after this offering set forth above is based on 37,699,645 shares of common stock outstanding as of October 9, 2020, and includes the following:

●	10,729,425 shares of our common stock issuable upon the conversion of outstanding Series A Preferred Shares (consisting of all principal amounts and accrued and unpaid interest thereon) in the event of a Public Offering.

●	240,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of CAD $0.35 per share;

●	3,811,427 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of CAD $0.50 per share;

●	12,093,809 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of CAD $2.00 per share;

●	100,000 shares of common stock reserved for issuance under our Stock Option Plan;

●	___ shares of common stock issuable upon exercise of the underwriter’s option to purchase additional shares of our common stock and/or warrants to purchase common stock to cover over-allotments; and

●	___ shares of common stock issuable upon exercise of warrants to be issued to the investors and representatives in connection with this offering, at an exercise price per share equal to 110 % of the per share public offering price for Series A Warrants and 100% of the per share public offering price for the Series B Warrants.

Unless specifically stated otherwise, all information in this prospectus assumes:

●	no exercise of the outstanding options or warrants described above;

●	no exercise by the underwriter of their option to purchase additional shares of our common stock and/or warrants to purchase common stock to cover over-allotments, if any; and

●	no exercise of the representatives’ warrant.

SUMMARY FINANCIAL DATA

The following table summarizes our financial data. We derived the summary financial statement data for the years ended December 31, 2019 and 2018 set forth below from our audited financial statements and related notes contained in this prospectus. We derived the summary financial data for the six months ended June 30, 2020 and 2019 from our unaudited condensed financial statements and related notes contained in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the information presented below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our condensed financial statements, the notes to those statements and the other financial information contained in this prospectus.

Summary of Operations in U.S. Dollars

	Years ended December 31,		Six months ended June 30,
	2019	2018	2020	2019
			(Unaudited)	(Unaudited)
OPERATING EXPENSES
Consulting	$660,914	$595,062	308,345	279,082
Depreciation	8,114	3,295	4,412	3,665
Foreign exchange	3,600	23,148	9,640	15,846
Office and administrative	201,327	87,282	66,789	69,949
Investor relations	617,053	47,317	96,513	146,385
Professional fees	605,099	275,044	209,078	270,343
Rent	181,666	113,598	20,536	70,386
Research and development	1,111,562	881,435	113,431	725,370
Share-based compensation	401,869	208,321	246,591	245,303
Shareholder and regulatory	95,037	173,824	92,833	127,702
Travel and entertainment	189,937	83,898	5,677	114,921
Wages and salaries	1,042,968	252,568	439,890	270,852
Net loss	$(5,119,146)	$(2,744,792)	$(1,613,735)	$(2,339,804)
Dividends paid to preferred stockholders	448,416	-	459,236	—
Net loss attributable to common shareholders	$(5,607,562)	$(2,744,792)	$(2,072,971)	$(2,339,804)
Weighted average number of shares issued and outstanding	39,573,818	40,546,718	36,872,240	43,078,588

Loss per common share - basic and diluted	$(0.14)	$(0.07)	$(0.06)	$(0.05)

Condensed Unaudited Balance Sheet in U.S. Dollars

	As of June 30, 2020
	Actual	As Adjusted
	(Unaudited)	(Unaudited)
Cash	$908,082	$
Total Current Assets	1,157,150
Total Assets	3,245,541

Total Current Liabilities	1,424,821
Total Non-Current Liabilities	29,351
Total Liabilities	1,454,172

Working Capital (Deficit)	(267,671)
Series A Preferred Shares	6,717,873
Common stock	4,509,558
Additional paid in capital	972,947
Accumulated Deficit	(10,425,325)
Total Stockholders’ Equity	$1,791,369	$

The as adjusted column in the balance sheet data above gives effect to the sale of _________________Class A Units to be sold for cash in this offering at the assumed public offering price of $_____ per of common stock, and $0.125 per each Series A and Series B Warrant , after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale had occurred on June 30, 2020.

Each $1.00 increase (decrease) in the assumed public offering price of $_____ per Class A Unit, would increase (decrease) our shareholder’s equity, as adjusted, after this offering by approximately $___ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remain the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of Class A Units we are offering. An increase (decrease) of ____ Class A Units in the number of Class A Units offered by us would increase (decrease) our shareholder’s equity, as adjusted, after this offering by approximately $___ million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Risks Relating to the Company’s Business

The Company is an early stage company with little operating history, a history of losses and the Company cannot assure profitability.

The Company currently has no revenues and does not have any history of revenue generating operations. The Company has been involved to date in the design and development of its AgriFORCE grow house which incorporates the Company’s AgriFORCE micropropagation laboratories. While the Company has invested considerably in this development and design process, no AgriFORCE grow house has been constructed to date and accordingly, the commercial or operating viability of the AgriFORCE grow house has not been proven, or when, if ever, the Company will generate revenue from its operations, and if those revenues, when and if generated, will be sufficient to sustain operations, nonetheless achieve profitability.

There is no assurance that the Company’s AgriFORCE micropropagation laboratories will operate as intended.

The Company’s initial state of its business operations will be to construct and deploy its initial AgriFORCE micropropagation laboratories. However, the Company has yet to complete construction of any laboratories. Accordingly, this component of the Company’s business plan is subject to considerable risks, including:

●	there is no assurance that the laboratories will achieve the intended plantlet production rates;
●	the costs of constructing and operating the laboratories may be greater than anticipated;
●	the potential offtake partners who have indicated a willingness to deploy the laboratories at their existing cultivation operations may withdraw and determine not to deploy the laboratories;
●	there is no assurance that the laboratories will achieve the intended plant production rates;
●	there is no assurance that the facilities will deliver the intended benefits of high production yields, lower crop losses and reduced operation costs;
●	if the company is not able to fully develop the grow house or it does not operate as intended, it could prevent the company from realizing any of its business goals or achieving profitability;
●	the costs of constructing the AgriFORCE grow houses may be greater than anticipated and the Company may not be able to recover these greater costs through increases in the lease rates, license fees and services fees that it charges to its customers; and
●	the costs of operating the AgriFORCE grow house may be greater than anticipated.

The Company’s Exclusive Independent Operator’s may default on their obligations

The Company will earn revenues from a series of contractual arrangements entered into with its exclusive independent operators for each AgriFORCE grow house. These contractual arrangements will impose strict operating requirements on the Exclusive Independent Operators. Further, there may be only one at a time, and the Company will need multiple operators in order to expand its business over time. However, there is no assurance that the Exclusive Independent Operators will not breach their obligations, which would force the Company to terminate the license arrangements. Specifically, if sales are not as great as anticipated, if prices are lower than anticipated or if operating costs are greater than anticipated, the Exclusive Independent Operator may not be able to make all required payments to the Company under the contractual arrangements, resulting in a default. In addition, if a Californian Exclusive Independent Operator is unable to obtain or retain the required California cultivation and distribution licenses, then it may not be able to operate the AgriFORCE grow houses, which would again be an event of default. In the event of a default that cannot be remedied, the Company may be forced to terminate the contractual arrangements. In this event, the Company could not operate the AgriFORCE grow houses as it will not hold the required California state cultivation and distribution licenses, and will be forced to locate a new Exclusive Independent Operator and enter into new arrangements, of which there is no assurance. In this event, the Company may not realize on anticipated revenues and its financial condition and operating results may be adversely impacted.

COVID-19 or any pandemic, epidemic or outbreak of an infectious disease in the United States or elsewhere may adversely affect our business.

The COVID-19 virus has had unpredictable and unprecedented impacts in the United States and around the world. The World Health Organization has declared the outbreak of COVID-19 as a “pandemic,” or a worldwide spread of a new disease. Many countries around the world have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus. In the United States, federal, state and local governments have enacted restrictions on travel, gatherings, and workplaces, with exceptions made for essential workers and businesses. As of the date of this prospectus, we have not been declared an essential business. As a result, we may be required to substantially reduce or cease operations in response to governmental action or decree as a result of COVID-19. We are still assessing the effect on our business from COVID-19 and any actions implemented by the federal, state and local governments. We have implemented safety protocols to protect our staff, but we cannot offer any assurance that COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or elsewhere, will not materially and adversely affect our business.

Fluctuations in the exchange rate of foreign currencies could result in losses.

We incur a portion of our operating expenses in Canadian dollars, and in the future, as we expand into other foreign countries, we expect to incur operating expenses in other foreign currencies. We are exposed to foreign exchange rate fluctuations as the financial results of our international operations are translated from the local functional currency into U.S. dollars upon consolidation. A decline in the U.S. dollar relative to foreign functional currencies would increase our non-U.S. revenue and improve our operating results. Conversely, if the U.S. dollar strengthens relative to foreign functional currencies, our revenue and operating results would be adversely affected. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exchange rate exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets.

The Company will require additional financing and there is no assurance that additional financing will be available when required.

The Company will require substantial additional capital in order to acquire or lease the Coachella land, develop the Coachella lands for use, purchase the micropropagation laboratories and operate them, and complete construction of its initial AgriFORCE grow house which is anticipated to be commenced in early 2021. The funds raised in this offering will not be sufficient and additional financing will be needed for this purpose and for other purposes. The Company plans to achieve this additional financing through equity and/ or debt financing which will likely be dilutive to the position of then current shareholders. However, there is no assurance that this financing will be available when required. Specifically, there is no assurance that the Company will be able to raise any additional equity financing through its shares given that the viability of the Company’s AgriFORCE grow houses will not be demonstrated until after construction is complete. In addition, there is no assurance that the Company will be able to secure debt financing given its low asset base and its current lack of revenues.

Uncertainty about the Company’s ability to continue as a going concern.

The Company is in the development stage and has not established the commercial viability of either its AgriFORCE micropropagation laboratories or its AgriFORCE grow house. The Company’s auditors have also expressed doubt about the ability to continue as a going concern, and its financial statements have been prepared on a going concern basis. The Company’s ability to continue as a going concern is dependent upon its ability in the future achieve its initial revenues and to ultimately achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity and debt, will be sought to finance the operations of the Company; however, there can be no certainty that such funds will be available at terms acceptable to the Company. These conditions indicate the existence of material uncertainties that cast significant doubt about the Company’s ability to continue as a going concern.

The Company has negative cash flow for the year ended December 31, 2019 and the six months ended June 30, 2020.

The Company had negative operating cash flow for the year ended December 31, 2019 and the six months ended June 30, 2020. To the extent that the Company has negative operating cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that the Company will be able to generate a positive cash flow from its operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favorable to the Company. The Company’s actual financial position and results of operations may differ materially from the expectations of the Company’s management.

The Company’s actual financial position and results of operations may differ materially from the expectations of the Company’s management.

The Company’s actual financial position and results of operations may differ materially from management’s expectations. As a result, the Company’s revenue, net income and cash flow may differ materially from the Company’s projected revenue, net income and cash flow. The process for estimating the Company’s revenue, net income and cash flow requires the use of judgment in determining the appropriate assumptions and estimates. These estimates and assumptions may be revised as additional information becomes available and as additional analyses are performed. In addition, the assumptions used in planning may not prove to be accurate, and other factors may affect the Company’s financial condition or results of operations.

The Company expects to incur significant ongoing costs and obligations related to its investment in infrastructure, growth, regulatory compliance and operations.

The Company expects to incur significant ongoing costs and obligations related to its investment in its initial AgriFORCE grow houses. To the extent that these costs may be greater than anticipated or the Company may not be able to generate revenues or raise additional financing to cover these costs, these operating expenses could have a material adverse impact on the Company’s results of operations, financial condition and cash flows. In addition, future changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the design and operation of the Company’s AgriFORCE grow houses, which could increase construction costs and have a material adverse effect on the business, results of operations and financial condition of the Company. The Company’s efforts to construct its AgriFORCE grow houses and grow its business may be costlier than the Company expects, and the Company may not be able to recover sufficient revenues to offset its higher operating expenses. The Company may incur significant losses in the future for a number of reasons, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If the Company is unable to achieve and sustain profitability, the market price of the Shares may significantly decrease.

There is no assurance the Company will be able to repatriate or distribute funds for investment from the United States to Canada or elsewhere.

In the event that any of the Company’s investments, or any proceeds thereof, any dividends or distributions there from, or any profits or revenues accruing from such investments in the United States were found to be in violation of money laundering legislation or otherwise, such transactions may be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada or elsewhere.

The Company may not be able to effectively manage its growth and operations, which could materially and adversely affect its business.

If the Company implements it business plan as intended, it may in the future experience rapid growth and development in a relatively short period of time. The management of this growth will require, among other things, continued development of the Company’s financial and management controls and management information systems, stringent control of costs, the ability to attract and retain qualified management personnel and the training of new personnel. The Company intends to utilize outsourced resources, and hire additional personnel, to manage its expected growth and expansion. Failure to successfully manage its possible growth and development could have a material adverse effect on the Company’s business and the value of the Shares.

The Company may face significant competition from other facilities.

Many other businesses in California engage in similar activities to the Company, leasing commercial space to agricultural producers generally, and providing additional products and services to similar customers. The Company cannot assure you that it will be able to compete successfully against current and future competitors. Competitive pressures faced by the Company could have a material adverse effect on its business, operating results and financial condition.

The Company faces competition from other companies where it will conduct business that may have higher capitalization, more experienced management or may be more mature as a business.

An increase in the companies competing in this industry could limit the ability of the Company to expand its operations. Current and new competitors may have better capitalization, a longer operating history, more expertise and be able to develop higher quality equipment or products, at the same or a lower cost. The Company cannot provide assurances that it will be able to compete successfully against current and future competitors. Competitive pressures faced by the Company could have a material adverse effect on its business, operating results and financial condition.

If we are unable to protect our intellectual property, our business may be adversely affected.

We must protect the proprietary nature of the intellectual property used in our business. There can be no assurance that trade secrets and other intellectual property will not be challenged, invalidated, misappropriated or circumvented by third parties. Currently, our intellectual property includes provisional patents, patent applications, trademarks, trademark applications and know-how related to business, product and technology development. We plan on taking the necessary steps, including but not limited to the filing of additional patents as appropriate. There is no assurance any additional patents will issue or that when they do issue they will include all of the claims currently included in the applications. Even if they do issue, those new patents and our existing patents must be protected against possible infringement. Nonetheless, we currently rely on contractual obligations of our employees and contractors to maintain the confidentiality of our products. To compete effectively, we need to develop and continue to maintain a proprietary position with respect to our technologies, and business. The risks and uncertainties that we face with respect to intellectual property rights principally include the following:

●	Currently, we only have provisional protection, which may not result in full patents being granted, and any full patent applications that we file may not result in issued patents or may take longer than expected to result in issued patents;

●	we may be subject to interference proceedings;

●	other companies may claim that patents applied for by, assigned or licensed to, us infringe upon their own intellectual property rights;

●	we may be subject to opposition proceedings in the U.S. and in foreign countries;

●	any patents that are issued to us may not provide meaningful protection;

●	we may not be able to develop additional proprietary technologies that are patentable;

●	other companies may challenge patents licensed or issued to us;

●	other companies may independently develop similar or alternative technologies, or duplicate our technologies;

●	other companies may design around technologies that we have licensed or developed;

●	any patents issued to us may expire and competitors may utilize the technology found in such patents to commercialize their own products; and

●	enforcement of patents is complex, uncertain and expensive.

It is also possible that others may obtain issued patents that could prevent us from commercializing certain aspects of our products or require us to obtain licenses requiring the payment of significant fees or royalties in order to enable us to conduct our business. If we license patents, our rights will depend on maintaining its obligations to the licensor under the applicable license agreement, and we may be unable to do so. Furthermore, there can be no assurance that the work-for-hire, intellectual property assignment and confidentiality agreements entered into by our employees and consultants, advisors and collaborators will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know- how or other proprietary information. The scope and enforceability of patent claims are not systematically predictable with absolute accuracy. The strength of our own patent rights depends, in part, upon the breadth and scope of protection provided by the patent and the validity of our patents, if any.

We operate in an industry with the risk of intellectual property litigation. Claims of infringement against us may hurt our business.

Our success depends, in part, upon non-infringement of intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. Participants that own, or claim to own, intellectual property may aggressively assert their rights. From time to time, we may be subject to legal proceedings and claims relating to the intellectual property rights of others. Future litigation may be necessary to defend us or our clients by determining the scope, enforceability, and validity of third-party proprietary rights or to establish its proprietary rights. Some competitors have substantially greater resources and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and could:

●	adversely affect relationships with future clients;

●	cause delays or stoppages in providing products;

●	divert management’s attention and resources;

●	require technology changes to our platform that would cause our Company to incur substantial cost

●	subject us to significant liabilities; and

●	require us to cease some or all of its activities.

In addition to liability for monetary damages, which may be tripled and may include attorneys’ fees, or, in some circumstances, damages against clients, we may be prohibited from developing, commercializing, or continuing to provide some or all of our products unless we obtain licenses from, and pay royalties to, the holders of the patents or other intellectual property rights, which may not be available on commercially favorable terms, or at all.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

We have limited intellectual property rights outside the United States. Filing, prosecuting and defending patents on devices in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patents to develop their own products and further, may export otherwise infringing products to territories where we have patents, but enforcement is not as strong as that in the United States.

Many companies have encountered significant problems in protecting and defending intellectual property in foreign jurisdictions. The legal systems of certain countries, particularly China and certain other developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. To date, we have not sought to enforce any issued patents in these foreign jurisdictions. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. The requirements for patentability may differ in certain countries, particularly developing countries. Certain countries in Europe and developing countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we and our licensors may have limited remedies if patents are infringed or if we or our licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Our patent position is highly uncertain and involves complex legal and factual questions.

Accordingly, we cannot predict the breadth of claims that may be allowed or enforced under our patents or in third-party patents. For example, we might not have been the first to make the inventions covered by each of our pending patent applications and provisional patents; we might not have been the first to file patent applications for these inventions; others may independently develop similar or alternative technologies or duplicate any of our technologies; it is possible that none of our pending patent applications will result in issued patents; our issued patents may not provide a basis for commercially viable technologies, or may not provide us with any competitive advantages, or may be challenged and invalidated by third parties; and, we may not develop additional proprietary technologies that are patentable.

As a result, our owned and licensed patents may not be valid and we may not be able to obtain and enforce patents and to maintain trade secret protection for the full commercial extent of our technology. The extent to which we are unable to do so could materially harm our business.

We have applied for and will continue to apply for patents for certain products. Such applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide us with adequate protection from competition. Furthermore, it is possible that patents issued or licensed to us may be challenged successfully. In that event, if we have a preferred competitive position because of such patents, such preferred position would be lost. If we are unable to secure or to continue to maintain a preferred position, we could become subject to competition from the sale of generic products. Failure to receive, inability to protect, or expiration of our patents would adversely affect our business and operations.

Patents issued or licensed to us may be infringed by the products or processes of others. The cost of enforcing our patent rights against infringers, if such enforcement is required, could be significant, and we do not currently have the financial resources to fund such litigation. Further, such litigation can go on for years and the time demands could interfere with our normal operations. We may become a party to patent litigation and other proceedings. The cost to us of any patent litigation, even if resolved in our favor, could be substantial. Many of our competitors may be able to sustain the costs of such litigation more effectively than we can because of their substantially greater financial resources. Litigation may also absorb significant management time.

Unpatented trade secrets, improvements, confidential know-how and continuing technological innovation are important to our scientific and commercial success. Although we attempt to and will continue to attempt to protect our proprietary information through reliance on trade secret laws and the use of confidentiality agreements with our partners, collaborators, employees and consultants, as well as through other appropriate means, these measures may not effectively prevent disclosure of our proprietary information, and, in any event, others may develop independently, or obtain access to, the same or similar information.

International intellectual property protection is particularly uncertain, and if we are involved in opposition proceedings in foreign countries, we may have to expend substantial sums and management resources.

Patent and other intellectual property law outside the United States is more uncertain and is continually undergoing review and revisions in many countries. Further, the laws of some foreign countries may not protect intellectual property rights to the same extent as the laws of the United States. For example, certain countries do not grant patent claims that are directed to business methods and processes. In addition, we may have to participate in opposition proceedings to determine the validity of its foreign patents or its competitors’ foreign patents, which could result in substantial costs and diversion of its efforts and loss of credibility with customers.

If we are found to be infringing on patents or trade secrets owned by others, we may be forced to cease or alter our product development efforts, obtain a license to continue the development or sale of our products, and/or pay damages.

Our processes and potential products may violate proprietary rights of patents that have been or may be granted to competitors, universities or others, or the trade secrets of those persons and entities. As our industry expands and more patents are issued, the risk increases that our processes and potential products may give rise to claims that they infringe the patents or trade secrets of others. These other persons could bring legal actions against us claiming damages and seeking to enjoin manufacturing and marketing of the affected product or process. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected product or use the affected process. Required licenses may not be available on acceptable terms, if at all, and the results of litigation are uncertain. If we become involved in litigation or other proceedings, it could consume a substantial portion of our financial resources and the efforts of our personnel.

We rely on confidentiality agreements to protect our trade secrets. If these agreements are breached by our employees or other parties, our trade secrets may become known to our competitors.

We rely on trade secrets that we seek to protect through confidentiality agreements with our employees and other parties. If these agreements are breached, our competitors may obtain and use our trade secrets to gain a competitive advantage over us. We may not have any remedies against our competitors and any remedies that may be available to us may not be adequate to protect our business or compensate us for the damaging disclosure. In addition, we may have to expend resources to protect our interests from possible infringement by others.

We have a limited operating history on which to judge our business prospects and management.

Our company was incorporated and commenced operations in 2017. Accordingly, we have only a limited operating history upon which to base an evaluation of our business and prospects. Operating results for future periods are subject to numerous uncertainties and we cannot assure you that we will achieve or sustain profitability. Our prospects must be considered in light of the risks encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. Future operating results will depend upon many factors, including increasing the number of affiliates, our success in attracting and retaining motivated and qualified personnel, our ability to establish short term credit lines, our ability to develop and market new products, control costs, and general economic conditions. We cannot assure you that we will successfully address any of these risks.

We may not be able to continue as a going concern.

The Company has incurred substantial operating losses since its inception, and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. As reflected in the financial statements, the Company had an accumulated deficit of approximately $8.4 million at December 31, 2019, a net loss of approximately $5.1 million, and approximately $4.3 million of net cash used in operating activities for the year ended December 31, 2019. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. The Company anticipates incurring additional losses until such time, if ever, that it can obtain marketing approval to sell, and then generate significant sales, of its technology that is currently in development. As such it is likely that additional financing will be needed by the Company to fund its operations and to develop and commercialize its technology. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Through this registration statement, the Company is seeking to obtain additional capital through the sale of equity to fund operations. The sale of additional equity may dilute existing stockholders and newly issued shares may contain senior rights and preferences compared to currently outstanding shares of common stock.

Our management team has limited experience managing a public company, and regulatory compliance may divert our attention from the day-to-day management of our business.

Our management team has limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies. These obligations typically require substantial attention from our senior management and could divert our attention away from the day-to-day management of our business.

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act of 2002, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We have not maintained internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404 of the Sarbanes-Oxley Act of 2002. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We expect to begin the process of reviewing, documenting and testing our internal control over financial reporting after completion of this initial public offering. We might encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. If we cannot favorably assess the effectiveness of our internal control over financial reporting, investors could lose confidence in our financial information and the price of our common stock could decline.

The Company may become subject to litigation, which may have a material adverse effect on the Company’s reputation, business, results from operations, and financial condition.

The Company may be named as a defendant in a lawsuit or regulatory action. The Company may also incur uninsured losses for liabilities which arise in the ordinary course of business, or which are unforeseen, including, but not limited to, employment liability and business loss claims. Any such losses could have a material adverse effect on the Company’s business, results of operations, sales, cash flow or financial condition.

If the Company is unable to attract and retain key personnel, it may not be able to compete effectively.

The Company’s success has depended and continues to depend upon its ability to attract and retain key management, including the Company’s Chief Executive Officer and technical experts. The Company will attempt to enhance its management and technical expertise by continuing to recruit qualified individuals who possess desired skills and experience in certain targeted areas. The Company’s inability to retain employees and attract and retain sufficient additional employees or engineering and technical support resources could have a material adverse effect on the Company’s business, results of operations, sales, cash flow or financial condition. Shortages in qualified personnel or the loss of key personnel could adversely affect the financial condition of the Company, results of operations of the business and could limit the Company’s ability to develop and market its intellectual property. The loss of any of the Company’s senior management or key employees could materially adversely affect the Company’s ability to execute the Company’s business plan and strategy, and the Company may not be able to find adequate replacements on a timely basis, or at all. The Company does not maintain key person life insurance policies on any of the Company’s employees.

The size of the Company’s initial target market is difficult to quantify and investors will be reliant on their own estimates on the accuracy of market data.

Because high growth crop technology is in an early stage with uncertain boundaries, there is a lack of information about comparable companies available for potential investors to review in deciding about whether to invest in the Company and, few, if any, established companies whose business model the Company can follow or upon whose success the Company can build. Accordingly, investors will have to rely on their own estimates in deciding about whether to invest in the Company. There can be no assurance that the Company’s estimates are accurate or that the market size is sufficiently large for its business to grow as projected, which may negatively impact its financial results. The Company regularly follows market research.

The Company’s industry is experiencing rapid growth and consolidation that may cause the Company to lose key relationships and intensify competition.

The agriculture industry and various verticals within it including the cannabis and hemp industries and businesses ancillary to are undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships. Acquisitions or other consolidating transactions could harm the Company in a number of ways, including by losing strategic partners and or customers if they are acquired by or enter into relationships with a competitor, losing customers, revenue and market share, or forcing the Company to expend greater resources to meet new or additional competitive threats, all of which could harm the Company’s operating results. As competitors enter the market and become increasingly sophisticated, competition in the Company’s industry may intensify which could negatively impact its profitability.

The Company will be reliant on information technology systems and may be subject to damaging cyberattacks.

The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, information technology systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

The Company’s officers and directors may be engaged in a range of business activities resulting in conflicts of interest.

Although certain officers and board members of the Company are expected to be bound by anti-circumvention agreements limiting their ability to enter into competing and/or conflicting ventures or businesses, the Company may be subject to various potential conflicts of interest because some of its officers and directors may be engaged in a range of business activities. In addition, the Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and attention of the Company’s executive officers and directors.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors and the officers who may from time to time deal with persons, firms, institutions or companies with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, if such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

No guarantee on the use of available funds by the Company.

The Company cannot specify with certainty the particular uses of available funds. Management has broad discretion in the application of its proceeds. Accordingly, a holder of Shares will have to rely upon the judgment of management with respect to the use of available funds, with only limited information concerning management’s specific intentions. The Company’s management may spend a portion or all of the available funds in ways that the Company’s shareholders might not desire, that might not yield a favorable return and that might not increase the value of a purchaser’s investment. The failure by management to apply these funds effectively could harm the Company’s business. Pending use of such funds, the Company might invest the available funds in a manner that does not produce income or that loses value.

Our by-laws, and certain Canadian legislation, contain provisions that may have the effect of delaying or preventing a change in control.

Certain provisions of our by-laws, together or separately, could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors may be willing to pay for our common shares. For instance, our by-laws, to be effective upon the completion of this offering, contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders’ meetings. A non-Canadian must file an application for review with the minister responsible for the Investment Canada Act and obtain approval of the minister prior to acquiring control of a “Canadian business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold our common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. Otherwise, there are no limitations either under the laws of Canada or British Columbia , or in our articles on the rights of non-Canadians to hold or vote our common shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders.

Risks Related to this Offering and the Ownership of Our Common Stock

We have broad discretion in the use of the net proceeds from this offering and may use the net proceeds in ways with which you disagree.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our securities. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our securities to decline and delay the development of our product candidates. Pending the application of these funds, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Investors in this offering will experience immediate and substantial dilution in net tangible book value (deficit).

You will incur immediate and substantial dilution as a result of this offering. After giving effect to the sale by us of up to _________________shares of common stock at an assumed public offering price of $____ per share, and after deducting the underwriter’s discounts and commissions and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of $___ per share.

We have also issued options in the past to acquire common stock at prices significantly below the initial offering price. As of October 9, 2020 , there were 6,979,361 shares of common stock subject to outstanding options with a weighted-average exercise price of $0.39 per share. To the extent that these outstanding options are ultimately exercised, you will incur further dilution, and our stock price may decline. To the extent that additional or outstanding options or warrants are granted and/or exercised you will experience further dilution. See “Dilution” for a more complete description of how the value of your investment in our common stock will be diluted upon the completion of this offering.

A sustained, active trading market for our common stock or warrants may not develop or be maintained.

As we are in our early stage of development, an investment in our Company will likely require a long-term commitment, with no certainty of return. There is currently no trading market for our common stock and we cannot predict whether an active market for our common stock will ever develop or be sustained in the future. In the absence of an active trading market:

●	investors may have difficulty buying and selling or obtaining market quotations;

●	market visibility for shares of our common stock may be limited; and

●	a lack of visibility for shares of our common stock may have a depressive effect on the market price for shares of our common stock.

The lack of an active market impairs your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling securities and may impair our ability to acquire additional assets by using our securities as consideration.

There is no established trading market for our shares; further, our shares will be subject to potential delisting if we do not maintain the listing requirements of the NASDAQ Capital Market.

This offering constitutes our initial public offering of our shares. No public market for these shares currently exists. We have applied to list the shares of our common stock on the NASDAQ Capital Market, or NASDAQ (and will also list our warrants if such application is accepted). An approval of our listing application by NASDAQ will be subject to, among other things, our fulfilling all of the listing requirements of NASDAQ. Even if these shares are listed on NASDAQ, there can be no assurance that an active trading market for these securities will develop or be sustained after this offering is completed. The initial offering price has been determined by negotiations among the lead underwriter and us. Among the factors considered in determining the initial offering price were our future prospects and the prospects of our industry in general, our revenue, net income and certain other financial and operating information in recent periods, and the financial ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. However, there can be no assurance that following this offering our shares of common stock will trade at a price equal to or greater than the offering price.

In addition, NASDAQ has rules for continued listing, including, without limitation, minimum market capitalization and other requirements. Failure to maintain our listing, or de-listing from NASDAQ, would make it more difficult for shareholders to dispose of our common stock and more difficult to obtain accurate price quotations on our common stock. This could have an adverse effect on the price of our common stock. Our ability to issue additional securities for financing or other purposes, or otherwise to arrange for any financing we may need in the future, may also be materially and adversely affected if our common stock is not traded on a national securities exchange.

Our ability to have our common stock and warrants traded on the NASDAQ is subject to us meeting applicable listing criteria.

We have applied for our common stock and warrants to be listed on NASDAQ, a national securities exchange. The NASDAQ requires companies desiring to list their common stock to meet certain listing criteria including total number of shareholders: minimum stock price, total value of public float, and in some cases total shareholders’ equity and market capitalization. Our failure to meet such applicable listing criteria could prevent us from listing our common stock on NASDAQ. In the event we are unable to have our shares traded on NASDAQ, our common stock could potentially trade on the OTCQX or the OTCQB, each of which is generally considered less liquid and more volatile than the NASDAQ. Our failure to have our shares traded on NASDAQ could make it more difficult for you to trade our shares, could prevent our common stock trading on a frequent and liquid basis and could result in the value of our common stock being less than it would be if we were able to list our shares on NASDAQ.

The requirements of being a public company may strain our resources, divert management’s attention and affect our results of operations.

As a public company in the United States, we will face increased legal, accounting, administrative and other costs and expenses. After the consummation of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. For example, Section 404 of the Sarbanes-Oxley Act requires that our management report on the effectiveness of our internal controls structure and procedures for financial reporting. Section 404 compliance may divert internal resources and will take a significant amount of time and effort to complete. If we fail to maintain compliance under Section 404, or if in the future management determines that our internal control over financial reporting are not effective as defined under Section 404, we could be subject to sanctions or investigations by NASDAQ should we in the future be listed on this market, the SEC, or other regulatory authorities. Furthermore, investor perceptions of our Company may suffer, and this could cause a decline in the market price of our common stock. Any failure of our internal control over financial reporting could have a material adverse effect on our stated results of operations and harm our reputation. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in an adverse opinion on internal controls from our independent auditors. We may need to hire a number of additional employees with public accounting and disclosure experience in order to meet our ongoing obligations as a public company, particularly if we become fully subject to Section 404 and its auditor attestation requirements, which will increase costs. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. A number of those requirements will require us to carry out activities we have not done previously. Our management team and other personnel will need to devote a substantial amount of time to new compliance initiatives and to meeting the obligations that are associated with being a public company, which may divert attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

Additionally, the expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. These increased costs will require us to divert a significant amount of money that we could otherwise use to develop our business. If we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

New laws, regulations, and standards relating to corporate governance and public disclosure may create uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming.

These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, may evolve over time as new guidance is provided by the courts and other bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

As a public company subject to these rules and regulations, we may find it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on its audit committee and compensation committee, and qualified executive officers.

The market price of our common stock and warrants may be volatile, and you may not be able to resell your shares and warrants at or above the initial public offering price.

The market price for our common stock and warrants may be volatile and subject to wide fluctuations in response to factors including the following:

●	actual or anticipated fluctuations in our quarterly or annual operating results;

●	changes in financial or operational estimates or projections;

●	conditions in markets generally;

●	changes in the economic performance or market valuations of companies similar to ours;

●	general economic or political conditions in the United States or elsewhere;

●	any delay in development of our products or services;

●	our failure to comply with regulatory requirements;

●	our inability to commercially launch products and services and market and generate sales of our products and services,

●	developments or disputes concerning our intellectual property rights;

●	our or our competitors’ technological innovations;

●	general and industry-specific economic conditions that may affect our expenditures;

●	changes in market valuations of similar companies;

●	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new technologies, or patents;

●	future sales of our common stock or other securities, including shares issuable upon the exercise of outstanding warrants or convertible securities or otherwise issued pursuant to certain contractual rights;

●	period-to-period fluctuations in our financial results; and

●	low or high trading volume of our common stock due to many factors, including the terms of our financing arrangements.

In addition, if we fail to reach an important research, development or commercialization milestone or result by a publicly expected deadline, even if by only a small margin, there could be significant impact on the market price of our common stock. Additionally, as we approach the announcement of anticipated significant information and as we announce such information, we expect the price of our common stock to be particularly volatile and negative results would have a substantial negative impact on the price of our common stock and warrants.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results. The market price of our common stock and warrants will fluctuate and there can be no assurances about the levels of the market prices for our common stock and warrants.

In some cases, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our business operations and reputation.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements, which could leave our shareholders without information or rights available to shareholders of more mature companies.

For as long as we remain an “emerging growth company” as defined in the JOBS Act, we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	taking advantage of an extension of time to comply with new or revised financial accounting standards;

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an “emerging growth company.” Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We are also a “smaller reporting company” as defined in Rule 12b-2 of the Exchange Act and have elected to follow certain scaled disclosure requirements available to smaller reporting companies.

Because we have elected to use the extended transition period for complying with new or revised accounting standards for an “emerging growth company” our financial statements may not be comparable to companies that comply with public company effective dates.

We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. While we are not currently delaying the implementation of any relevant accounting standards, in the future we may avail ourselves of this right, and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. Because our financial statements may not be comparable to companies that comply with public company effective dates, investors may have difficulty evaluating or comparing our business, performance or prospects in comparison to other public companies, which may have a negative impact on the value and liquidity of our common stock.

FINRA sales practice requirements may also limit your ability to buy and sell our common stock, which could depress the price of our shares.

Financial Industry Regulatory Authority, Inc. (FINRA) rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares, and thereby depress our share price.

Our compliance with complicated U.S. regulations concerning corporate governance and public disclosure is expensive. Moreover, our ability to comply with all applicable laws, rules and regulations is uncertain given our management’s relative inexperience with operating U.S. public companies.

As a publicly reporting company, we are faced with expensive and complicated and evolving disclosure, governance and compliance laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and the Dodd-Frank Act, and, following this offering, the rules of the NASDAQ Stock Market. New or changing laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result, our efforts to comply with evolving laws, regulations and standards of a U.S. public company are likely to continue to result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, our executive officers have little experience in operating a U.S. public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and stock price.

If research analysts do not publish research about our business or if they issue unfavorable commentary or downgrade our common stock, our stock price and trading volume could decline.

The trading market for our securities may depend in part on the research and reports that research analysts publish about us and our business. If we do not maintain adequate research coverage, or if any of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, the price of our common stock and warrants could decline. If one or more of our research analysts ceases to cover our business or fails to publish reports on us regularly, demand for our securities could decrease, which could cause the price of our common stock and warrants or trading volume to decline.

We may issue additional equity securities, or engage in other transactions that could dilute our book value or relative rights of our common stock, which may adversely affect the market price of our common stock and warrants.

Our Board of Directors may determine from time to time that it needs to raise additional capital by issuing additional shares of our common stock or other securities. Except as otherwise described in this prospectus, we will not be restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, shares of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future offerings, or the prices at which such offerings may be affected. Additional equity offerings may dilute the holdings of existing shareholders or reduce the market price of our common stock and warrants, or both. Holders of our securities are not entitled to pre-emptive rights or other protections against dilution. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, then-current holders of our securities. Additionally, if we raise additional capital by making offerings of debt or preference shares, upon our liquidation, holders of our debt securities and preference shares, and lenders with respect to other borrowings, may receive distributions of its available assets before the holders of our common stock.

Beginning 90 days after the issuance date and thereafter during the term of the Series B Warrants, the warrant holders have the right to exercise the Series B Warrants on a cashless basis under certain circumstances. We have the right to satisfy this obligation in cash if we have the cash to do so. If our common stock price declines below the offering price between 90 days and one year after this offering, the number of shares of our common stock issuable upon such cashless exercise of Series B Warrants will increase. If the price of our common stock were to fall to $1.00 per share, the minimum share price necessary for continued listing on the NASDAQ Capital Market, at any time more than 90 days, and less than one year after this offering, and holders of the Series B Warrants were to exercise the warrants on a cashless basis, they could have issued to them up to _____ shares of common stock as a result of these further cashless exercises, and as satisfied through the issuance of additional shares of our common stock, the issuance of those shares would be dilutive to our stockholders.

Speculative Nature of Warrants.

The warrants offered in this offering do not confer any rights of common stock ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of our common stock at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Series A Warrants may exercise their right to acquire the common stock and pay an exercise price of $____ per share ( 110% of the public offering price of our common stock and warrants in this offering), prior to five years from the date of issuance, after which date any unexercised warrants will expire and have no further value, and holders of the Series B Warrants may exercise their right to acquire the common stock and pay an exercise price of $____ per share (100% of the public offering price of our common stock and warrants in this offering), prior to one year from the date of issuance, after which date any unexercised warrants will expire and have no further value. Moreover, following this offering, the market value of the warrants is uncertain and there can be no assurance that the market value of the warrants will equal or exceed their public offering price. There can be no assurance that the market price of the common stock will ever equal or exceed the exercise price of the warrants, and consequently, whether it will ever be profitable for holders of the warrants to exercise the warrants.

Unless our shares of common stock are approved for listing on NASDAQ, our common stock will be subject to the “penny stock” rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The SEC has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

●	that a broker or dealer approve a person’s account for transactions in penny stocks; and

●	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

●	obtain financial information and investment experience objectives of the person; and

●	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which:

●	sets forth the basis on which the broker or dealer made the suitability determination; and

●	affirms that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. Unless our shares of common stock are approved for listing on NASDAQ, the occurrence of these patterns or practices could increase the future volatility of our share price.

We do not currently intend to pay dividends on our common stock in the foreseeable future, and consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our shareholders have purchased their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements include, but are not limited to, statements about:

●	our use of net proceeds from this offering;

●	the continued development and growth of the demand and markets for high technology agricultural crops;

●	our ability to raise future capital through debt of equity financing transactions;

●	our ability to attract and retain key employees;

●	our ability to manage growth in our business; and

●	our ability to identify and successfully execute strategic partnerships.

Although we base the forward-looking statements contained in this prospectus on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if results and developments are consistent with the forward-looking statements contained in this prospectus, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this prospectus include:

●	our ability to implement our growth strategies;

●	our ability to complete the construction of our facilities on time and on budget;

●	our competitive advantages;

●	the development of new proprietary solutions for various other agriculture crops and growing systems;

●	our ability to obtain and maintain financing on acceptable terms;

●	the impact of competition;

●	the changes and trends in the agriculture industry;

●	changes in laws, rules and regulations;

●	our ability to obtain construction permits and associated licenses;

●	our ability to maintain good business relationships with our exclusive independent operators and strategic partners;

●	our ability to keep pace with changing consumer preferences;

●	our ability to protect our intellectual property;

●	our ability to identify, manage and integrate acquisitions;

●	our ability to retain key personnel; and

●	the absence of material adverse changes in our industry or the global economy and as a result of the COVID-19 pandemic.

These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC, after the date of this prospectus. See “Where You Can Find More Information”.

This prospectus contains estimates, projections and other information concerning our industry, our business, and the markets for our products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors”. These and other factors could cause our future performance to differ materially from our assumptions and estimates.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the _________________Class A Units will be approximately $____________ million, or approximately $______________ million if the underwriter exercises in full its option to purchase additional shares, based on an assumed public offering price of $____ per Class A Unit, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. This estimate excludes the proceeds, if any, from the exercise of common warrants in this offering. If all of the Series A common warrants sold in this offering were to be exercised in cash at an assumed exercise price of $____ per share, we would receive additional net proceeds of approximately $__ million. We cannot predict when or if these Series A common warrants will be exercised. It is possible that these Series A common warrants may expire and may never be exercised. Each $1.00 increase (decrease) in the assumed public offering price of $____ per Class A Unit would increase (decrease) the net proceeds to us from this offering by approximately $___ million, or approximately $___ million if the underwriter exercises its over-allotment option in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remain the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The expected use of net proceeds of this offering represents our current intentions based upon our present plan and business conditions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amounts and timing of our actual use of net proceeds will vary depending on numerous factors. As a result, management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. We currently estimate that we will use the net proceeds from this offering as follows: ____________________________. We have presumed that we will receive aggregate gross proceeds of $______________________and deducted $____________________ payable in offering costs, commissions and fees.

The use of the proceeds represents management’s estimates based upon current business and economic conditions. We reserve the right to use of the net proceeds we receive in the offering in any manner we consider to be appropriate. Although our Company does not contemplate changes in the proposed use of proceeds, to the extent we find that adjustment is required for other uses by reason of existing business conditions, the use of proceeds may be adjusted. The actual use of the proceeds of this offering could differ materially from those outlined above as a result of several factors including those set forth under “Risk Factors” and elsewhere in this prospectus.

Pending the use of the net proceeds of this offering, we intend to invest the net proceeds in short-term investment-grade, interest-bearing securities.

MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Our common stock is not quoted on any market, and never has been.

As of September 3, 2020, we had 281 shareholders of record of our common stock.

We have applied for the listing of our common stock on NASDAQ under the symbol “****.” In conjunction therewith, we also have applied to have the warrants listed on The NASDAQ Capital Market under the symbol “****W” and Class A Units under the symbol “****U”. No assurance can be given that such application will be approved or that a trading market will develop.

We are not aware of any withholding requirements for U.S. holders or of any treaties which would affect our common stock.

DIVIDEND POLICY

We have never paid any cash dividends on our common stock. We anticipate that we will retain funds and future earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future following this offering. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors that our Board of Directors deems relevant. In addition, the terms of any future debt or credit financings may preclude us from paying dividends.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2020:

●	on an actual basis; and

●	on a pro forma as adjusted basis to reflect the sale by us of _________________Class A Units at an assumed initial public offering price of $____ per Class A Unit, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering costs payable by us.

The pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited condensed financial statements and the related notes appearing elsewhere in this prospectus.

You should read this table together with the section in this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our condensed financial statements and related notes included elsewhere in this prospectus. Numbers are expressed in thousands (U.S. dollars) except share and per share data.

	As of June 30, 2020
Capitalization in U.S. Dollars in thousands (except share data)	Actual	As Adjusted
	(Unaudited)	(Unaudited)
Cash	$908
Notes payable	29
Preferred Shares, no par value per share - unlimited shares authorized; 10,729,425 shares issued and outstanding; ____ shares issued and outstanding pro forma as adjusted.	6,718
Common stock, no par value per share - unlimited shares authorized; 37,699,645 shares issued and outstanding; ____ shares issued and outstanding pro forma as adjusted	$4,509	$
Additional paid in capital	973

Accumulated deficit	(10,425)
Total stockholders’ equity	1,791
Total Capitalization	$1,820	$

The number of shares of common stock that will be outstanding after this offering set forth above is based on 37,699,645 shares of common stock outstanding as of June 30, 2020, and excludes the following:

●	10,729,425 shares of our common stock issuable upon the conversion of outstanding Series A Preferred Shares (consisting of all principal amounts and accrued and unpaid interest thereon) in the event of a Public Offering.

●	240,000 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of CAD $0.35 per share;

●	3,811,427 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of CAD $0.50 per share;

●	12,093,809 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of CAD $2.00 per share;

●	100,000 shares of common stock reserved for issuance under our Stock Option Plan;

●	___ shares of common stock issuable upon exercise of the underwriter’s option to purchase additional shares of our common stock and/or warrants to purchase common stock to cover over-allotments; and

●	___ shares of common stock issuable upon exercise of warrants to be issued to the investors and representatives in connection with this offering, at an exercise price per share equal to 110 % of the per share public offering price for Series A Warrants and 100% of the per share public offering price for the Series B Warrants.

(1)	A $1.00 increase or decrease in the assumed public offering price per share would increase or decrease our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $____ million assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the as adjusted net tangible book value per share immediately after this offering. We calculate net tangible book value per share by dividing our net tangible book value, which is tangible assets less total liabilities less debt discounts, by the number of outstanding shares of our common stock as of June 30, 2020, assuming no value is attributed to the warrants and such warrants are accounted for and classified as equity. Our historical net tangible book value as of June 30, 2020, was approximately $1.7 million or $0.04 per share of our common stock.

After giving effect to the sale of _________________shares of our common stock and accompanying warrants at an assumed initial public offering price of $____ per share of common stock, after deducting the underwriting discounts and commissions and estimated offering costs payable by us, our as adjusted net tangible book value (deficit) as of June 30, 2020, would have been approximately $___ million, or $_____ per share of common stock and accompanying warrant. This represents an immediate increase in as adjusted net tangible book value of $____ per share to existing shareholders and an immediate dilution of $____ per share to investors purchasing shares of common stock in this offering at the assumed public offering price, attributing none of the assumed combined public offering price to the warrants offered hereby.

The following table illustrates per share dilution as of June 30, 2020 (Unaudited):

Public offering price per share of common stock			$
Net tangible book value (deficit) per share as of June 30, 2020		$0.04
Increase in net tangible book value (deficit) per share attributable to this offering	$	____
Net tangible book value (deficit) per share after this offering			$	____
Dilution per share to investors participating in this offering			$	____

Each $1.00 increase (decrease) in the assumed public offering price would increase (decrease) our as adjusted net tangible book value (deficit) after this offering by approximately $____million, or approximately $____ per share, and the dilution per share to new investors by approximately $0.26 per share, assuming that the number of shares and related warrants offered by us, as set forth on the cover page of this prospectus, remain the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares and related warrants we are offering. An increase of 500,000 shares and related warrants in the number of shares and related warrants offered by us would increase our as adjusted net tangible book value (deficit) after this offering by approximately $___ million, or $____ per share and related warrants, and decrease the dilution per share to new investors by $____ per share and related warrant, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of ____ shares in the number of shares offered by us would decrease our as adjusted net tangible book value (deficit) after this offering by approximately $___ million, or $____ per share and related warrants, and increase the dilution per share to new investors by $____ per share and related warrant, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing. This table does not take into account further dilution to new investors that could occur upon the exercise of outstanding options and warrants, including the warrants offered in this offering, having a per share exercise price less than the public offering price per share in this offering.

If the underwriters exercise in full their option to purchase up to ______ additional shares of common stock at the assumed initial public offering price of $____ per share, the as adjusted net tangible book value (deficit) after this offering would be $____ per share, representing an increase in net tangible book value (deficit) of $____ per share to existing shareholders and immediate dilution in net tangible book value (deficit) of $____ per share to investors purchasing our common stock in this offering at the assumed public offering price.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Prospective investors should read the following discussion and analysis of our financial condition and results of operations together with our condensed financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Company History and Our Business

AgriFORCE Growing Systems Ltd. was incorporated as a private company by Certificate of Incorporation issued pursuant to the provisions of the British Columbia Business Corporations Act on December 22, 2017. The Company’s registered and records office address is at 600-777 Hornby Street, Vancouver, British Columbia, Canada, V6Z 1S4. On February 13, 2018, the Company changed its name from 1146470 B.C. Ltd to Canivate Growing Systems Ltd. On November 22, 2019 the Company changed its name from Canivate Growing Systems Ltd. to AgriForce Growing Systems Ltd.

The Company is an innovative agriculture-focused technology company that delivers reliable, financially robust solutions for high value crops through our proprietary facility design and automation Intellectual Property to businesses and enterprises globally. The Company intends to operate in the plant based pharmaceutical, nutraceutical, and other high value crop markets using its unique proprietary facility design and hydroponics based automated growing system that enable cultivators to effectively grow crops in a controlled environment. The Company calls its facility design and automated growing system the “AgriFORCE grow house”. The Company has designed its AgriFORCE grow house to produce in virtually any environmental condition and to optimize crop yields to as near their full genetic potential possible whilst substantially eliminating the need for the use of pesticides and/or irradiation.

JOBS Act

On April 5, 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions from, without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board (PCAOB) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of (a) the last day of our fiscal year following the fifth anniversary of the closing of this offering, (b) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (c) the last day of our fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, or Exchange Act (which would occur if the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter), or (d) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

FOR THE SIX MONTHS ENDED JUNE 30, 2020

Results of Operations

The following discussion should be read in conjunction with the condensed unaudited financial statements for the interim periods ended June 30, 2020 and 2019 respectively, included in this prospectus.

For the six months ended June 30, 2020 compared to the six months ended June 30, 2019 (unaudited)

Revenues

The Company has not generated any revenue since inception.

Operating Expenses

Operating expenses primarily consist of salaries and wages, research and development, professional fees and consulting. Operating expenses decreased in six months ending June 30, 2020 as compared to June 30, 2019 by $726,069 or 31%, primarily due to deferring research and development expenditures, as well as reduction in office, administrative and travel expenditures due to restrictions of COVID-19 pandemic. These were partially offset by increase in wages and salaries owing to hiring of executives and board of directors fee to support growth of the company.

Research and Development

During the six months period ended June 30, 2020, the Company spent $113,43 as compared to $725,370 for the six months ended June 30, 2019 in research and development costs in relation to the development of a biosphere facility. The decrease in expense is due deferring expenditures until we receive financing. The following represents the breakdown of research and development activities:

	June 30, 2020	June 30, 2019
Architectural fees	$20,232	$262,972
Engineering consultants	16,668	129,694
Design and construction	3,663	279,918
Product development	72,868	52,786
Total	$113,431	$725,370

Net Loss

As a result of the above explanations, we recorded a net loss of $1,613,735 for the six months ended June 30, 2020 compared to a net loss of $2,339,804 for the comparable period in 2019.

FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues

The Company has not generated any revenue since inception.

Operating Expenses

Operating expenses primarily consist of salaries and wages, professional fees and consulting. Operating expenses increased in 2019 over 2018 by $2,374,354 or 87%, primarily due to increase in wages and salaries of $790,400, increase in investor relations costs of $569,736, increase in professional fees by $330,055, increase in share based compensation by $193,548 and increase in other costs such as consulting, general and administration to support the growth of the Company.

Research and Development

During the year ended December 31, 2019, the Company spent $1,111,562 in research and development costs in relation to the development of a biosphere facility. The following represents the breakdown of research and development activities:

	December 31, 2019	December 31, 2018
Architectural fees	$388,033	$57,042
Engineering consultants	233,109	81,354
Design and construction	371,117	216,272
Product development	119,303	10,257
Impairment of IP technology and related expenses	-	516,510
Total	$1,111,562	$881,435

Net Loss

The Company recorded a net loss of $5,119,146 for the year ended December 31, 2019 as compared to a net loss of $2,744,792 for the year ended December 31, 2018.

Liquidity and Capital Resources

The Company’s primary need for liquidity is to fund working capital requirements, capital expenditures, and for general corporate purposes. The company’s ability to fund operations and make planned capital expenditures and debt service obligations depends on future operating performance and cash flows, which are subject to prevailing economic conditions, financial markets, business and other factors. As of December 31, 2019, and June 30, 2020, our total assets exceeded our total liabilities by $2,994,702 and $1,791,369, respectively. We have recorded a net loss of $5,119,146 for the year ended December 31, 2019 and $1,613,735 for the six months ended June 30, 2020, and recorded an accumulated deficit of $8,352,354 as of December 31, 2019 and $10,425,325 as of June 30, 2020. Net cash used in operating activities for the year ended December 31, 2019 was $4,307,486 and for the six months ended June 30, 2020 was $1,186,546. Management has been able to raise capital from private placements as detailed below, which may not be sufficient to continue operations until the offering under this prospectus is complete.

We had $908,082 in cash at June 30, 2020 as compared to $2,158,891 at December 31, 2019.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. The Company is at the stage of development of its first facility. As such it is likely that additional financing will be needed by the Company to fund its operations and to develop and commercialize its technology. These factors raise substantial doubt about the Company’s ability to continue as a going concern. For the next twelve months from issuance of these financial statements, the Company will seek to obtain additional capital through the sale of debt or equity financings or other arrangements to fund operations; however, there can be no assurance that the Company will be able to raise needed capital under acceptable terms, if at all. The sale of additional equity may dilute existing stockholders and newly issued shares may contain senior rights and preferences compared to currently outstanding shares of common stock. Issued debt securities may contain covenants and limit the Company’s ability to pay dividends or make other distributions to stockholders. If the Company is unable to obtain such additional financing, future operations would need to be scaled back or discontinued. Due to the uncertainty in the Company’s ability to raise capital, management believes that there is substantial doubt in the Company’s ability to continue as a going concern for twelve months from the issuance of these condensed financial statements.

Cash Flows

The net cash used by operating activities for the six months ended June 30, 2020 is attributable to a net loss of $1,613,735 due to operating costs associated with wages, consulting expenses, professional fees, research and development, and general administrative expenses. The net loss was adjusted primarily by non-cash expenses related to shared based compensation of $246,591 and shares issued for consulting services amounting to $133,387. For the six months ending June 30, 2019 net cash used by operating activities was attributable to net loss of $2,339,804 owing to research and development expenses of $725,370, wages, consulting expenses, professional fees, and general administrative expenses. The net loss was adjusted primarily by non-cash expenses of shared based compensation of $245,303 and shares issued for consulting services amounting to $47,657.

 Net cash flows used in operating activities for the year ended December 31, 2019 was $4,307,486, attributable to a net loss of $5,119,146, which was adjusted primarily by non-cash expenses related to shared based compensation of $401,869 and shares issued for consulting services amounting to $57,603 . Net cash flows used in operating activities for the year ended December 31, 2018 was $1,574,163, which was attributable to a net loss of $2,744,792, which was adjusted primarily by non-cash expenses related to shares issued for IP technology of $479,884, shared based compensation of $208,321 and shares issued for consulting services amounting to $332,121.

The net cash used in investing activities for six months ended June 30, 2020 and June 30, 2019 represents capitalized furniture and office equipment costs.

The net cash used investing activities for the year ended December 31, 2019 represents purchase of property and equipment of $16,149 as well as payments made for construction in progress of $1,286,079.

The net cash used investing activities for the year ended December 31, 2018 represents purchase of property and equipment of $31,039.

Net cash provided by financing activities for the six months ended June 30, 2020 represents proceed from the Canada Emergency Business Account Program of $29,351 (CAD 40,000). Whereas, cash provided by financing activity for the six months ended June 30, 2019 represents proceeds from several rounds of private placements issuing common stock, preferred stock and convertible debentures as described in recent financing below.

The changes in net cash provided by financing activities for the year ended December 31, 2019 and December 31, 2018 primarily includes net proceeds from several rounds of private placement financing, which is partially off-set by share issuance costs.

Recent Financings

● At various times during the year ended December 31, 2018, the Company issued 28,311,492 common shares for gross proceeds of $1,688,225.

● On January 16, 2019, pursuant to a non-brokered private placement, the Company issued 1,000,000 units at a price of $0.26 (CAD $0.35) for gross proceeds of $264,191 (CAD $350,000). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of CAD $0.50 per share for 36 months.

● On January 31, 2019, pursuant to a non-brokered private placement, the Company issued 125,000 common shares at a price of $0.38 (CAD $0.50) for gross proceeds of $47,550 (CAD $62,500).

● On May 2, 2019, pursuant to a brokered and non-brokered private placement, the Company issued 6,516,000 units at a price of $0.75 (CAD $1.00) per unit for gross proceeds of $4,840,291 (CAD $6,516,000). Each unit consists of one Series A Preferred share and a warrant to purchase one common share. Each warrant entitles the holder to purchase one common share at a price of CAD $2.00 per share for a period of 5 years following issuance date. The preferred shareholder shall be entitled to receive a 12% dividend in specie consisting of Common Shares on each six-month anniversary of the Closing Date.

Additionally, the principal amount of the Series A Preferred share along with any unpaid dividends will automatically convert into Common Shares upon the earlier of (i) the Company issuing Equity Securities in a transaction or series of related transactions resulting in aggregate gross proceeds of at least CAD $5,000,000; (ii) the occurrence of a Liquidity Event; or (iii) at the Maturity Date i.e. May 2, 2024.

In relation to this financing, the Company issued 350,800 units with a fair value of $260,585 (CAD $350,800) to the broker consortium. Each unit consists of one Series A Preferred share and one warrant to purchase common shares. Each warrant entitles the holder to purchase one common share at a price of CAD $2.00 per share for a period of 5 years following issuance date.

● On May 10, 2019, pursuant to a brokered and non-brokered private placement, the Company issued 3,702,500 units at a price of $0.75 (CAD $1.00) per unit for gross proceeds of $2,759,353 (CAD $3,702,500). Each unit consists of one Series A Preferred share and a warrant to purchase one common share. Each warrant entitles the holder to purchase one common share at a price of CAD $2.00 per share for a period of 5 years following issuance date. The preferred shareholder shall be entitled to receive a 12% dividend in specie consisting of Common Shares on each six-month anniversary of the Closing Date.

Additionally, the principal amount of the Series A Preferred share along with any unpaid dividends will automatically convert into Common Shares upon the earlier of (i) the Company issuing Equity Securities in a transaction or series of related transactions resulting in aggregate gross proceeds of at least $5,000,000; (ii) the occurrence of a Liquidity Event; or (iii) at the Maturity Date i.e. May 10, 2024.

In relation to this financing, the Company issued 185,125 units with a fair value of $137,968 (CAD $185,125), to the broker consortium. Each unit consists of one Series A Preferred share and one warrant to purchase common shares. Each warrant entitles the holder to purchase one common share at a price of $2.00 CAD per share for a period of 5 years following issuance date.

In connection with the above May 2 and May 10 share issuance, a total of $766,970 (CAD $1,029,121) was recorded as share issuance costs. In addition, 857,480 broker warrants were issued with a value of $nil. Each warrant entitles the holder to purchase one common share at a price of CAD $2.00 per share for a period of 5 years following issuance date.

● On May 10, 2019, pursuant to the conversion of convertible debentures with a principal value of $372,634 (CAD $500,000), the Company issued 500,000 units at a price of $0.75 (CAD $1.00) per unit. Each unit consists of one common share and one warrant to purchase common shares. Each warrant entitles the holder to purchase one common share at a price of CAD $2.00 per share for 60 months. In addition, the Company issued 6,904 units at a price of $0.75 (CAD $1.00) per unit representing the accreted value of the interest payable on the debentures at time of conversion.

Off Balance Sheet Arrangements

None.

Significant Accounting Policies

Cash

The Company’s cash consists of cash maintained in checking and interest-bearing accounts. The Company accounts for financial instruments with original maturities of three months or less at the date of purchase as cash equivalents. The Company held no cash equivalents as of June 30, 2020 and December 31, 2019.

Property and equipment

Property and equipment are initially recognized at acquisition cost or manufacturing cost, including any costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by the Company’s management. Property, plant and equipment are subsequently measured at cost less accumulated depreciation and impairment losses.

Depreciation is recognized on a straight-line basis to write down the cost less estimated residual value of computer equipment and furniture and fixtures. The following useful lives are applied:

Computer equipment 5 years

Furniture and fixtures 10 years

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss within other income or other expenses.

Construction in progress includes construction progress payments, deposits, engineering costs, interest expense for debt financing on long-term construction projects and other costs directly related to the construction of the facilities. Expenditures are capitalized during the construction period and construction in progress is transferred to the relevant class of property and equipment when the assets are available for use, at which point the depreciation of the asset commences.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, assets are grouped and tested at the lowest level for which identifiable independent cash flows are available (“asset group”). An impairment loss is recognized when the sum of projected undiscounted cash flows is less than the carrying value of the asset group. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The reversal of impairment losses is prohibited.

Revenue Recognition

The Company has not recorded any revenues since its inception. However, in the future, the Company expects to generate returns from any or all the revenue sources below from its customers:

● Rental income from facilities.

● Intellectual property income from the licensing of its intellectual property

● Management and advisory fees from management service contracts and

On January 1, 2018, the Company early adopted ASU No. 2014-09, Revenue from Contracts with Customers and all related amendments (“ASC 606” or “the new revenue standard”). ASC 606 is a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The new revenue standard is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this core principle, ASC 606 provides that an entity should apply the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The new revenue standard also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, and costs to obtain or fulfill contracts. The Company will apply ASC 606 prospectively to all contracts.

Loss per Common Share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per common share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted loss per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and warrants and assumes the receipt of proceeds upon exercise of the dilutive securities to determine the number of shares assumed to be purchased at the average market price during the year. Diluted net loss attributable to common shareholders per share does not differ from basic net loss attributable to common shareholders per share for the six months ended June 30, 2020 and June 30, 2019, since the effect of the Company’s stock options and warrants are anti-dilutive.

Research and development

Expenditure on research and development activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized as expense when incurred.

Foreign currency transactions

The financial statements of the Company and its subsidiaries whose functional currencies are the local currencies are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, stockholders’ equity at the historical rates of exchange, and income and expense amounts at the average exchange rate for the period. Translation adjustments resulting from the translation of the subsidiaries’ accounts are included in “Accumulated other comprehensive income” as equity in the consolidated balance sheets. Transactions denominated in currencies other than the applicable functional currency are converted to the functional currency at the exchange rate on the transaction date. At period end, monetary assets and liabilities are remeasured to the reporting currency using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical exchange rates. Gains and losses resulting from foreign currency transactions are included within operating expenses.

Fair value measurement

Pursuant to the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (ASC 820), the Company measures certain assets and liabilities at fair value or discloses the fair value of certain assets and liabilities recorded at cost in the condensed consolidated interim financial statements. Fair value is calculated as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). ASC 820 establishes a fair value hierarchy which requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. The Company classifies assets and liabilities in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

●	Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2: Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.

●	Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

Transfers between levels of the fair value hierarchy are deemed to have occurred at the end of the reporting period in which the event or change of circumstances caused the transfer to occur.

The Company’s financial instruments consist principally of cash, accounts receivable, accounts payable and accrued liabilities. We believe that the recorded values of all of our other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Income tax

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted at period-end.

Deferred tax assets, including those arising from tax loss carryforwards, requires management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities.

The Company records uncertain tax positions based on a two-step process whereby (1) a determination is made as to whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold the Company recognizes the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Significant judgment is required in the identification of uncertain tax positions and in the estimation of penalties and interest on uncertain tax positions.

There were no material uncertain tax positions as of June 30, 2020 and December 31, 2019.

Share-based compensation

The Company generally uses the straight-line method to allocate compensation cost to reporting periods over each optionee’s requisite service period, which is generally the vesting period, and estimates the fair value of stock-based awards to employees and directors using the Black-Scholes option-valuation model (the “Black-Scholes model”). The Black-Scholes model requires the input of subjective assumptions, including volatility, the expected term and the fair value of the underlying common stock on the date of grant, among other inputs. The Company recognizes any forfeitures as they occur.

Recent Accounting Pronouncements

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, as modified by the Jumpstart Our Business Start-ups Act of 2012, (the “JOBS Act”). Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, for complying with new or revised accounting standards applicable to public companies. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” ASU 2019-12 simplifies the accounting for income taxes by removing exceptions within the general principles of Topic 740 regarding the calculation of deferred tax liabilities, the incremental approach for intra-period tax allocation, and calculating income taxes in an interim period. In addition, the ASU adds clarifications to the accounting for franchise tax (or similar tax). which is partially based on income, evaluating tax basis of goodwill recognized from a business combination, and reflecting the effect of any enacted changes in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The ASU is effective for fiscal years beginning after December 15, 2020, and will be applied either retrospectively or prospectively based upon the applicable amendments. Early adoption is permitted. The Company is currently in the process of evaluating the impact of this guidance on our Condensed Consolidated Interim Financial Statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses.” The standard, including subsequently issued amendments, requires a financial asset measured at amortized cost basis, such as accounts receivable and certain other financial assets, to be presented at the net amount expected to be collected based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, and requires the modified retrospective approach. Early adoption is permitted. Based on the composition of the Company’s trade receivables and other financial assets, current market conditions, and historical credit loss activity, the Company is currently in the process of evaluating the impact of this guidance on our Condensed Consolidated Interim Financial Statements.

In February 2016, the FASB issued ASU 2016-02, Leases, and has subsequently issued several supplemental and/or clarifying ASU’s (collectively, “Topic 842”), which requires a dual approach for lease accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases may result in the lessee recognizing a right of use asset and a corresponding lease liability. For finance leases, the lessee would recognize interest expense and amortization of the right-of-use asset, and for operating leases, the lessee would recognize lease expense on a straight-line basis. The Company is currently in the process of evaluating the impact of this guidance on our Condensed Consolidated Interim Financial Statements

Related Party Transactions

None.

Financial Instruments

Fair Value

Our financial instruments consist of cash, accounts receivable, bank overdraft accounts payable and accrued liabilities, and notes payable. There are no significant differences between the carrying amounts of the items reported on the statements of financial position and their estimated fair values. Our risk exposures and their impact on our financial instruments are summarized below.

Liquidity Risk

We are exposed to liquidity risk. Liquidity risk is the exposure of our Company to the risk of not being able to meet our financial obligations as they fall due. Our approach to managing liquidity risk is to ensure that we will have sufficient liquidity to meet liabilities when due. Our future liquidity is dependent on factors such as the ability to generate cash from operations and to raise money through debt or equity financing.

Foreign Currency Risk

Foreign exchange risk arises from the changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities.

BUSINESS

Overview

AgriFORCE Growing Systems Ltd. was incorporated as a private company by Certificate of Incorporation issued pursuant to the provisions of the British Columbia Business Corporations Act on December 22, 2017. The Company’s registered and records office address is at Suite 600, 777 Hornby St., Vancouver, British Columbia,V6Z 1S4. On February 13, 2018, the Company changed its name from 1146470 B.C. Ltd to Canivate Growing Systems Ltd. On November 22, 2019 the Company changed its name from Canivate Growing Systems Ltd. to AgriForce Growing Systems Ltd.

Our Business

AgriFORCE is dedicated to transforming modern agricultural development through our proprietary patent pending facility design and automated growing system. Our methods are designed to produce high-quality, pesticide-free, locally cultivated crops – cost-effectively and with the ability to quickly scale, in virtually any climate. Designed to meet both European Union Good Manufacturing Practices standards and the United States Department of Agriculture organic equivalent, it paves the way to being the gold standard for controlled environment plant-based vaccine and pharmaceutical biomass production.

Traditional farming includes three fundamental approaches: outdoor, greenhouse and indoor. AgriFORCE introduces a unique fourth method, the AgriFORCE precision growth method, which is informed by cutting-edge science and leveraging the latest advances in artificial intelligence (AI) and Internet of Things (IoT).

With a carefully optimized approach to facility design, IoT, AI utilization, nutrient delivery, TC, and micro-propagation we have devised an intricate, scientific and high success-oriented approach that was designed to produce much greater efficacy yields using fewer resources. This decidedly efficient method is set to outperform traditional growing methods using a specific combination of new and traditional techniques required to attain this efficiency. We call it precision growth.

The AgriFORCE precision growth method focuses on addressing some of the most important legacy challenges in agriculture: environmental impact, operational efficiency and yield volumes.

Our approach presents a tremendous opportunity to positively disrupt all corners of the industry. The market size of just the nutraceutical and plant-based pharmaceutical and vaccine/therapeutics market is over $500 billion. Including the traditional hydroponics high value crops and controlled-environment food markets, the addressable market approaches nearly $1 trillion.

While our patent pending intellectual property initially targeted the hydroponics sector of high value crops to showcase its efficacy in a growing market, we are currently expanding operations to refine our technology and methodology for vegetables and fruit. Hydroponics was identified as an ideal sector to demonstrate proof of concept and has resulted in take or pay contracts for facilities which are expected to generate $45 million per year in EBITDA once the facilities are in operation. We are now focused on evolving our IP and applying our precision growth method to other agricultural areas so that we can be a part of the solution in fixing the severe issues with the global food supply chain.

Our intellectual property combines a uniquely engineered facility design and automated growing system to provide a clear solution to the biggest problems plaguing most agricultural verticals. It delivers a clean, self-contained environment that maximizes natural sunlight and offers near ideal supplemental lighting. It also limits human intervention and – crucially – it was designed to provide superior quality control. It was also created to drastically reduce environmental impact, substantially decrease utility demands, as well as lower production costs, while still delivering daily harvests and a higher crop yield.

Plants grow most robustly and flavorfully in full natural sunlight. While it may seem counterintuitive to some, even the clearest of glass greenhouses inhibit the full light spectrum of the sun. However, new translucent and transparent membrane materials have emerged recently that enable the near-full-transmission of the sun’s light spectrum.

Unlike plastic or glass, these new transparent membranes can help crops achieve their full genetic (and flavor) potential. Natural light also warms the microclimate when necessary, dramatically reducing heating energy requirements. And at times when the sun is not cooperating, advances in supplemental grow lighting can extend the plants’ photoperiod – even beyond natural daylight hours – to maximize crop growth, quality, and time to harvest by up to 50% or better.

Greenhouses and vertical farms are also compromised by outdoor and human-introduced contamination. The new model relies on creating a sealed, cleanroom-like microclimate that keeps pests, pesticides and other pollutants outside.

Thanks to artificial intelligence, the Internet of Things, and similar advances, farmers can now benefit from highly automated growing systems that reduce human intervention and its associated costs. Finely tuned convective air circulation systems enable the microclimate to remain sealed and protected. Natural temperature regulation using sunlight and organic foam-based clouds can significantly reduce air-conditioning electricity requirements. Highly automated hydration, fertilization and lighting are all continuously optimized by machine learning.

This new model, which has been designed with more than three years of research and development, is set to be put into large scale practice when the first of three new grow facilities completes construction on a 41-acre site in Coachella, California, in the coming year. This unique approach, which included contributions from lighting experts who had previously worked at NASA sending plants into space, was developed to significantly improve local food security in an environmentally friendly way. It uses the best aspects of current growing methods – outdoor, greenhouse and indoor – and replaces their shortcomings with better technology and processes.

Any solution whether in agriculture, industry, or consumer goods is typically the integration of various disparate parts which, in and of themselves, require independent skill sets and levels of expertise to bring together the desired outcome. Controlled environment agriculture solutions such as our patent pending proprietary facility and automated grow system are no different. Centered around four pillars: facility and lighting; automation and AI; nutrients and fertigation and micropropagation and genetics, our business not only has a tremendous opportunity to grow organically by virtue of its existing contracts and a future pipeline of similar contracts, but also through accretive acquisitions.

The AgTech sector is severely underserved by the capital markets, and we see an opportunity to acquire global companies who have provided solutions to the industry and are leading innovation moving forward. We have created a separate corporate office to aggressively pursue such acquisitions. The robustness of engagement with potential targets has clearly confirmed belief and desire to be part of a larger integrated AgTech solutions provider, where each separate element of the business has its existing legacy business and can leverage across areas of expertise to expand their business footprint. We believe that there is currently no one that we are aware of who is pursuing this model in the US capital markets environment at this time.

Plant Based Vaccines for Covid-19

Our technology and grow houses may be modified to work with various plant based pharmaceutical crops. One timely and potentially life-saving application is to cultivate plants which can be used to produce vaccines for various diseases, and most currently relevant, Covid-19.

As research groups are developing vaccines to fight the pandemic, they need a method to produce these vaccines quickly, in large amounts and at a low cost. One potential solution is to use plants as bio-factories. The genes to produce the vaccine can be transferred quickly and temporarily to plants that can be grown and harvested using simple and safe farming techniques.

Genetically engineered plants have been used for more than 30 years to provide a platform for manufacturing biopharmaceuticals. A diverse group of biopharmaceuticals, including antibodies, vaccines, growth factors, and cytokines have been produced in plant systems. A recombinant enzyme produced in carrot cells, for example, has been approved by the U.S. Food and Drug Administration for replacement therapy treatment of Gaucher’s disease, a genetic enzyme deficiency. The main advantages of plant-based platforms include their inability to replicate human pathogens. This requires less strident efforts to diminish the risk of contamination during the purification process. Plant-based platforms also require less sophisticated bioreactors for efficient synthesis of complex proteins.

Plant-based vaccines are gradually becoming a reality, although progress has been slower than expected. Slow progress is particularly true for the development of oral vaccines, with the main drawbacks being a poor characterization of antigen stability, bioavailability and reproducibility.

Injectable vaccines could be produced by using transient expression systems, which offer the highest protein yields and are already adopted at the industrial level to produce virus-like particle (VLPs) vaccines and other biopharmaceuticals under GMPC-processes.

Stably transformed plants are another option, but this approach requires more time for the development of antigen-producing lines. Nonetheless, this approach offers the possibility of developing oral vaccines in which the plant cell could act as the antigen delivery agent. This is the most attractive approach in terms of cost, easy delivery and neutralizing the pathogen before it can cause infection.

One of the significant challenges of plant-based pharmaceuticals including vaccines is the segregation of food and feed crops used as production hosts. This is particularly important for where there is a risk of admixture with commodities intended for food and feed. Therefore, it is not just the crop itself but the way in which it interacts with surrounding crops. Preventing the genetic mixing as a result of cross pollination, in large part can only be managed through the careful breeding, cloning and an enclosed facility. Although traditional greenhouses or indoor facilities could notionally provide some form of controlled environment, most do not meet Good Manufacturing Practices standards or are not designed to allow for the plant to achieve its full genetic potential/expression. GMP is a component of quality assurance that ensures that a pharmaceutical product or vaccine is manufactured to a quality appropriate for its intended use on a consistent basis. This means that the manufacturing process is completely defined, both in terms of materials and procedures. Appropriate certified facilities and equipment must be available, processes and analytical methods must be validated, and staff must be adequately trained.

In the case of terrestrial plants that are used to produce pharmaceuticals and vaccines, there are natural variations and inconsistencies in growth, soil and weather conditions that limit suitability. Furthermore, the location of crop production would have to be outside of the traditional food belt areas, which are typically the best conditions for growing crops, in order to avoid cross pollination and the contamination of food and feed crops. The production of crops (plant biomass) in a controlled environment in which conditions are optimized in a GMP complaint manner, from the genetic origination of material through to automated growing offers the best way to allow for plant based vaccine and pharmaceutical feed stock to be grown. Additionally, a self-contained facility that allows the plant biomass to be extracted and clarified on an as produced biomass daily basis offers tremendous scaling benefits, which are often cited as the reason for controlled environment solutions to be pursued. This allows the Company to pursue relationships with biotechnology and pharmaceutical companies who are currently pursuing plant based COVID vaccines and other plant-based pharmaceuticals and imbed downstream processing specific to their needs within the Company’s facility design. This will allow for more efficient logistics and movement of product to the plant made pharmaceutical facility reducing some costs.

Based upon an initial analysis of notable plants (Artemisia annua, Cocculus hirsutus, Nicotiana benthamiana, Solanum nigrum, etc.) currently used in research, the Company has determined that the AgriFORCE Operations, Facilities, Systems, and Environment (four of the five factors in COFSE, our Crops, Ops, Facilities, Systems, Environment optimization strategy) can easily and readily optimize cultivation of the plants analyzed, as well as a wide range of other similar medicinal plants.

Plants identified by pharma companies in the future, that have other COSFE challenges, can certainly be cultivated and optimized in AgriFORCE facilities with minimal to moderate change in any of the factors, most likely the Systems (Automated Grow Systems) and achievable in a mater of months at nominal cost.

Although the design changes are seemingly quite straight forward, the Company does note that certain conditions or requirements may cause more extensive work and hence an impact on time and cost. Likewise, the integration of extraction and clarification may require specialized processes outside of the scope of what the Company is familiar with but would reasonably assume that its biotech and pharmaceutical customers would provide such expertise. It is the Company’s believe that most of the impact on time and budget would not be considered material save and except that the urgency of the race to provide a vaccine for COVID could re-define materiality in the context of time.

AgriFORCE facilities development, fabrication, and construction is based upon “modular components and systems” in place and ready, prefabricated and shipped to site for most efficient assembly and commissioning. Due to the Company’s foundational development strategy, these facilities can be strategically located and multiplied virtually anywhere in the US and Canada, ideally between 33°N -50°N latitudes. Therefore, the location, count, and schedule to deliver operational facilities is a matter of capital and time.

The Company is an agriculture-focused technology company that delivers innovative and reliable, financially robust solutions for high value crops through our proprietary facility design and automation IP to businesses and enterprises globally. The Company intends to operate in the plant based pharmaceutical, nutraceutical, and high value crop markets using its unique proprietary facility design and hydroponics based automated growing system that enable cultivators to effectively grow crops in a controlled environment. The Company calls its facility design and automated growing system the “AgriFORCE grow house”. The Company has designed its AgriFORCE grow house to produce in virtually any environmental condition and to optimize crop yields to as near their full genetic potential possible while substantially eliminating the need for the use of pesticides, fungicides and/or irradiation. The Company is positioned to deliver solutions to a growing industry where end users are demanding environmentally friendly and sustainable, controlled growing environments and processes. Its initial market focus will be for plant based vaccine materials and for the cultivation of cannabis and hemp in California that the Company believes will offer cannabis and hemp producers with a lower cost cultivation solution for the indoor production of premium quality medical and recreational cannabis due to a combination of higher crop quality and yields, and reduced operating costs and higher quality hemp for the production of CBD. The Company has designed its AgriFORCE grow house as a modular growing facility that it plans to build and license to licensed operators for the cultivation of cannabis or hemp. The AgriFORCE grow house incorporates a design and technology that is the subject of a provisional patent that the Company has submitted to the United States Patent and Trademark Office on March 7, 2019. On March 6, 2020, a New International Patent Application No. PCT/CA2020/050302 Priority Claim United States 62/815, 131 was filed. The Company’s IP can be adapted to a multitude of crops and required growing conditions where exacting environmental control and pharma grade equivalent cleanliness and processes are required to meet the highest cultivation standards. The Company’s IP and business is focused on four (4) key elements:

1)	FACILITY AND LIGHTING DESIGN

-the facility utilizes a proprietary building envelope cladding system that allows virtually the full light spectrum and substantial portions of the UV light spectrum through it. It is fully sealed and utilizes positive air pressure exchange to creating a microclimate that optimizes temperature, humidity, CO2, velocity, filtration and sanitation through the process of biomimicry.

-Advanced proprietary supplemental grow lighting tech achieving optimal luminous efficacy, spectrum, distribution characteristics, automated DLI management and fixture architecture.

2)	AUTOMATION AND ARTIFICIAL INTELLIGENCE

-Proprietary automated grow system(s) and technology integrated through IOT and artificial intelligence.

-Self learning input factors to create the highest yield, lowest impact cultivation.

3)	FERTIGATION AND NUTRIENTS

-white label and proprietary organic based blends/products tailored and focused on improved yields and reduced impact cultivation.

4)	MICROPROPAGATION AND GENETICS

Optimized cellular cloning and tissue culture process tailored to facility environment optimization to ensure enhanced solution specific genetic outcomes.

The Company will seek to enter into commercial arrangements wherein it can leverage the value of its intellectual property on a value-added basis to move away from traditional farming metrics. The Company has developed its first business model to achieve such value-added outcomes with respect to cannabis and hemp. The Company does not plan to cultivate cannabis or hemp and consequently does not have plans to obtain any licenses to grow or cultivate cannabis or hemp. Rather, it will provide its facilities to licensed operators who the Company refers to as its “Exclusive Independent Operators”, or “EIOs”. The EIOs will cultivate cannabis and hemp under the licenses that they obtain from the requisite governmental authorities under a series of agreements that the Company enters into with each EIO, which will include an intellectual property license agreement, a facility sub-lease and a services agreement. The Company plans to earn revenues from its AgriFORCE grow houses from a combination of license fees, lease payments and services fees that its EIOs will pay to use under agreements that the Company will enter into with the EIOs, as described below.

To maximize the AgriFORCE grow house’s production capacity, each AgriFORCE grow house will incorporate its own tissue culture laboratory for micropropagation, which will be integrated into the Company’s proprietary mechanized growing system. AgriFORCE’s micropropagation laboratories will enable the micropropagation of healthy plantlets that will then be transplanted and grown to maturity in its facilities.

The Company plans to execute its business plan in two distinct elements:

●	First, the Company plans to manufacture and deploy its initial AgriFORCE micropropagation laboratories independently of its initial AgriFORCE grow house as a strategy to provide the Company with an initial revenue stream while it undertakes the necessary foundational work for the second element of the business plan, which is the construction of its AgriFORCE grow houses; and

●	The second and principal element of the Company’s business plan is to construct AgriFORCE grow houses and lease these facilities to third party EIO’s who will license these facilities to cultivators for the cultivation of plant based pharmaceuticals, nutraceuticals, and other high value crops. The Company plans to enter into sub-lease agreements, intellectual property license agreements, and management services agreements with its EIOs that will provide the Company with an ongoing stream of revenues comprised of (i) rental payments, (ii) license fees, and (iii) management fees.

The Company’s initial AgriFORCE grow houses are planned to be constructed in California.

Corporate Structure

The Company currently has the following wholly-owned subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Date of Incorporation
AgriFORCE Investments Inc. (US)	Delaware	April 9, 2019
West Pender Holdings, Inc.	Delaware	September 1, 2018
AGI IP Co.	Nevada	August 31, 2018
West Pender Management Co.	Nevada	July 9, 2019

Summary Three Year History

From the date of Incorporation (December 22, 2017) to the date of the Prospectus, the Company has largely been engaged in completion of its initial corporate organization, assembling its management team, completing the design and engineering of its IP and filing the appropriate intellectual property protection and taking the initial steps to implement its business plan through the commencement of initial operations in California. Significant milestones during this period are as follows:

●	The Company completed its initial seed round financings in early 2018.

●	From November 2018 to August 2019, the Company engaged architectural, lighting design, structural engineering and tensile structure engineering consultants to advance “Concept Solution” to an “Engineered Solution” for the AgriFORCE grow houses, and the Company’s consultants completed testing and verification of its proprietary solution, as described below in detail under “Advancement from Concept Solution to Engineered Solution”.

●	In December 2018, the Company selected FabriTec as its primary contractor for the growing portion of the AgriFORCE grow houses, which will be constructed of tensile steel and the high strength flexible covering material.

●	In January 2019, the Company received from FabriTec the initial engineering drawings for the greenhouse enclosure for the AgriFORCE grow house.

●	In February 2019, the Company arranged for PharmHaus, as its initial EIO, to enter into three offtake agreements with well-known California high value crop producers for the potential offtake purchase of an aggregate of 19,500 kilograms of production, which has since been increased to 21,878 kilograms of production per year under a replacement offtake agreement executed in September 2019.

●	On March 7, 2019, the Company filed an initial provisional patent application for the original concept related to the AgriFORCE grow house.

●	In July 2019, the Company entered into a master “Design/ Build” construction contract with FabriTec for the construction of the greenhouse enclosure (subject to final agreement on pricing).

●	In August 2019, the Company submitted an amended provisional patent application for its Structure Technology that reflects the “engineered solution” and related technology and intellectual property developed by the Company through the testing and verification process with FabriTec and the Company’s other architectural, engineering and technical consultants.

●	On March 6, 2020, a New International Patent Application No. PCT/CA2020/050302 Priority Claim United States 62/815, 131 was filed. The Company’s IP can be adapted to a multitude of crops and required growing conditions where exacting environmental control and pharma grade equivalent cleanliness and processes are required to meet the highest cultivation standards.

●	As of the date of this prospectus, the Company has substantially finalized the final design and engineering drawings for the AgriFORCE grow house.

Debt Financing

The Company signed a Term Sheet with Capital Funding Group on April 8, 2020 for the provision of debt related to the potential purchase of the 50 acre property in Coachella, CA and all site improvements and infrastructure. Since that time, the Company has entered into a land purchase and sale agreement on a 41.37 acres in Coachella, CA. Capital Funding Group has verbally agreed to apply the same funding framework to the Coachella, CA property as provided for in the Term Sheet. The terms of the debt are to provide 50% of the value of the land purchase price and 80% of the value of the site improvements and infrastructure. The value of the debt is expected to be approximately $12,000,000. The interest rate applicable to the land purchase is 10.5% per annum and for the site improvements and infrastructure it is 15.5% annum. In order to complete the debt facility agreement, the Company will need to raise approximately $4,500,000 in equity by October 13, 2020. The term of the loan is eighteen months. The Company expects to re-finance at the completion of the improvements and infrastructure through traditional lending sources. The Company is also in discussions with respect to debt financing for the grow house structure as well as the associated equipment including but not limited to the HVAC system and the automated growing system through the same debt broker used to secure the Capital Funding Group loan facility term sheet. Capital Funding Group has conditionally agreed to provide such debt financing subject to the completion of a completed development appraisal and final approval by its board of directors. There can be no assurance as to whether the Company will be able to secure further debt or secure such debt on commercially reasonable terms.

The Company’s Initial California EIO (Exclusive Independent Operator)

The Company has selected PharmHaus, a private company that is arms-length to AgriFORCE, as its initial EIO. The Company has entered into each of the following agreements, on the terms outlined above, with PharmHaus as the EIO (the “PharmHaus Agreements”):

●	Cultivation Facility Lease Agreement;

●	IP License Agreement; and

●	Management Services Agreement.

Under the PharmHaus Agreements, the Company is anticipating that approximately 90% of revenues, net of costs of goods sold and operator fees, derived by PharmHaus from its operations (after payment of operating fees/ expenses) will ultimately be paid to the Company through its wholly owned subsidiaries under the PharmHaus Agreements.

The Company assisted PharmHaus in entering into three offtake agreements (the “PharmHaus Offtake Agreements”) representing the aggregate agreement to purchase an original minimum aggregate of 19,500 kilograms of production per year. Each PharmHaus Offtake Agreement is with a separate company. We refer to these companies as the “Offtake Distributors”, as they will purchase and then distribute the high value crops produced at the initial PharmHaus facility. The Offtake Distributors are well established high value crop producers in the California marketplace. The PharmHaus Offtake Agreements were originally each for annual amounts of 6,500 kilograms per year, but one PharmHaus Offtake Agreement was replaced with an offtake agreement for 8,878 kilograms per year. The PharmHaus Offtake Agreements each provide that the Offtake Distributor will take and pay for the agreed minimal annual amount of production derived from the PharmHaus cultivation facility. Pricing will be based upon mutually agreeable published indices and benchmarks. In addition, the Offtake Distributor will have a right of first refusal to purchase additional product above the set minimum amount. The PharmHaus Offtake Agreements include agreements with respect to bonding to be provided by the Offtake Distributor, delivery and storage of products, title and risk of loss, events of default and representations and warranties. In September 2019, one of the offtake partners advised of their intent to withdraw from one of the PharmHaus Offtake Agreements. As a result, the initial offtake agreement with this offtake partner was terminated and a new offtake agreement for 8,878 kilograms of high value crops per year was entered into by PharmHaus with a company that is related to one of the other original offtake partners. According, the total minimum purchase agreement under the PharmHaus Offtake Agreements is now 21,878 kilograms of cannabis product per year.

In order to enable PharmHaus to operate the AgriFORCE grow houses and to deliver product under the PharmHaus Operating Agreements, PharmHaus has entered into operating agreements with each of the Offtake Distributors for the operation of the initial AgriFORCE grow houses to be constructed at the site (each a “PharmHaus Operating Agreement”). Under each PharmHaus Operating Agreement, the Offtake Distributor will be engaged as the operator of the cultivation facility and will agree to operate the facility in accordance with AgriFORCE’s operating standards. PharmHaus will pay to the Offtake Distributor an operating fee equal to cost of golds sold plus 5%. The operating costs will be paid by PharmHaus using funds to be received from the sale of the high value crops sold to the Offtake Distributor under the relevant PharmHaus Offtake Agreement. Under the PharmHaus Operating Agreement, the Offtake Distributor will agree to transfer to PharmHaus any and all licenses, if required, related to the production of high value crops held by the Offtake Distributor in connection with the operation of the grow house. The PharmHaus Operating Agreement requires the Offtake Distributor, as operator, to comply with all applicable laws, licenses and permits in operating the facility and to confer with PharmHaus as to the high value crops grown, their genetic profiles and on their pricing when sold. The PharmHaus Operating Agreement will require the Offtake Distributor to pay for all operating costs of the facility and related business, with such costs ultimately being funded through payment by PharmHaus of the operating fee.

PharmHaus will be applying for the required governmental licenses and permits from the State of California and as required by local authorities in order to enable it to high value crops in accordance with any applicable California and local laws.

PharmHaus will require additional financing in order to achieve its business plan and objectives and in order to perform its contractual obligations under the Company’s agreements with PharmHaus. There is no assurance that PharmHaus will obtain such funding, and if PharmHaus does not obtain funding or perform its obligation under its agreements with the Company, then the Company may have to terminate its series of agreements with PharmHaus and identify another EIO that is capable of advancing the business.

Micropropagation Laboratories

The Company has undertaken the steps described below in connection with the design and deployment of the Company’s micropropagation laboratories. These laboratories will ultimately be deployed at the Company’s AgriFORCE grow houses. However, the Company has identified a business opportunity through one of the PharmHaus’s Offtake Distributors for deployment of the micropropagation laboratories for plantlet growth in advance of the completion of the initial AgriFORCE grow houses. The advantage of the Company for pursuing this opportunity is that it enables the Company to achieve initial revenues in advance of incurring the full construction expenditure required for the initial AgriFORCE grow houses, thereby providing internally generated funding for the Company’s expenditures and tests of the micropropagation process with the selected plant strains:

●	the Company has completed the evaluation of options for construction of the micropropagation facility;

●	the Company has completed the determination of the most suitable low capital expenditure option providing mobility and flexibility;

●	Acquired in-house expertise through Dr. Laila Benkrima, the Company’s Chief Scientific Officer, who has a PhD from the University of Paris in horticulture with a specialization in tissue culture and the hybridization and selection of plant varietals and Susan Cooper Smith who has extensive experience in operating and managing commercial micropropagation laboratories and until recently acted as the Company’s Director of Micropropagation before being laid off;

●	completed the design of full facility and equipment scope and layout;

●	identified potential vendors and receipt of final quotation; and

●	Research and preparation for permitting and licensing requirements as well as identifying an operating location in connection with installation and operation of mobile laboratory.

Following these efforts, the Company has undertaken discussions with the PharmHaus Offtake Distributors as to deployment of micropropagation laboratory facility and sale of plantlets to the Offtake Distributors.

PharmHaus has entered into a binding memorandum of understanding dated September 12, 2019 (the “MOU”) with one of the PharmHaus Offtake Distributors for sharing in the sale proceeds of the product grown in a new (mobile) micropropagation laboratory. Under the MOU, PharmHaus has agreed to exclusively supply the Offtake Distributor with product from the micropropagation laboratory, provided that PharmHaus may supply plantlets to other parties with the consent of the Offtake Distributor, with such consent not to be unreasonably withheld. PharmHaus will be responsible for all costs relating to the micropropagation laboratory and producing the plantlets, including licensing and operation expenses. Upon growth of plantlets in the laboratory, the plantlets will be transferred to the Offtake Distributor for growth into mature plants suitable for harvesting and commercial sales. The Offtake Distributor will be responsible for all costs of growing the plantlets and commercial sales, including licensing and operator expenses. All revenues received will be shared equally by the Offtake Distributor and PharmHaus. The MOU is contingent upon PharmHaus being able to obtain use of the micropropagation laboratory, which condition it intends to satisfy by entering into with the arrangements with the Company’s operating subsidiaries described below. The MOU between PharmHaus and the Offtake Distributor contemplates the execution of a definitive agreement for this arrangement, but provides that the terms of the arrangement are legally binding on the parties pending finalization of the definitive agreement.

In order to enable PharmHaus to perform its obligations under the MOU, the Company will provide the micropropagation laboratories to PharmHaus under arrangements that will provide for rental fees, licensing fees and service fees being paid by PharmHaus to the Company’s operating subsidiaries. These arrangements will be finalized once costing of the micropropagation laboratories has been completed and are expected to follow a similar structure to the leasing, licensing and service fee arrangements under the existing PharmHaus Agreements. The Company is presently proceeding with obtaining quotations for the manufacture of the micropropagation laboratories from the identified vendors in order that these laboratories can be constructed and rented to PharmHaus, with PharmHaus then being able to perform its obligations under the MOU.

Intellectual Property

The Company’s intellectual property rights are important to its business. In accordance with industry practice, the Company protects its proprietary products, technology and its competitive advantage through a combination of contractual provisions and trade secret, copyright and trademark laws in Canada, the United States and in other jurisdictions in which it conducts its business. The Company also has confidentiality agreements, assignment agreements and license agreements with employees and third parties, which limit access to and use of its intellectual property.

Patent Applications

●	Patent #1 STRUCTURES FOR GROWING PLANTS: On March 7, 2019, the Company filed a provisional patent application to the United States Patent and Trademark Office with respect to the original concept for the AgriFORCE cultivation facilities. On March 6, 2020, a New International Patent Application No. PCT/CA2020/050302 with a Priority Claim to United States 62/815, 131 was filed.
●	Patent #2 AUTOMATED GROWING SYSTEMS: On August 26, 2019, the Company filed another provisional patent application for its Structure Technology that reflects the “engineered solution” and related intellectual property developed by the Company through the testing and verification process with FabriTec and its other architectural, engineering and technical consultants. On August 26, 2020, a New International Patent Application No. PCT/CA2020/051161 with a Priority Claim to United States 62/891,562 was filed.
●	The Company’s IP can be adapted to a multitude of crops and required growing conditions where exacting environmental control and pharma grade equivalent cleanliness and processes are required to meet the highest cultivation standards. The Structure Technology is designed to improve the structure of current greenhouses and provide a low-cost cultivation solution for the indoor production of high value crops. In addition, the Structure Technology incorporates use of transmissive panels to allow the full light spectrum of natural sunlight to penetrate the facility, enhancing plant growth. The Company is working on additional provisional patent applications with respect to its automated grow system and lighting systems which it intends to file in due course once sufficient design and engineering work is completed. Elements of the Company’s automated growing system are included in its patent application; however, the Company intends to seek more specific protection related thereto.

Trademarks

Case Ref.	Official No.	Owner	Title	Case Status	Country	Property Type	Local Classes

56288979-12CA	1997835	AGRIFORCE GROWING SYSTEMS LTD.	AGRIFORCE	Application filed	Canada	Trademark	06, 19, 44
56288979-12EM	018243244	AGRIFORCE GROWING SYSTEMS LTD.	AGRIFORCE	Application filed	EUIPO	Trademark	06, 19, 44
56288979-12US	88/930218	AGRIFORCE GROWING SYSTEMS LTD.	AGRIFORCE	Suspended	United States	Trademark	06, 19, 44
56288979-13CA	2044675	AGRIFORCE GROWING SYSTEMS LTD.	FORCEFILM	Application filed	Canada	Trademark	06, 19, 44
56288979-13US	90/124842	AGRIFORCE GROWING SYSTEMS LTD.	FORCEFILM	Application filed	United States	Trademark	06, 19, 44
56288979-2CA	1934896	AGRIFORCE GROWING SYSTEMS LTD	HYDROHAUS	Application filed	Canada	Trademark	06, 44
56288979-4CA	1934895	AGRIFORCE GROWING SYSTEMS LTD	HYDROHOUSE	Application filed	Canada	Trademark
56288979-5CA	1942554	AGRIFORCE GROWING SYSTEMS LTD	PLANET LOVE	Application filed	Canada	Trademark	06, 19, 44
56288979-5MAP	1504091	AGRIFORCE GROWING SYSTEMS LTD.	PLANET LOVE	Registered	Madrid Protocol (TM)	Trademark	06, 19, 44
56288979-5US	79/274347	AGRIFORCE GROWING SYSTEMS LTD.	PLANET LOVE	Published	United States	Trademark	06, 19, 44
56288979-6CA	1942547	AGRIFORCE GROWING SYSTEMS LTD	HYDROFILM	Application filed	Canada	Trademark	06, 19, 44
56288979-6MAP	1506916	AGRIFORCE GROWING SYSTEMS LTD.	HYDROFILM	Abandoned	Madrid Protocol (TM)	Trademark	06, 44
56288979-6US	79/275547	AGRIFORCE GROWING SYSTEMS LTD.	HYDROFILM	Abandoned	United States	Trademark	06, 44
56288979-8CA	1949210	AGRIFORCE GROWING SYSTEMS LTD	CANIVATE	Application filed	Canada	Trademark	06, 44
56288979-8MAP	1494234	AGRIFORCE GROWING SYSTEMS LTD.	CANIVATE	Registered	Madrid Protocol (TM)	Trademark	06, 44
56288979-8US1	79/270262	AGRIFORCE GROWING SYSTEMS LTD.	CANIVATE	Published	United States	Trademark	06, 44
56288979-8US-1	87/657451		Opposition to CANNAVATION AWARDS	US Application 87/657451 abandoned June 8, 2020	United States	Trademark	06, 44
56288979-9CA	1949209	AGRIFORCE GROWING SYSTEMS LTD	THE CANIVATE WAY	Application filed	Canada	Trademark	06, 44
56288979-9MAP	1494231	AGRIFORCE GROWING SYSTEMS LTD.	THE CANIVATE WAY	Registered	Madrid Protocol (TM)	Trademark	06, 44
56288979-9US1	79/270261	AGRIFORCE GROWING SYSTEMS LTD.	THE CANIVATE WAY	Published	United States	Trademark	06, 44

Our Competitive Conditions

Both Indoor and Greenhouse growing facilities have come to the forefront in recent years. With the advent of new business opportunities and the necessity and demand for increasing efficiency and yields, the facility design for both indoor and greenhouse has been significantly improved through advancing technologies and operational procedures, even more importantly in hybrid facility environments.

While Indoor (warehouse growing) has really come to interest primarily through the origination of the cannabis sector, in recent decades, the greenhouse industry has been transforming from small scale facilities used primarily for research and aesthetic purposes (i.e. botanic gardens) to significantly more large-scale facilities that compete directly with land-based conventional food and ornamental plant production. While indoor growing allows production throughout the year and in most geographical locations, the energy used for lighting and climate control is costly while those systems are critical to the success, efficiency and yield of the operation. Nowadays, in large part due to the tremendous recent improvements in growing technology, the industry is witnessing a blossoming like no time before. Greenhouses today are increasingly emerging that are large-scale, capital-infused, more resource conscientious and urban-centered.

A major part of this recent transformation in the greenhouse industry has been the rise of a technology-infused Smart Greenhouse Market. Smart Greenhouses feature new levels of technology and automated control systems that allow for further optimization of growing conditions. These technologies include LED grow-lights that provide energy efficient supplemental lighting during cloudy conditions and at night, as well as an array of smart sensors that can detect issues with plants or the growing environment as they arise and trigger responses from different control systems.

No matter the country or region, one universal trend is that modern greenhouses are moving closer to metropolitan areas and large transportation hubs. One reason for this shift is to locate closer to universities where research opportunities and skilled-labor abound. As greenhouses become more tech-heavy, having this close proximity to research institutions will continue to be an important factor in location.

As the market has grown dramatically, it has also experienced clear trends in recent years. Modern greenhouses are becoming increasingly tech-intensive, using LED lights and automated control systems to tailor optimal growing environments. Successful greenhouse companies are scaling significantly and locating their growing facilities near urban hubs to capitalize on the ever-increasing demand for local (sustainable, conscientious, nutritious) food, no matter the season. To accomplish these feats, the greenhouse industry is also becoming increasingly capital-infused, using venture funding and other sources to build out the infrastructure necessary to compete in the current market.

As the smart greenhouse market continues to expand, new technologies are also coming online that will shape the future of production. Like before, many of these technologies are being developed internally for the greenhouse industry in particular. However, perhaps recently more than ever, innovation is also coming from other sectors. From artificial intelligence to Solar PV, new technologies from a wide range of industries are now finding their way into the modern greenhouse.

Past and current deficiencies with indoor farming in general have already signaled two important messages. First, there is logical reasoning to support the argument that indoor ag will become the norm and play a vital role to our current food (water intensive, non-grain) landscape. It will not be an easy journey, but the industry is growing and evolving at a fascinating speed. Second, technology advancements play a key role in leading the industry to continue to mature and reach greater efficiencies, production, and profitability.

As the global population continues to grow, and resources like land, water and labor become more restricted, greenhouse (and hybrid) farming will be a dominant contributor for feeding global population that is just as important as land-based farming.

As a whole, the solutions provided to the agriculture industry have been driven by the integration of disparate components either lead by the major greenhouse vendors such as Kubo, Van der Hoeven, Certhon and Havecon or by major automation vendors such as Codema Systems or Ridder Group. This has resulted in fragmentation and sub-optimal IP that has not been fully integrated in a form as the Company is endeavoring to provide. Additionally, many solutions often are an amalgamation of disparate parts and vendors that are not necessarily optimized for a particular crop. In the indoor growing space, this is even more pronounced as the facility is often a simple warehouse which is in and of itself suboptimal and the draw backs are more pronounced. Often the integration is led by the cultivators themselves, who often do not possess the necessary skills to effectively manage such a process or it is led by one of the main vendors.

The future: hardware, software, & plant physiology

Currently innovation is steered by three main drivers: in-house development within companies, technology providers, and cross-industry pollination. New and upcoming companies have great potential to create innovative products. When companies showcase how their innovative technology can be applied, other companies can either adapt or further develop these ideas. There are also technology providers who specialize in specific areas of agtech. Through cross-industry pollination, we can acquire existing technology from other industries for use in greenhouse application.

Lighting/materials

Energy costs—primarily associated with lighting—are of major significance in the operation of a greenhouse facility. Lighting is a critical component for growing plants in fully closed environments because it is the primary energy input used by plants for photosynthesis. Light-emitting diodes (LEDs) were first adopted for indoor growing in the 1970s to supplement natural sunlight more efficiently than previously used incandescent bulbs. With the advancement of LED technology, the cost has dropped significantly over the last 10 years—specifically, LED lighting costs have halved, while their efficacy, or light energy, has more than doubled. We can expect costs to continue to drop as technology develops and this trend continues. Additionally, precise control of lighting can enable the discovery and dissemination of reproducible “light recipes” that are tailored to crops specifically grown indoors. These light recipes are being developed and used by cultivators to manipulate how plants grow, what they taste like, and their nutrient composition.

In addition to lighting, improvements related to materials can also help further efficiency. Companies like Soliculture, are paving the way for the new revolution of greenhouse materials. Their LUMO solar panel contains a low density of silicon photovoltaic (PV) strips arranged with space in between to allow light to transmit between the strips. A thin layer of luminescent material is adhered to the backside of the glass, enhancing light quality by converting green light to red light. Red light has the highest efficiency for photosynthesis in plants, and therefore this optimized light spectrum increases yield faster maturation rate, and has proven to be more disease resistance.

Data/AI

Artificial Intelligence is expected to grow significantly in the coming years, where humans are certainly not obsolete but essential in leading innovation to significantly enhance results. AI-powered tools are gaining popularity across several industries including agriculture. In the future, we can expect AI to be used in operations by means of automation and for predictive analytics.

Robots are increasingly replacing humans as we see more fully-automated operations. Robots excel at repetitive, precision mundane tasks such as seeding, weeding and harvesting. Start-up Iron Ox uses robots every step of the way from seed to harvest.

This allows allocation of resources elsewhere to focus on their overall production. Robotics also reduce labor costs while increasing efficiency. Currently farming is facing a labor shortage from reasons ranging from immigration policy to just a lack of desire to work in the industry. Robots can help fill in the gaps in missing labor.

AI and machine learning technologies are developed to integrate and deliver more precise control of comprehensive growing operations. AgTech company, Autogrow, provides intelligent automation systems including pH sensors, irrigation, and climate control products. Both hardware and software are improving to become more analytical to help detect and solve problems such as pest management, nutrient solution maintenance, and disease prevention.

Automation will become more feasible and available as AI technology improves and becomes less expensive. Reduced labor costs will allow product prices to decrease, making the demand for local food more accessible.

Biological Development

While improved environmental control and cultivation practices will undoubtedly lead to greater crop yields, biological alterations can more specifically tailor plants to growing environments and consumer needs. Indoor growing environments and processing facilities reduce the need for plant traits which provide stability in the face of environmental fluctuations, pests, pathogens, and post-harvest injury. New plant breeding techniques and genome-editing technologies such as CRISPR/Cas9 can be used to promote new plant traits focused on rapid plant growth, performance in low-light environments, plant stature, nutrition, and flavor. Coupling heightened environmental control with biological control also opens the door for variable gene expression under different growing conditions. This could lead to crop varieties that are distinct from their outdoor counterparts for new culinary applications and create unique markets for produce grown indoors.

Industrial synergies

With the rise of abundant tech providers and cross-disciplinary innovators, we can expect collaboration and knowledge sharing to become more common. In addition to delivering more effective indoor growing technologies, collaboration may also substantiate partnerships between companies which reduce their ecological footprints. For instance, co-locating greenhouses with industrial power plants can divert carbon dioxide and heat—by products of combustion—from the atmosphere to crops for photosynthesis enhancement and climate control. Furthermore, composted food waste may be diverted from landfills to fertilize crops in soil-based greenhouses. In the other direction, transparent solar panels may enable greenhouses to become net producers of energy to supply nearby buildings without sacrificing crop performance.

New technologies and ideas will better integrate ag businesses with the world around them, helping urban and industrial communities become more productive and sustainable.

Innovation in technology and practice will be the key drivers of new developments in indoor and greenhouse ag businesses. While these developments will be diverse and multidimensional, their effects will certainly be focused on improvements to the potential scale, efficiency, and quality of food of indoor agriculture. Following the greenhouse’s historical trajectory, it is safe to assume its relevance to global food systems will continue to expand as we progress into the future.

Competitor Comparison

The Company believes that it has no direct competitors who provide a proprietary facility design and automated grow system as well as a system of operational process designed to optimize the performance of the Company’s IP. On a broader basis, the competitive landscape includes greenhouse vendors, agriculture systems providers, automated grow system vendors, system/solutions consultants and cannabis and hemp companies themselves who are all trying to service the fast-growing market.

Employees

As of the date of this Prospectus, the Company has five employees and one consultant. Prior to COVID-19, the Company had eight employees and two key consultants. The Company also relies on consultants and contractors to conduct its operations. The Company anticipates that it will move back to pre-COVID -19 staffing levels upon completion of further financing and hopes that certain senior management personnel laid off previously will be available to re-join the Company. However, there can be no assurances that previous employees will be desirous of rejoining or available to rejoin the Company in which case the Company will likely need to incur recruitment costs to identify and recruit suitable personnel in key management positions.

Operations

The Company primary operating activities are in California. The Company’s head office is located in Vancouver, British Columbia, Canada. The Company intends to open a project office near Coachella, CA and maintain an administrative office in Los Angeles. The Company also anticipated opening an office in Holland in the coming year upon completion of its financing. The Company also plans to deploy its initial AgriFORCE micropropagation laboratories and construct its initial AgriFORCE grow houses in the State of California.

Description of Property

The Company currently lease office space at 777 Hornby Street, Suite 600, Vancouver, B.C., V6Z 1S4 as its principal office. The Company believes these facilities are in good condition and satisfy its current operational requirements. The Company intends to seek additional leased space, as its business efforts increase and moves back to pre-COVID staffing levels.

MANAGEMENT

Name	Age	Position	Served Since
Ingo W. Mueller	55	Director, Chief Executive Officer, Disclosure Committee	December 2017
Donald Nicholson	80	Chairman, Director, Audit Committee, Disclosure Committee	July 2018
William J. Meekison	56	Director, Audit Committee Chair, Disclosure Committee	June 2019
David Welch	39	Director, Audit Committee	June 2019
Richard S. Wong	55	Chief Financial Officer	October 2018
Troy T. McClellan	58	Officer, Vice President Design & Construction, President Daybreak Ag Systems Ltd.	February 2018

Directors serve until the next annual meeting and until their successors are elected and qualified. Officers are appointed to serve for one year until the meeting of the Board of Directors following the annual meeting of shareholders and until their successors have been elected and qualified.

Ingo Wilhelm Mueller – Director and Chief Executive Officer

Mr. Mueller has been involved in the finance and advisory business for the past 25 years having been involved in the financing of companies and projects. Mr. Mueller is the founder and currently the CEO of the Company and has been responsible for the development of the Company’s intellectual property, business model and financing. He is also currently the CEO of St. George Capital Corp. (since 1998), doing business as Capital Fusion Group, a private financial advisory firm. Mr. Mueller was Chairman and CEO of International Coal Company Ltd. from 2008-2010 before it was sold to London Mining plc, after which Mr. Mueller was named Chairman and CEO of London Mining Colombia Ltd. (2010 to 2012). Mr. Mueller was also the CEO and Chairman of WIGU City Edutainment Centers Plc (2014 to 2017). Mr. Mueller has a Bachelor Commerce (major in Finance and minor in Urban Land Economics) from the University of British Columbia.

Don Nicholson, Chairman, Director

Mr. Nicholson began his career as an engineer at Shell Canada Ltd. and went on to serve as President, Vice President and Chief Executive Officer of several multinational companies. Prior to his retirement, he acted as President of Pan Pacific Aggregates plc from January 2005 to August 2008.

Mr. Nicholson was responsible for executing major projects in the LNG, power generation, mining, nuclear, natural gas production, and pipeline construction industries. Prior to his retirement, he was a member of the Registered Professional Engineers of the Province of British Columbia, a Member of Prospector and Developers Association of Canada, of the Canadian Institute of Mining and Metallurgy, and the Institute of Corporate Directors of Canada. Mr. Nicholson earned a B.A. Sc., in Electrical Engineering at the University of British Columbia and a DIC in Automatic Control Systems at the Imperial College in London, England.

David Welch, Director

Mr. Welch is the founding partner at D|R Welch Law, a law firm in Los Angeles, California. He has a broad base of experience in representing clients in the areas of litigation, corporate governance and financing, intellectual property and regulatory advisement and defense. Mr. Welch also focuses on complex commercial transactions and finance. Mr. Welch obtained his Juris Doctorate degree from Loyola Law School and received his Bachelor of Arts in Political Science from the California State University, Fullerton. He is a member of the Los Angeles County and American Bar Associations.

William John Meekison, Director

Mr. Meekison is a career Chief Financial Officer and former investment banker. He has spent the last fifteen years serving in a variety of executive management and CFO roles with both private and public companies, currently as the CFO and Director of Exro Technologies Inc. (since October 2017), a technology company that creates energy management system, and CFO and Director of ArcWest Exploration Inc. (since December 2010), a mining exploration company in British Columbia. He is currently on the board of directors of Pike Mountain Minerals Inc. (since July 2018) and Quest Pharmatech Inc. (since November 2017). Prior to his position at Exro Technologies Inc., Mr. Meekison spent fifteen years in corporate finance with a focus on raising equity capital for North American technology companies, including nine years at Haywood Securities Inc. Mr. Meekison received his Bachelor of Arts from the University of British Columbia and is a Chartered Professional Accountant, Professional Logistician and Certified Investment Manager.

Richard Wong, Chief Financial Officer

Mr. Wong has over 25 years of experience in both start-up and public companies in the consumer goods, agricultural goods, manufacturing, and forest industries. Mr. Wong has also served as the CFO of Emerald Harvest Co., Dan-D Foods, Ltd., and was the Director of Finance and CFO of SUGOI Performance Apparel and had served positions at Canfor, Canadian Pacific & other Fortune 1000 companies. Mr. Wong is a Chartered Professional Accountant, and a member since 1999. Mr. Wong has a Diploma in Technology and Financial Management from the British Columbia Institute of Technology.

Troy McClellan, Vice President, Design and Construction

Mr. McClellan has focused on innovative design and construction technologies throughout his career. Most recently, Mr. McClellan was the VP Design and Development of MGM Macau. Previously, he was a Project Manager at Wynn Design & Development and a Design Manager at Universal Studios (Japan). Mr. McClellan is a registered professional architect and received his Master’s Degree in Architecture from Montana State University

Our philosophy as to the structure of our management team is a follows:

Employee Title	Description of Employee Duties and Responsibilities

Chief Executive Officer (Ingo Mueller)	The Chief Executive Officer in partnership with the Board, is responsible for the success of the organization, making high-level decisions about the Company’s policies and strategy. Together, the Board and CEO assure the accomplishment of the Company’s vision and mission, and the accountability of the Company to its stakeholders and shareholders. The Board delegates responsibility for management and day-to-day operations to the CEO, and he has the authority to carry out these responsibilities, in accordance with the direction and policies established by the Board.

Chief Financial Officer (Richard Wong)	As a key member of the Executive team, the CFO reports to the CEO and assumes an overall strategic role in the Company. The CFO participates in driving the organization towards achieving its objectives whilst building the Finance and Administration function by demonstrating ethical leadership and business integrity. The CFO will ensure risk management is put in place with responsibility over internal controls to ensure transactions are done to prevent fraud while being cost efficient. In so doing, the incumbent will balance short term concerns and pressures, such as managing cash, liquidity and profitability with long-term vision and sustainable Company success. The CFO will work closely with the CEO and the rest of the Executive team to drive and manage change and innovation in a quickly evolving and changing industry landscape whilst fulfilling stewardship responsibilities. In so doing the CFO will ensure effective compliance and control and respond to regulatory developments and financial reporting obligations. Directly responsibility includes accounting, finance, forecasting, costing, property management, deal analysis and negotiations, compliance, financing and capital markets activities.

Vice-President of Design & Construction (Troy McClellan)	Reporting to the CEO, the Vice President, Design and Construction is responsible for establishing, implementing and enforcing of all aspects and activities of the Design and Construction group. Responsibilities will include; supporting and partnering with other executives and stakeholders to develop and implement a comprehensive development strategy to build the Company’s facilities master plan both nationally and internationally, ensuring innovative, intelligently constructible LEED objective facilities, utilizing construction standardization and efficiency, ensuring best sustainability and HSE practices. The VP Design & Construction will oversee development and coordination of all AgriFORCE facilities, ensuring program and performance optimization, development schedule adherence and budget management based on the Company’s capital investment program; and work closely with other executives to deliver on the Company’s KPI, operational performance and specific programming direction to ensure focused, directed, timely project advancement.

Independent Directors (effective as of the date of our initial listing on NASDAQ)

The names, positions and ages of our independent directors (as defined by NASDAQ and SEC rules) as of the date of our initial listing on NASDAQ are as follows:

Name	Age	Position

[To be added by amendment.]

Involvement in Legal Proceedings

To the best of our knowledge, during the past ten years, none of the following occurred with respect to a present or former director or executive officer of our Company: (1) any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of any competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; (4) being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission (the “Commission”) or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated; and (5) being the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any federal or state securities or commodities law or regulation, law or regulation respecting financial institutions or insurance companies or law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or (6) being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act, as amended), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or associated persons.

Corporate Governance

The business and affairs of our Company are managed under the direction of the Board of Directors.

Term of Office

Directors serve until the next annual meeting and until their successors are elected and qualified. Officers are appointed to serve until the Company requires them to be replaced.

Director Independence

We use the definition of “independence” of The NASDAQ Stock Market to make this determination. We are not yet listed on NASDAQ, and although we use its definition of “independence,” its rules are inapplicable to us until such time as we become listed on NASDAQ. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of our Company or any other individual having a relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ rules provide that a director cannot be considered independent if:

●	the director is, or at any time during the past three years was, an employee of our Company;

●	the director or a family member of the director accepted any compensation from our Company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

●	a family member of the director is, or at any time during the past three years was, an executive officer of our Company;

●	the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which our Company made, or from which our Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

●	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of our Company served on the compensation committee of such other entity; or

●	the director or a family member of the director is a current partner of our Company’s outside auditor, or at any time during the past three years was a partner or employee of our Company’s outside auditor, and who worked on our Company’s audit.

Under the following three NASDAQ director independence rules a director is not considered independent: (a) NASDAQ Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation, (b) NASDAQ Rule 5605(a)(2)(B), a director is not consider independent if he or she accepted any compensation from our Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, and (c) NASDAQ Rule 5605(a)(2)(D), a director is not considered to be independent if he or she is a partner in, or a controlling shareholder or an executive officer of, any organization to which our Company made, or from which our Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000. Under such definitions, we have __ independent directors.

Family Relationships

The Chairman of the Board and the Chief Executive Officer have a family relationship as the Chairman is the stepfather of the Chief Executive Officer, although they do not live in the same household.

Board Committees

Our Board of Directors has no standing committees, except for an audit committee, which is non Nasdaq compliant. In connection with our application to list our common stock on NASDAQ, we have identified and will appoint the requisite number of independent directors required under the NASDAQ listing rules and to establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each comprised entirely of independent directors and otherwise Nasdaq-compliant, all effective as of the date of our initial listing on NASDAQ. We do not intend to take advantage of any transition periods permissible under the NASDAQ rules.

Audit Committee

Our Audit Committee will be comprised of three individuals, each of whom will be an independent director and at least one of whom will be an “audit committee financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K.

Our Audit Committee will oversee our corporate accounting, financial reporting practices and the audits of financial statements. For this purpose, the Audit Committee will have a charter (which will be reviewed annually) and perform several functions. The Audit Committee will:

●	evaluate the independence and performance of, and assess the qualifications of, our independent auditor and engage such independent auditor;

●	approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services and approve in advance any non-audit service to be provided by our independent auditor;

●	monitor the independence of our independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

●	review the financial statements to be included in our future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and review with management and our independent auditor the results of the annual audit and reviews of our quarterly financial statements; and

●	oversee all aspects our systems of internal accounting control and corporate governance functions on behalf of the Board of Directors.

Compensation Committee

Our Compensation Committee will be comprised of three individuals, each of whom will be an independent director, all effective as of the date of our initial listing on NASDAQ.

The Compensation Committee will review or recommend the compensation arrangements for our management and employees and also assist our Board of Directors in reviewing and approving matters such as company benefit and insurance plans, including monitoring the performance thereof. The Compensation Committee will have a charter (which will be reviewed annually) and perform several functions.

The Compensation Committee will have the authority to directly engage, at our expense, any compensation consultants or other advisers as it deems necessary to carry out its responsibilities in determining the amount and form of employee, executive and director compensation.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee will be comprised of three individuals, each of whom will be an independent director, all effective as of the date of our initial listing on NASDAQ.

The Nominating and Corporate Governance Committee will be charged with the responsibility of reviewing our corporate governance policies and with proposing potential director nominees to the Board of Directors for consideration. This committee will also have the authority to oversee the hiring of potential executive positions in our Company. The Nominating and Corporate Governance Committee will have a charter (which will be reviewed annually) and perform several functions.

Director Independence

Our Board of Directors has reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, our Board of Directors has determined that __________are “independent directors” as defined in the NASDAQ Listing Rules and Rule 10A-3 promulgated under the Exchange Act.

Code of Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the consummation of this offering, we will post a current copy of the code on our website, www.AgriFORCEGS.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of NASDAQ concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

Indemnification of Directors and Officers

The Registrant is subject to the provisions of the Business Corporations Act (British Columbia) (the “Act”) and the articles of the Registrant (the “Articles”) regarding indemnification of the Registrant’s directors and officers.

Indemnification under the Act

Under Section 160(a) of the Act, and subject to Section 163 of the Act, the Registrant may indemnify any eligible party (as defined in the Act) against all eligible penalties (as defined in the Act) to which the eligible party is or may be liable. Section 160(b) of the Act permits the Registrant to pay the expenses (as defined in the Act) actually and reasonably incurred by an eligible party after the final disposition of the eligible proceeding (as defined in the Act).

Under Section 159 of the Act:

· an “eligible party” means an individual who:

○ is or was a director or officer of the Registrant,

○ is or was a director or officer of another corporation (i) at a time when the corporation is or was an affiliate of the Registrant, or (ii) at the request of the Registrant, or

○ at the request of the Registrant, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity,

and includes, except in the definition of “eligible proceeding” and except in sections 163(1)(c) and (d) and 165 of the Act, the heirs and personal or other legal representatives of that individual;

· an “eligible penalty” is defined as a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

· an “eligible proceeding” means a proceeding (as defined herein) in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Registrant or an associated corporation:

○ is or may be joined as a party, or

○ is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

· “expenses” are defined to include costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of any proceeding; and

· a “proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

Under Section 161 of the Act, the Registrant must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by the eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses, and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

Under Section 162 of the Act, the Registrant may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding; provided the Registrant must not make such payments unless it first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by Section 163, the eligible party will repay the amounts advanced.

Under Section 163 of the Act, the Registrant must not indemnify an eligible party against eligible penalties to which the eligible party is or may be liable or pay the expenses of an eligible party in respect of that proceeding under Sections 160, 161 or 162 of the Act, as the case may be, if any of the following circumstances apply:

· if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Registrant was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

· if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Registrant is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

· if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the Registrant or the associated corporation, as the case may be; or

· in the case of an eligible proceeding other than a civil proceeding if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

Under Section 163(2) of the Act, if an eligible proceeding is brought against an eligible party by or on behalf of the Registrant or by or on behalf of an associated corporation, the Registrant must not either indemnify the eligible party against eligible penalties to which the eligible party is or may be liable in respect of the proceeding, or, after the final disposition of an eligible proceeding, pay the expenses of the eligible party under Sections 160(b), 161 or 162 of the Act in respect of the proceeding.

Under Section 164 of the Act, despite any other provision of Division 5-Indemnification of Directors and Officers and Payment of Expenses under the Act and whether or not payment of expenses or indemnification has been sought, authorized or declined under such Division, the Supreme Court of British Columbia may, on application of the Registrant or an eligible party, may:

· order the Registrant to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

· order the Registrant to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

· order the enforcement of, or any payment under, an agreement of indemnification entered into by the Registrant;

· order the Registrant to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under this section; or

· make any other order the Court considers appropriate.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Section 16(a) Beneficial Ownership Reporting Compliance

Since our common stock is not yet registered under Section 12 of the Exchange Act, our directors and executive officers and persons who beneficially own more than 10% of our common stock are not required to file with the Commission various reports as to their ownership of and activities relating to our common stock.

EXECUTIVE COMPENSATION

The following table summarizes compensation of our named executive officers, as of December 31, 2019 and 2018.

Summary Compensation Table

Name and position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Non-qualified Incentive Plan Compensation ($)	All Other Compensation ($) (5)	Total ($)
Ingo W. Mueller,	2019	100,031	60,291	-	-	-		61,421	188,583
Chief Executive Officer	2018	43,292	-	-	134,635	-		89,678	244,452
Richard S. Wong,	2019	90,673	-	-	31,256	-		63,697	198,336
Chief Financial Officer	2018	-	-	-	1,104	-		49,420	50,524
Troy T. McClellan,	2019	77,861	45,218	-	-	-		86,668	164,529
Vice President Design & Construction	2018	-	-	-	60,232	-		89,720	149,952

Employment and Related Agreements

Except as set forth below, we currently have no other written employment agreements with any of our officers and directors. The following is a description of our current executive employment agreements:

Agreements with Our Named Executive Officers

We have entered into written employment agreements with each of our named executive officers, as described below. Each of our named executive officers has also executed our standard form of confidential information and invention assignment agreement.

Employment Agreement with Ingo Mueller

We have entered into an employment agreement with Mr. Mueller on July 1, 2019 that governs the terms of his employment with us as Chief Executive Officer which and shall thereafter continue unless and until such employment is earlier terminated by either party as hereinafter provided. Under the terms of this agreement, Mr. Mueller is entitled to an annual base salary of CDN$150,000 beginning on July 1, 2019, eligible to receive payment of up to $3,600 per annum, paid monthly, for medical expenses, and is subject to annual reviews where the Company at its discretion increase, but not decrease the Base Salary each year. The employment agreement also entitles Mr. Mueller to, among other benefits, the following compensation: (i) eligibility to receive an annual cash bonus of up to 100% of base salary; based on performance targets established by the Board from time to time at the sole discretion of the Board and as determined by the Compensation Committee commensurate with the policies and practices applicable to other senior executive officers of the Company; (ii) an opportunity to participate in any stock option, performance share, performance unit or other equity based long-term incentive compensation plan commensurate with the terms and conditions applicable to other senior executive officers and (iii) participation in health benefit plans, practices, policies and programs provided by the Company and its affiliated companies (including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans and programs) to the extent available to our other senior executive officers.

Executive Consulting Services Agreement with PSV Enterprises Corporation

We have also entered into an executive services agreement on July 1, 2019 with PSV Enterprises Corporation known as “Consulting Corp” where Mr. Mueller is a named executive providing services to the Company on behalf of PSV. The term of this Agreement will continue until such time as this Agreement is terminated by either party as hereinafter provided. Under the terms of this agreement, PSV is entitled to a monthly Base Fee of CDN$6,250 beginning on July 1, 2019 plus applicable taxes. The Company and Consulting Corp will review, at least annually, the Base Fee payable to Consulting Corp from time to time during the continuance of this Agreement. The Company may, in its discretion, increase (but not decrease) the Base Fee depending on Consulting Corp performance of the Services and having due regard to the financial circumstances of the Company. Consulting Corp may receive, but is not guaranteed, an additional performance-based fee (a “Performance Fee”) based on performance targets established by the Board from time to time, provided that the setting of performance targets and the grant of any Performance Fee is at the sole discretion of the Board. The Executive, Ingo Mueller, and not Consulting Corp, will be eligible to participate in the Company’s stock option plan, as in effect from time to time. The Company will reimburse Consulting Corp for all pre-approved and reasonable travel (other than auto) and other out-of-pocket expenses incurred. Mr. Mueller is not an officer, director or shareholder of PSV.

Employment Agreement with Richard Wong

We have entered into an employment agreement with Mr. Wong on July 1, 2019 that governs the terms of his employment with us as Chief Financial Officer which and shall thereafter continue unless and until such employment is earlier terminated by either party as hereinafter provided. Under the terms of this agreement, Mr. Wong is entitled to an annual base salary of CDN$236,500 beginning on July 1, 2019, and is subject to annual reviews where the Company at its discretion increase, but not decrease the Base Salary each year. The employment agreement also entitles Mr. Wong to, among other benefits, the following compensation: (i) eligibility to receive an annual cash bonus of up to 100% of base salary; based on performance targets established by the Board from time to time at the sole discretion of the Board and as determined by the Compensation Committee commensurate with the policies and practices applicable to other senior executive officers of the Company; (ii) an opportunity to participate in any stock option, performance share, performance unit or other equity based long-term incentive compensation plan commensurate with the terms and conditions applicable to other senior executive officers and (iii) participation in health benefit plans, practices, policies and programs provided by the Company and its affiliated companies (including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans and programs) to the extent available to our other senior executive officers.

Employment Agreement with Troy McClellan

We have entered into an employment agreement with Mr. McClellan from June 15, 2019 that governs the terms of his employment with us as Vice President Design & Construction which and shall thereafter continue unless and until such employment is earlier terminated by either party as hereinafter provided. Under the terms of this agreement, Mr. McClellan is entitled to an annual base salary of CDN$202,500 beginning on June 15, 2019, and is subject to annual reviews where the Company at its discretion increase, but not decrease the Base Salary each year. The employment agreement also entitles Mr. McClellan to, among other benefits, the following compensation: (i) eligibility to receive an annual cash bonus of up to 100% of base salary; based on performance targets established by the Board from time to time at the sole discretion of the Board and as determined by the Compensation Committee commensurate with the policies and practices applicable to other senior executive officers of the Company; (ii) an opportunity to participate in any stock option, performance share, performance unit or other equity based long-term incentive compensation plan commensurate with the terms and conditions applicable to other senior executive officers and (iii) participation in health benefit plans, practices, policies and programs provided by the Company and its affiliated companies (including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans and programs) to the extent available to our other senior executive officers.

Potential Payments to Messrs. Mueller, Wong, McClellan, and PSV upon Termination or Change in Control

Pursuant to the employment and consulting agreements, regardless of the manner in which Messrs. Mueller, Wong, McClellan, and PSV’s service terminates, each executive officer and consulting corporation is entitled to receive amounts earned during his term of service, including salary, other benefits, and for the consulting agreement a termination fee of six months of the Base Fee only. In addition, each of them is eligible to receive certain benefits pursuant to his agreement with us described above.

The Company is permitted to terminate the employment of Messrs. Mueller, Wong, McClellan, and the consulting agreement for the following reasons: (1) death, (2) Termination for Cause (as defined below) or (3) for no reason.

Each such officer is permitted Termination for Good Reason (as defined below) of such officer’s employment. In addition, each such officer may terminate his or her employment upon written notice to the Company 30 days prior to the effective date of such termination and for the consulting agreement with PSV, sixty days.

In the event of such officer’s Termination for Cause by the Company or the termination of such officer’s employment as a result of such officer’s resignation other than a Termination for Good Reason, such officer shall be provided certain benefits provided in the employment agreement and payment of all accrued and unpaid compensation and wages, but such officer shall have no right to compensation or benefits for any period subsequent to the effective date of termination.

Under the employment agreements, “Cause” means: any material breach of the employment agreement, and any act, omission, behavior, conduct or circumstance of the Executive that constitutes just cause for dismissal of the Executive at common law, including an act involving gross negligence, or willful misconduct, commission or a felony, becoming bankrupt, or any material omission in the performance of Services, or the doing or condoning any unlawful or manifestly improper act.

Involuntary Termination other than for Cause, Death or Voluntary Termination for Good Reason Following a Change of Control. If within twelve (12) months following a Change of Control, the officer’s employment is terminated involuntarily by the Company other than for Cause, death, or by such officer pursuant to a Voluntary Termination for Good Reason, and such officer executes and does not revoke a general release of claims against the Company and its affiliates in a form acceptable to the Company, then the Company shall provide such officer with, among other benefits:

1.	a lump sum payment in the amount equal to twelve months of the then Base Salary
2.	any outstanding Vacation pay as at the Effective Date of Termination; and
3.	any outstanding Expenses as at the Effective Date of Termination;

And maintain the Executive’s then Group Benefits for a period of three months from the Effective Date of Termination;

Outstanding Equity Awards at December 31, 2019

Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Ingo W. Mueller	712,500	237,500	-	0.26	Dec 21, 2024
Richard S. Wong	25,000	25,000	-	0.27	October 24, 2024
Richard S. Wong	100,000	100,000		0.38	June 10, 2025
Troy T. McClellan	318,750	106,250	-	0.26	Dec 21, 2024

Stock Option Plan

The Company adopted a stock option plan originally on December 12, 2018 (the “Option Plan”), as amended, under which the committee of the Board (the “Committee”) may from time to time in its discretion, grant to directors, officers, employees and consultants of the Company non-transferable options to purchase Shares. As of the date of this Prospectus, the Company has 6,979,361 stock options outstanding. The Option Plan was approved by the shareholders of the Company on June 10, 2019.

The principal purpose of the Option Plan is to advance the interests of the Company by encouraging the directors, employees and consultants of the Company and of its subsidiaries or affiliates, if any, by providing them with the opportunity, through options, to acquire Shares in the share capital of the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs.

Eligibility

Any officer, director, employee or consultant of the Company or its wholly-owned subsidiaries (each as described in the Option Plan and each, an “Eligible Person”) is eligible to receive Options under the Option Plan. The Committee has full and final authority to determine the Eligible Persons who are granted Options under the Option Plan and the number of Shares subject to each Option.

Shares Subject to Option Plan

The maximum number of Shares which may be available for issuance under the Option will not exceed 15% of the total number of Shares issued and outstanding from time to time. The Option Plan is an “evergreen plan” and accordingly, any issuance of Shares from treasury, including the issuances of Shares in respect of which Options are exercised, and any expired or cancelled Options, shall automatically replenish the number of Shares issuable under the Option Plan.

The maximum number of Shares which may be issued or reserved for issuance to any one Person (as described in the Option Plan), and companies wholly-owned by that Person, under the Option Plan within any 12-month period shall not exceed 5% of the issued and outstanding Shares, calculated on the date an Option is granted to such Person.

Limits with Respect to Consultants and Employees or Consultants engaged in Investor Relations Activities

The maximum number of Options which may be granted to any one consultant under the Option Plan within any 12-month period, must not exceed 2% of the issued and outstanding Shares, calculated at the date an Option is granted to such consultant (on a non-diluted basis).

The maximum number of Options which may be granted to employees or consultants engaged in investor relations activities under the Option Plan within any 12-month period, must not exceed 2% of the issued and outstanding Shares, calculated on the date an Option is granted to any such investor relations person (on a non-diluted basis).

Exercise of Options

The exercise price of Options issued may not be less than the “Market Value” (as described in the Option Plan) of the Shares at the time the Option is granted. In addition, the exercise price will not be lower than as permitted by applicable stock exchange policies.

Subject to the provisions of the Option Plan and the particular Option, an Option may be exercised, in whole or in part, by delivering a written notice of exercise to the Company along with payment in cash or certified cheque for the full amount of the exercise price of the Shares then being purchased.

Term and Expiry Date

The period within which Options may be exercised and the number of Options which may be exercised in any such period are determined by the Committee at the time of granting the Options provided, however, that the maximum term of any Options awarded under the Option Plan is ten (10) years. The term and expiry date of any Options granted to a Ten Percent Shareholder Participant (as defined in the Option Plan) shall not exceed five (5) years from the date of grant.

Vesting

All Options granted pursuant to the Option Plan will be subject to the vesting requirements imposed by the Board at the time of grant of the Options.

Termination of Options

An optionee who ceases to be an Eligible Person for any reason, other than as a result of having been dismissed for cause or as a result of the optionee’s death, may exercise any vested and unexpired Options held by such optionee for a period of 30 days from the date of cessation (or until the normal expiry date of the Option rights of such optionee, if earlier), unless otherwise determined by the Committee and expressly provided for in the certificate representing the Options.

In the event of a death of the optionee during the currency of the optionee’s Options, any Options theretofore granted to the optionee is exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one (1) year after the date of death of such optionee and the expiry date of the Options.

If an optionee ceases to be an Eligible Person as a result of having been dismissed for cause, all unexercised Options of that optionee under the Option Plan shall immediately become terminated and shall lapse.

Non-Assignability and Non-Transferability

Options granted under the Option Plan will be non-assignable and non-transferable by an optionee other than pursuant to a will or by the laws of descent and distribution, and such Option shall be exercisable, during an optionee’s lifetime, only by the optionee.

Adjustments in Shares Subject to Option Plan

The Option Plan contains provisions for the treatment of Options in the event of a reorganization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or Shares of the Company. The Options granted under the Option Plan may contain such provisions as the Committee may determine with respect to adjustments to be made in the number and kind of Shares covered by such Options and in the exercise price in the event of such change.

The following table provides information with respect to options outstanding under our Plan:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance

Equity compensation plans approved by security holders	6,979,361	$0.28	100,000
Equity compensation plans not approved by security holders	-		-
Total	6,979,361	$0.28	100,000

The purpose of our Plan is to attract and retain directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage a sense of proprietorship and to stimulate an active interest of such persons in our development and financial achievements. The Plan will be administered by the Compensation Committee of our Board of Directors, once established, or by the full board, which may determine, among other things, the (a) terms and conditions of any option or stock purchase right granted, including the exercise price and the vesting schedule, (b) persons who are eligible to receive options and stock purchase rights and (c) the number of shares to be subject to each option and stock purchase right. The types of equity awards that may be granted under the Plan are: (i) incentive stock options (“ISOs”) and non-incentive stock options (“Non-ISOs”); (ii) share appreciation rights (“SARs”); (iii) restricted shares, restricted share units (which are shares granted after certain vesting conditions are met) and unrestricted shares; (iv) deferred share units; and (v) performance awards.

Non-Employee Director Remuneration Policy

Upon listing on Nasdaq, that directors will be paid $20,000 per annum plus a meeting allowance of $1,000/day plus travel expenses and for directors who are committee members or hold the title of chairperson, the total compensation will be paid $30,000 per annum. It is anticipated that these payments will all be made in cash.

Director Compensation

No annual compensation was paid to our employee directors for the fiscal year ended December 31, 2019.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

In computing the number and percentage of shares beneficially owned by a person, shares that may be acquired by such person within 60 days of the date of October 9, 2020 are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person. Unless otherwise indicated, the principal address of each of the persons below is c/o AgriFORCE Growing Systems, Ltd.

		Options Granted vested			Percentage Beneficially Owned
	Common Shares	within 60 days of offering	Warrants	Total	Before Offering (1)	After Offering (2)
Directors and Officers:
Ingo Mueller	3,377,143	67,846	-	3,444,989	9.0%	.-
Don Nicholson	2,250,000	35,708	-	2,285,708	6.0%	-
John Meekison	-	34,819	-	34,819	0.1%	-
David Welch	62,500	29,463	-	91,963	0.1%	-
Richard Wong	50,000	46,425	-	96,425	0.1%	-
Troy McCllellan	1,449,367	30,352	-	1,479,719	3.8%	-
All Officer and Directors as a

		Options Granted vested			Percentage Beneficially Owned
	Common Shares	within 60 days of offering	Warrants	Total	Before Offering (1)	After Offering (2)
5% or Greater Beneficial Owners:

Ingo Mueller	3,377,143	67,846	-	3,444,989	9.0%	-
Don Nicholson	2,250,000	35,708	-	2,285,708	6.0%	-
Roger Dent	2,027,000	-	925,000	2,952,925	5.4%	-
Fabrizio Carella	2,012,000	-	450,000	2,462,000	5.3%	-
Fevzi Ogelman	2,000,000	-	-	2,000,000	5.3%	-

Arni Johannson	4,000,000	-	-	4,000,000	10.6%	-
Block X Capital	1,626,904	-	2,506,904	4,133,808	11.0%	-

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have adopted a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related-party transactions.” For purposes of our policy only, and not for purposes of required disclosure, which will be all related party transactions, even if less than $120,000, a “related-party transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related party” are participants involving an amount that exceeds $120,000.

Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related-person transactions under this policy. A related party is any executive officer, director or a holder of more than five percent of our common stock, including any of their immediate family members and any entity owned or controlled by such persons.

At present, while the policy has been established, our Board of Directors does not yet include any independent members and therefore no one has been appointed to the Nominating and Corporate Governance Committee. As a result, our Chief Financial Officer, Richard Wong, must present information regarding a proposed related-party transaction to our Board of Directors. Under the policy, where a transaction has been identified as a related-party transaction, Mr. Wong must present information regarding the proposed related-party transaction to our Nominating and Corporate Governance Committee, once the same is established, for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related parties, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-party transactions in advance, we rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-party transactions, our Nominating and Corporate Governance Committee will take into account the relevant available facts and circumstances including, but not limited to:

●	whether the transaction was undertaken in the ordinary course of our business;

●	whether the related party transaction was initiated by us or the related party;

●	whether the transaction with the related party is proposed to be, or was, entered into on terms no less favorable to us than terms that could have been reached with an unrelated third party;

●	the purpose of, and the potential benefits to us from the related party transaction;

●	the approximate dollar value of the amount involved in the related party transaction, particularly as it relates to the related party;

●	the related party’s interest in the related party transaction, and

●	any other information regarding the related party transaction or the related party that would be material to investors in light of the circumstances of the particular transaction.

The Nominating and Corporate Governance Committee shall then make a recommendation to the Board, which will determine whether or not to approve of the related party transaction, and if so, upon what terms and conditions. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval.

Except as set forth below, we have not had any related party transactions, regardless of dollar amount:

●	During the year ended December 31, 2018 a total of $2,315 was included in the rent expense that was paid to Ingo Mueller, Chief Executive Officer of the Company.
●	During the year ended December 31, 2018 the Company paid share issue costs amounting to $9,261 to Don Nicholson, $3,473 to Ingo Mueller, and $11,577 to 1071269 BC Ltd.
●	During the year ended December 31, 2019 and December 31, 2018 the Company paid $186,971 and $56,672, respectively, to our U.S. general counsel firm, D R Welch against legal services. An aggregate of 62,500 shares were issued to David Welch as part of the payment.
●	During the year ended December 31, 2018 the Company paid $52,578 for consulting services, to Edutainment Management Ltd. (HK), which is related to Chairman of the Board of Directors, Don Nicholson.
●	During the year ended December 31, 2019 the Company paid $17,271 for management services to First Liberty Power Corp., related to the Chairman of the Board of Directors, Don Nicholson.
●	On April 30, 2019, a loan of $18,625 (CAD $25,000) bearing interest at 2% per annum was given to Ingo Mueller, Chief Executive officer for the purposes of obtaining corporate credit card. The loan was subsequently repaid on August 9, 2019 along with interest accrued.
●	During the year ended December 31, 2019 the Company paid $37,682 (2018: $23,154) for consulting services to 0902550 BC Ltd. where Don Nicholson is the principal consultant.
●	On May 1, 2019, the Company entered into a 12 months consulting agreement with Arni Johannson to provide Investor Relations services for a monthly fee of CAD $10,000. As of June 30, 2020, the Company owed $88,054 pursuant to the said agreement.
●	During the year ended December 31, 2019 the company paid share issue costs amounting to $2,355 to Enkoodabaoo LLC related to officer, Troy McClellan.

DESCRIPTION OF OUR SECURITIES

General

We have authorized unlimited shares of common stock and preferred stock.

Common Stock

As of the date of this prospectus, we had 37,699,645 shares of common stock issued and outstanding.

Voting

The holders of the common stock are entitled to one vote for each share held at all meetings of shareholders (and written actions in lieu of meeting). There is no cumulative voting. The holders of shares of common stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefor, and upon liquidation are entitled to share pro rata in any distribution to holders of common stock. There are no preemptive, conversion or redemption privileges, nor sinking fund provisions with respect to the common stock.

Series A Preferred Stock

Our preferred stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of preferred stock and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of preferred stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series than outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

As of the date of this prospectus, the Company has 10,729,425 issued and outstanding Series A Preferred Shares, with no par value. The preferred shareholder shall be entitled to receive a 12% dividend in specie consisting of Common Shares on each six-month anniversary of the Closing Dates i.e. May 2, 2019 for tranche 1 representing 6,866,800 preferred shares; and May 10, 2019 for tranche 2 representing 3,862,625 preferred shares.

Additionally, the principal amount of the Series A Preferred share along with any unpaid dividends will automatically convert into Common Shares upon the earlier of (i) the Company issuing Equity Securities in a transaction or series of related transactions resulting in aggregate gross proceeds of at least CAD $5,000,000; (ii) the occurrence of a Liquidity Event; or (iii) at the Maturity Dates i.e. May 2, 2024 and May 10, 2024 for tranche 1 and tranche 2, respectively.

Securities Class	Number	Expiry	Conversion feature

$0.35 CDN Common Share Warrants	160,000	December 21, 2021	Each warrant entitles holder to purchase One common share
$0.35 CDN Common Share Warrants	80,000	January 21, 2022	Each warrant entitles holder to purchase One common share
$0.50 CDN Common Share Warrants	300,000	October 15, 2021	Each warrant entitles holder to purchase One common share at CDN$0.50 for three years, subject to acceleration of the expiry date upon the Company entering into one or more definitive offtake agreement or agreements.
$0.50 CDN Common Share Warrants	2,511,427	December 21, 2021	Each warrant entitles holder to purchase One common share at CDN$0.50 for three years, subject to acceleration of the expiry date upon the Company entering into one or more definitive offtake agreement or agreements.
$0.50 CDN Common Share Warrants	1,000,000	January 16, 2022	Each warrant entitles holder to purchase One common share at CDN$0.50 for three years, subject to acceleration of the expiry date upon the Company entering into one or more definitive offtake agreement or agreements.
$2.00 CDN Common Share Warrants Tranche 1	7,428,080	May 2, 2024	Each warrant entitles holder to purchase One common share within 5 years, and is accelerated to 30 days expiry when stock trades for a minimum of CAD$ 3 for 10 consecutive days
$2.00 CDN Common Share Warrants Tranche 2	4,158,825	May 10, 2024	Each warrant entitles holder to purchase One common share within 5 years, and is accelerated to 30 days expiry when stock trades for a minimum of CAD$ 3 for 10 consecutive days
$2.00 CDN Common Share Warrants from convertible debentures	506,904	May 10, 2024	Each warrant entitles holder to purchase One common share within 5 years, and is accelerated to 30 days expiry when stock trades for a minimum of CAD$ 3 for 10 consecutive days
	16,145,236

Securities Offered in this Offering

We are offering _________________Class A Units, each unit consisting of one share of our common stock and one Series A common warrant to purchase one share of our common stock and one Series B common warrant to purchase one share of our common stock . The share of common stock and accompanying common warrants included in each unit will be issued separately. Units will not be issued or certificated. We are also registering the shares of common stock included in the units and the shares of common stock issuable from time to time upon exercise of the warrants included in the units offered hereby. The description of our common stock is set forth above in this section. The following summary of certain terms and provisions of the warrants offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of the form of warrant, which is filed as an exhibit to the registration statement of which this prospectus is a part. Except as otherwise specified, the terms apply to both the Series A Warrants and the Series B Warrants. Prospective investors should carefully review the terms and provisions set forth in the form of warrant.

Exercisability. The warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance for the Series A Warrants and one year after their original issuance for the Series B Warrants . The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the shares of Common Stock underlying the warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of shares of Common Stock purchased upon such exercise. If a registration statement registering the issuance of the shares of Common Stock underlying the warrants under the Securities Act is not effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the warrant. No fractional shares of Common Stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price.

If, on any trading day after the three-month anniversary of the date of issuance of the Series B warrants, and ending on the 12-month anniversary of the date of issuance of the Series B warrants, the “market price” of a share of our common stock is less than $____.00 (as adjusted for stock splits, stock dividends, extraordinary dividend recapitalization, reorganization, mergers and consolidation), then the holders of the Series B warrants may exercise the Series B warrants in a cashless exercise. This cashless exercise would permit such Series B warrant holder to obtain a number of shares of our common stock equal to:

A* (B -C)/C

Where	A =	the number of warrants being exercised, and

	B =	Warrant strike price, and

	C=	The greater of 20% of the per Unit price in this offering, and the market price of a share of our common stock

In the event that the number of shares for which Series B Warrants are exercisable exceeds the number of shares of common stock authorized for issuance under our certificate of incorporation, we will call a meeting of our stockholders and take other appropriate action to amend and restate our certificate of incorporation to increase the number of authorized shares to the level necessary to satisfy our obligations to the Series B warrant holders.

The following table shows the number of shares of common stock for which the Series B Warrants would be exercised in aggregate, based on hypothetical declines in the market price for our common stock based upon an assumed per Class A Unit price of $______.

Market Price	Number of Shares of Common Stock Issued Upon Exercise(1)
4.50
2.50
1.00

Exercise Limitation. A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 9.99% of the number of shares of our Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants.

Exercise Price. The exercise price per whole share of Common Stock purchasable upon exercise of the warrants is $____ per share or 110 % of the public offering price of the unit for the Series A Warrants and $____ per share or 100% of the public offering price per unit for the Series B Warrants. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Transferability. Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We have applied for the listing of the Series A Warrants offered in this offering on The NASDAQ Capital Market under the symbol “****W” , but the Series B Warrants will not trade on any exchange. No assurance can be given that such listing will be approved or that a trading market will develop.

Warrant Agent. The warrants will be issued in registered form under a warrant agency agreement between VStock _______________ Transfer, LLC, as warrant agent, and us. The warrants shall initially be represented only by one or more global warrants deposited with the warrant agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC.

Fundamental Transactions. In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Common Stock, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Rights as a Stockholder. Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holder of a warrant does not have the rights or privileges of a holder of our Common Stock, including any voting rights, until the holder exercises the warrant.

Governing Law. The warrants and the warrant agency agreement are governed by New York law.

Equity Incentive Plan

The Company adopted a stock option plan originally on December 12, 2018 (the “Option Plan”), as amended, under which the committee of the Board (the “Committee”) may from time to time in its discretion, grant to directors, officers, employees and consultants of the Company non-transferable options to purchase Shares. As of the date of this Prospectus, the Company has 6,979,361 stock options outstanding. The Option Plan was approved by the shareholders of the Company on June 10, 2019.

The principal purpose of the Option Plan is to advance the interests of the Company by encouraging the directors, employees and consultants of the Company and of its subsidiaries or affiliates, if any, by providing them with the opportunity, through options, to acquire Shares in the share capital of the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs.

Eligibility

Any officer, director, employee or consultant of the Company or its wholly-owned subsidiaries (each as described in the Option Plan and each, an “Eligible Person”) is eligible to receive Options under the Option Plan. The Committee has full and final authority to determine the Eligible Persons who are granted Options under the Option Plan and the number of Shares subject to each Option.

Shares Subject to Option Plan

The maximum number of Shares which may be available for issuance under the Option will not exceed 15% of the total number of Shares issued and outstanding from time to time. The Option Plan is an “evergreen plan” and accordingly, any issuance of Shares from treasury, including the issuances of Shares in respect of which Options are exercised, and any expired or cancelled Options, shall automatically replenish the number of Shares issuable under the Option Plan.

The maximum number of Shares which may be issued or reserved for issuance to any one Person (as described in the Option Plan), and companies wholly-owned by that Person, under the Option Plan within any 12-month period shall not exceed 5% of the issued and outstanding Shares, calculated on the date an Option is granted to such Person.

Limits with Respect to Consultants and Employees or Consultants engaged in Investor Relations Activities

The maximum number of Options which may be granted to any one consultant under the Option Plan within any 12-month period, must not exceed 2% of the issued and outstanding Shares, calculated at the date an Option is granted to such consultant (on a non-diluted basis).

The maximum number of Options which may be granted to employees or consultants engaged in investor relations activities under the Option Plan within any 12-month period, must not exceed 2% of the issued and outstanding Shares, calculated on the date an Option is granted to any such investor relations person (on a non-diluted basis).

Exercise of Options

The exercise price of Options issued may not be less than the “Market Value” (as described in the Option Plan) of the Shares at the time the Option is granted. In addition, the exercise price will not be lower than as permitted by applicable stock exchange policies.

Subject to the provisions of the Option Plan and the particular Option, an Option may be exercised, in whole or in part, by delivering a written notice of exercise to the Company along with payment in cash or certified cheque for the full amount of the exercise price of the Shares then being purchased.

Term and Expiry Date

The period within which Options may be exercised and the number of Options which may be exercised in any such period are determined by the Committee at the time of granting the Options provided, however, that the maximum term of any Options awarded under the Option Plan is ten (10) years. The term and expiry date of any Options granted to a Ten Percent Shareholder Participant (as defined in the Option Plan) shall not exceed five (5) years from the date of grant.

Vesting

All Options granted pursuant to the Option Plan will be subject to the vesting requirements imposed by the Board at the time of grant of the Options.

Termination of Options

An optionee who ceases to be an Eligible Person for any reason, other than as a result of having been dismissed for cause or as a result of the optionee’s death, may exercise any vested and unexpired Options held by such optionee for a period of 30 days from the date of cessation (or until the normal expiry date of the Option rights of such optionee, if earlier), unless otherwise determined by the Committee and expressly provided for in the certificate representing the Options.

In the event of a death of the optionee during the currency of the optionee’s Options, any Options theretofore granted to the optionee is exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one (1) year after the date of death of such optionee and the expiry date of the Options.

If an optionee ceases to be an Eligible Person as a result of having been dismissed for cause, all unexercised Options of that optionee under the Option Plan shall immediately become terminated and shall lapse.

Non-Assignability and Non-Transferability

Options granted under the Option Plan will be non-assignable and non-transferable by an optionee other than pursuant to a will or by the laws of descent and distribution, and such Option shall be exercisable, during an optionee’s lifetime, only by the optionee.

Adjustments in Shares Subject to Option Plan

The Option Plan contains provisions for the treatment of Options in the event of a reorganization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or Shares of the Company. The Options granted under the Option Plan may contain such provisions as the Committee may determine with respect to adjustments to be made in the number and kind of Shares covered by such Options and in the exercise price in the event of such change.

The following table provides information with respect to options outstanding under our Plan:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance

Equity compensation plans approved by security holders	6,979,361	$0.28	100,000
Equity compensation plans not approved by security holders	-		-
Total	6,979,361	$0.28	100,000

The purpose of our Plan is to attract and retain directors, officers, consultants, advisors and employees whose services are considered valuable, to encourage a sense of proprietorship and to stimulate an active interest of such persons in our development and financial achievements. The Plan will be administered by the Compensation Committee of our Board of Directors, once established, or by the full board, which may determine, among other things, the (a) terms and conditions of any option or stock purchase right granted, including the exercise price and the vesting schedule, (b) persons who are eligible to receive options and stock purchase rights and (c) the number of shares to be subject to each option and stock purchase right. The types of equity awards that may be granted under the Plan are: (i) incentive stock options (“ISOs”) and non-incentive stock options (“Non-ISOs”); (ii) share appreciation rights (“SARs”); (iii) restricted shares, restricted share units (which are shares granted after certain vesting conditions are met) and unrestricted shares; (iv) deferred share units; and (v) performance awards.

Transfer Agent

The transfer agent and registrar for our common stock is Odyssey Trust. The transfer agent’s address is #323 409 Granville St., Vancouver, B.C. V6C 1T2, and its telephone number is +1 888 290-1175.

Listing

We have applied to have our common stock listed on NASDAQ under the symbol “****.” In conjunction therewith, we have also applied to have the warrants listed on The NASDAQ Capital Market under the symbol “****W” and our Class A Units to be listed under the symbol “****U”. The B Warrants will not be listed on any exchange. No assurance can be given that our application will be approved.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options and warrants, or the anticipation of these sales, could adversely affect prevailing market prices from time to time and could impair our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of October 9, 2020 , upon the completion of this offering we will have ______ shares of common stock outstanding, assuming (1) no exercise of the underwriter’s option to purchase additional shares of common stock and (2) no exercise of outstanding options or warrants. Of those shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, or Rule 144, may only be sold in compliance with the limitations described below.

Rule 144 The availability of Rule 144 will vary depending on whether restricted shares are held by an affiliate or a non-affiliate. In general, under Rule 144 as in effect on the date of this prospectus, a person who has beneficially owned restricted shares of common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) our Company is subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

Persons who have beneficially owned restricted shares of common stock for at least six months but who are affiliates of our Company at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such persons would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

●	1% of the number of shares of common stock then outstanding; and

●	if the shares of common stock are then traded on a national securities exchange, the average weekly trading volume of shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Lock-Up Agreements

Our directors and executive officers and our shareholders have agreed after the date of this prospectus, except with the prior written consent of the representative and subject to specified exceptions, we or it will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock subject to the schedule listed below. The Company is securing lock-up agreements in a form satisfactory to the underwriter from all officers, directors and shareholders to be entered into by and between each and the Underwriter based upon the schedule listed below which applies to each respective subscription price paid by each respective officer, director and or shareholder. Notwithstanding the provisions of the lock-up agreement, each officer director and shareholder will be subject to the provisions of Rule 144.

IP Acquisition Stock (include the $.01 Founders Round):

Released immediately based upon the following schedule:

-Month 1:	1%
-Month 3:	1%
-Month 6:	2%
-Month 9:	3%
-Month 12:	3%
-Month 15:	20%
-Month 18:	20%
-Month 21:	25%
-Month 24:	25%

Founders Stock $.025:

Released immediately based upon the following schedule:

-Month 1:	2%
-Month 3:	2%
-Month 6:	5%
-Month 9:	5%
-Month 12:	6%
-Month 15:	20%
-Month 18:	20%
-Month 21:	20%
-Month 24:	20%

Second Round of Seed Stock: $.075

-Released immediately based upon the following schedule:

-Month 1:	2.5%
-Month 3:	2.5%
-Month 6:	6%
-Month 9:	6%
-Month 12:	8%
-Month 15:	25%
-Month 18:	25%
-Month 21:	25%

Third Round of Seed Stock: $.35

Released immediately based upon the following schedule:

-Month 1:	7.5%
-Month 3:	7.5%
-Month 6:	10%
-Month 9:	20%
-Month 12:	25%
-Month 15:	30%

Options: $.35

-Released immediately based upon the following schedule:

-Month 1:	7.5%
-Month 3:	7.5%
-Month 6:	10%
-Month 9:	20%
-Month 12:	25%
-Month 15:	30%

Fourth Round of Seed Stock: $.50

-Released immediately based upon the following schedule

-Month 1:	10%
-Month 3:	10%
-Month 6:	15%
-Month 9:	25%
-Month 12:	30%
-Month 15:	10%

Fifth Round of Seed Stock: $1.00

-Released immediately based upon the following schedule:

-Month 1:	10%
-Month 3:	10%
-Month 6:	25%
-Month 9:	25%
-Month 12:	30%

Warrants: $2.00

-Released immediately based upon the following schedule:

-At Exercise:	25%
-Month 3:	25%
-Month 6:	25%
-Month 9:	25%

UNDERWRITING

_______________ (the “Representative”) is acting as the underwriters. We have entered into an underwriting agreement dated June 16, 2020 with the Representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of Class A Units listed next to its name in the following table:

Number of Class A Units
_______________

Total

The underwriters are committed to purchase all of the Class A Units offered by us other than those covered by the over-allotment option described below, if it purchases any Class A Units. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the Class A Units, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted a 45-day option to the underwriters, exercisable one or more times in whole or in part, to purchase up to an additional (i) ______ units or (ii) if _______________, as representative of the underwriters, determines that the units shall detach and our shares of common stock and the warrants underlying the units shall begin to trade separately during such 45-day period, an additional ______ shares of common stock at a price of $4.98 per share and/or ______ additional Series A Warrants at a price of $0.01 per warrant and/or ______ Series B Warrants at a price of $0.01 per warrant, less, in each case, the underwriting discounts and commissions, to cover over-allotments, if any.

Discounts

The following table shows the per unit and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
	Per Unit	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions (8%)	$	$	$
Non-accountable expense allowance (1%)(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)	The non-accountable expense allowance of 1% is not payable with respect to the shares and/or warrants sold upon exercise of the underwriters’ over-allotment option.

The underwriters propose to offer the units offered by us to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the units to other securities dealers at such price less a concession of $                per unit. If all of the units offered by us are not sold at the public offering price, the Representative may change the offering price and other selling terms by means of a supplement to this prospectus.

We have agreed to pay the Representative a non-accountable expense allowance of 1% of the public offering price at the closing, excluding the over-allotment option.

We have also agreed to pay the following expenses of the Representative relating to the offering: (a) all filing fees and communication expenses associated with the review of this offering by FINRA; (b) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $15,000 in the aggregate; (c) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the Representative, including the reasonable fees and expenses of the Representative’s blue sky counsel; (d) up to $20,000 of the Representative’s actual accountable road show expenses for the offering; (e) fees for underwriter’s counsel, not to exceed $150,000; (f) the $29,500 cost associated with the Underwriters’ use of Ipreo’s book building, prospectus tracking and compliance software for the offering; and (g) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and lucite tombstones in an aggregate amount not to exceed $5,000.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, will be approximately $_______.

Discretionary Accounts

The underwriters do not intend to confirm sales of the securities offered hereby to any accounts over which it has discretionary authority.

Lock-Up Agreements

Pursuant to “lock-up” agreements, we, our executive officers and directors, and our shareholders, have agreed, subject to limited exceptions, without the prior written consent of the Representative not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) any shares of our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities of our Company or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, based upon releases schedules which apply to each subscription price paid for by the shareholder.

Representative’s Warrants

We have agreed to issue to the Representative warrants to purchase up to a total of _________________ shares of common stock (5% of the shares of common stock sold in this offering, excluding the over-allotment option). The warrants will be exercisable at any time, and from time to time, in whole or in part, during the four-year period commencing one year from the effective date of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G). The warrants are exercisable at a per share price equal to 110 % of the public offering price per share in the offering. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriter (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of this prospectus.

The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or recapitalization, reorganization, merger or consolidation.

Right of First Refusal

Until 24 months after the closing date of the offering, the Representative will have a right of first refusal to act as lead underwriter for any future public or private equity (a “Subject Transaction”) offering during such 18-month period.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members. The Representative may agree to allocate a number of Class A Units to the underwriter and selling group members for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriter and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Determination of the Initial Public Offering Price

Prior to this offering, there has been no public market for our securities. The initial public offering price was determined through negotiations between us and the Representative. In addition to prevailing market conditions, the factors considered in determining the initial public offering price included the following:

●	the information included in this prospectus and otherwise available to the Representative;

●	the valuation multiples of publicly traded companies that the Representative believes to be comparable to us;

●	our financial information;

●	our prospects and the history and the prospects of the industry in which we compete;

●	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

●	the present state of our development and prevailing market conditions; and

●	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our common stock may not develop. It is also possible that, after the offering, the shares will not trade in the public market at or above the initial public offering price.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

●	Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

●	Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriter is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing securities in the open market.

●	Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the securities to close out the short position, the underwriter will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the over-allotment option. If the underwriter sells more securities than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be effected on the NASDAQ Capital Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, underwriter and selling group members may engage in passive market making transactions in our securities on the NASDAQ Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Certain Relationships

The underwriters and their affiliates have provided, or may in the future provide, various investment banking, commercial banking, financial advisory, brokerage or other services to us and our affiliates for which services they have received, and may in the future receive, customary fees and expense reimbursement.

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business for which they may receive customary fees and reimbursements of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (the “PRC”) (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

(a)	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
(b)	to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

(c)	to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of our Company or any underwriter for any such offer; or
(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by our Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs non-qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the “ISA”), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societá e la Borsa, “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree No. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 11971”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”), pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by our Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to our company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Jolie Kahn, Esq..

EXPERTS

Our consolidated financial statements as of December 31, 2019 and 2018 and for the years then ended, included in this prospectus have been so included in reliance on the report of Marcum, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Commission a registration statement on Form S-1 under the Securities Act with respect to the shares offered hereby. This prospectus, which is part of such registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549 and the website of the SEC at www.sec.gov. We also maintain a website at www.AgriFORCE.com. After the closing of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed of furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

AGRIFORCE GROWING SYSTEMS, LTD.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2019 AND 2018

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of AgriFORCE Growing Systems, Ltd.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
AgriFORCE Growing Systems, Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of AgriFORCE Growing Systems, Ltd. (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of comprehensive loss, changes in shareholders' equity (deficiency) and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note **2**, the Company has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note **2**. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not

MARCUMGROUP
MEMBER

Marcum LLP ▪ 600 Anton Boulevard ▪ Suite 1600 ▪ Costa Mesa, California 92626 ▪ Phone 949.236.5600 ▪ Fax 949.236.5601 ▪ www.marcumllp.com

F-2

F-3

AGRIFORCE GROWING SYSTEMS LTD.

(formerly known as Canivate Growing Systems Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2019 AND 2018

EXPRESSED IN UNITED STATES DOLLARS

F-4

AGRIFORCE GROWING SYSTEMS LTD.

CONSOLIDATED BALANCE SHEET

(Expressed in US dollars)

	Note	December 31, 2019	December 31, 2018

ASSETS

Current
Cash		$2,158,891	$79,015
Accounts receivable		47,697	36,874
Prepaid expenses and deposits	6	97,817	80,309
Total current assets		2,304,405	196,198

Property and equipment	4	$35,611	$27,909
Construction in progress	5	$2,030,270	$-
Total assets		$4,370,286	$224,107

LIABILITIES AND EQUITY

Current
Accounts payable and accrued liabilities	7, 9	$1,375,584	$264,191
Total current liabilities		1,375,584	264,191

Total Liabilities		1,375,584	264,191
Commitments and contingencies	13
Shareholders’ equity (deficiency)
Preferred Shares, no par value per share - unlimited shares authorized; 10,729,425 and nil shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively.	8	$6,717,873	$-
Common stock, no par value per share - unlimited shares authorized; 36,599,740 and 58,611,493 shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively.	8	$3,725,454	$2,373,624
Additional paid-in-capital	8	726,356	$208,321
Obligation to issue shares	8	12,463	$126,606
Subscriptions receivable	8	-	$(14,743)
Accumulated Deficit		(8,352,354)	$(2,744,792)
Accumulated Other Comprehensive Income		164,910	10,900
Total shareholders’ equity (deficiency)		2,994,702	(40,084)

Total liabilities and shareholders’ equity (deficiency)		$4,370,286	$224,107

The accompanying notes are an integral part of these consolidated financial statements

F-5

AGRIFORCE GROWING SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US dollars)

For the years ended December 31, 2019 and 2018

	Note	2019	2018

OPERATING EXPENSES
Consulting	9	$660,914	$595,062
Depreciation	4	8,114	3,295
Foreign exchange		3,600	23,148
Office and administrative		201,327	87,282
Investor relations		617,053	47,317
Professional fees	10	605,099	275,044
Rent	10	181,666	113,598
Research and development	11	1,111,562	881,435
Share-based compensation	7,8	401,869	208,321
Shareholder and regulatory		95,037	173,824
Travel and entertainment		189,937	83,898
Wages and salaries	10	1,042,968	252,568

Net Loss		$(5,119,146)	$(2,744,792)

Dividend paid to preferred stock holders		$488,416	$-

Net loss attributable to common shareholders		$(5,607,562)	$(2,744,792)

Other Comprehensive income (loss)
Foreign currency translation		$154,010	$10,900

Comprehensive loss attributable to common shareholders		$(5,453,552)	$(2,733,892)

Basic and diluted net loss attributed to common share		$(0.14)	$(0.07)

Weighted average number of common shares outstanding – basic and diluted		39,573,818	40,546,718

The accompanying notes are an integral part of these consolidated financial statements.

F-6

AGRIFORCE GROWING SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

(Expressed in US dollars, except share numbers)

		Common Shares		Series A Preferred Shares
	Note	# of Shares	Amount	# of Shares	Amount	Additional Paid-in- capital	Subscriptions Receivable	Obligation to issue shares	Accumulated Deficit	Accumulated other comprehensive loss	Total Shareholders’ Deficiency
Balance, December 31, 2017		1	$-	-	$-	$-	$-	$-	$-	$-	$-
Shares issued for cash		28,311,492	1,688,225	-	-	-	(14,743)	-	-	-	$1,673,482
Shares issued for IP technology	8c	25,500,000	479,884	-	-	-	-	-	-	-	$479,884
Shares issued for consulting services		4,800,000	205,515	-	-	-	-	126,606	-	-	$332,121
Share based compensation		-	-	-	-	208,321	-	-	-	-	$208,321
Net loss		-	-	-	-	-	-	-	(2,744,792)	-	$(2,744,792)
Foreign currency translation		-	-	-	-	-	-	-	-	10,900	$10,900
Balance, December 31, 2018		58,611,493	$2,373,624	-	$-	$208,321	$(14,743)	$126,606	$(2,744,792)	$10,900	$(40,084)

Balance, December 31, 2018		58,611,493	$2,373,624	-	$-	$208,321	$(14,743)	$126,606	$(2,744,792)	$10,900	$(40,084)
Shares issued for cash		1,175,000	325,689	10,218,500	7,493,249	105,847	14,743	-	-	-	7,939,528
Shares repurchased and cancelled		-	-	(25,000)	(19,144)	-	-	-	-	-	(19,144)
Shares cancelled for IP technology	8c	(25,500,000)	-	-	-	-	-	-	-	-	-
Shares Issued for Conversion of Convertible Debenture		506,904	377,921	-	-	-	-	-	-	-	377,921
Shares issued for consulting services		1,162,577	196,022	-	-	-	-	(114,143)	-	-	81,879
Shares issued for dividend on Preferred Shares		643,766	488,416	-	-	-	-	-	(488,416)	-	-
Share issue costs		-	(15,161)	535,925	(756,232)	(10,738)	-	-	-	-	(782,131)
Fair Value of Warrants		-	(21,057)	-	-	21,057	-	-	-	-	-
Share based compensation		-	-	-	-	401,869	-	-	-	-	401,869
Net loss		-	-	-	-	-	-	-	(5,119,146)		(5,119,146)
Foreign currency translation		-	-	-	-	-	-	-	-	154,010	154,010
Balance, December 31, 2019		36,599,740	$3,725,454	10,729,425	$6,717,873	$726,356	$-	$12,463	$(8,352,354)	$164,910	$2,994,702

The accompanying notes are an integral part of these consolidated financial statements.

F-7

AGRIFORCE GROWING SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the years ended December 31, 2019 and 2018

	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(5,119,146)	$(2,744,792)
Non-cash items:
Depreciation	8,114	3,295
Shares issued for IP technology	-	479,884
Share-based compensation	401,869	208,321
Shares issued for consulting services	57,603	332,121
Non-cash interest	5,203	-

Changes in non-cash working capital items:
Accounts receivable	(10,823)	(36,874)
Prepaid expenses and deposits	(17,508)	(80,309)
Accounts payable and accrued liabilities	367,202	264,191
Net cash used in operating activities	(4,307,486)	(1,574,163)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(16,149)	(31,039)
Cash paid for construction in progress	(1,286,079)	-
Net cash used in investing activities	(1,302,228)	(31,039)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares	7,939,528	1,721,339
Share repurchased	(19,144)	-
Share issuance costs	(782,131)	(47,857)
Subscriptions received in advance	-	-
Proceeds from issuance of Convertible Debt	372,634	-
Net cash provided by financing activities	7,510,887	1,673,482

Effect of exchange rate changes on cash	178,703	10,735
Change in cash	2,079,876	79,015
Cash, beginning of period	79,015	-
Cash, end of period	$2,158,891	$79,015

Supplemental cash flow information:
Cash paid during the period for interest	$-	$-
Cash paid during the period for income taxes	$-	$-

Supplemental disclosure of non-cash investing and financing transactions
Fair Value of Warrants	$21,057	$-
Shares issued for Consulting Services	$196,022	$205,515
Unpaid amount related to construction in progress included in accounts payable	$744,191	$-
Conversion of Convertible Debt	$377,921	$-
Shares issued for IP technology	$-	$479,884

The accompanying notes are an integral part of these consolidated financial statements.

F-8

1. BUSINESS OVERVIEW

AgriFORCE Growing Systems Ltd. (the “Company”) was incorporated as a private company by Certificate of Incorporation issued pursuant to the provisions of the British Columbia Business Corporations Act on December 22, 2017. The Company’s registered and records office address is at 600-777 Hornby Street, Vancouver, British Columbia, Canada, V6Z 1S4. On February 13, 2018, the Company changed its name from 1146470 B.C. Ltd to Canivate Growing Systems Ltd. On November 22, 2019 the Company changed its name from Canivate Growing Systems Ltd. to AgriForce Growing Systems Ltd.

The Company is an innovative agriculture-focused technology company that delivers reliable, financially robust solutions for high value crops through our proprietary facility design and automation Intellectual Property to businesses and enterprises globally. The Company intends to operate in the plant based pharmaceutical, nutraceutical, and other high value crop markets using its unique proprietary facility design and hydroponics based automated growing system that enable cultivators to effectively grow crops in a controlled environment. The Company calls its facility design and automated growing system the “AgriFORCE grow house”. The Company has designed its AgriFORCE grow house to produce in virtually any environmental condition and to optimize crop yields to as near their full genetic potential possible whilst substantially eliminating the need for the use of pesticides and/or irradiation.

2. BASIS OF PREPARATION

Basis of presentation

The accompanying consolidated financial statements (the “financial statements”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The financial statements and accompanying notes are the representations of the Company’s management, who is responsible for their integrity and objectivity. In the opinion of the Company’s management, the financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation.

Principal of consolidation

Our consolidated financial statements include the accounts of our wholly owned subsidiaries. We consolidate variable interest entities (VIEs) when we have variable interests and are the primary beneficiary.

All inter-company balances and transactions have been eliminated on consolidation. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries:

Name of entity:	Country of Incorporation	Purpose	Date of Incorporation
AgriFORCE Growing Systems Ltd.	Canada	Parent Company	Dec 22, 2017
Canivate Growing Solutions Ltd.	Canada	Management Company	May 22, 2018
Canivate Growing Systems Ltd.	Canada	Intellectual Property Development	Dec 4, 2019
AgriFORCE Holdings Inc.	United States	Intellectual Property	Aug 31, 2018
West Pender Holdings, Inc.	United States	Real Estate Holding and Development Company	Sep 1, 2018
AgriFORCE Investments Inc.	United States	Holding Company	Apr 9, 2019
West Pender Management Co.	United States	Management Advisory Services	Jul 9, 2019

F-9

During the year ended December 31, 2019, AgriFORCE Investments Inc., West Pender Holdings, Inc. and AgriFORCE Holdings Inc., wholly owned subsidiaries of the Company, commenced operations and its financial results are consolidated into the results of the Company. All other subsidiaries have been created and did not have any operating activities or Financial Statements as at December 31, 2019.

Functional and Presentation Currency

The functional currency for each entity included in these consolidated financial statements is the currency of the primary economic environment in which the entity operates. These consolidated financial statements are presented in United States dollars (“U.S. dollars”). Currency conversion to U.S. dollars is performed in accordance with ASC 830, Foreign Currency Matters.

Use of Estimates

The preparation of our financial statements in accordance with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Actual results could differ from these estimates and those differences could be material.

Going Concern

The Company has incurred substantial operating losses since its inception and expects to continue to incur significant operating losses for the foreseeable future. As reflected in the financial statements for the year ended December 31, 2019, the Company had a net loss of approximately $5.1 million, approximately $4.3 million of net cash used in operating activities, and the Company had working capital of approximately $0.9 million.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. The Company is at the stage of development of its first facility. As such it is likely that additional financing will be needed by the Company to fund its operations and to develop and commercialize its technology. These factors raise substantial doubt about the Company’s ability to continue as a going concern. For the next twelve months from issuance of these financial statements, the Company will seek to obtain additional capital through the sale of debt or equity financings or other arrangements to fund operations; however, there can be no assurance that the Company will be able to raise needed capital under acceptable terms, if at all. The sale of additional equity may dilute existing stockholders and newly issued shares may contain senior rights and preferences compared to currently outstanding shares of common stock. Issued debt securities may contain covenants and limit the Company’s ability to pay dividends or make other distributions to stockholders. If the Company is unable to obtain such additional financing, future operations would need to be scaled back or discontinued. Due to the uncertainty in the Company’s ability to raise capital, management believes that there is substantial doubt in the Company’s ability to continue as a going concern for twelve months from the issuance of these condensed financial statements.

F-10

3. SIGNIFICANT ACCOUNTING POLICIES

Cash

The Company’s cash consists of cash maintained in checking and interest-bearing accounts. The Company accounts for financial instruments with original maturities of three months or less at the date of purchase as cash equivalents. The Company held no cash equivalents as of December 31, 2019 and 2018.

Property and equipment

Property and equipment are initially recognized at acquisition cost or manufacturing cost, including any costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by the Company’s management. Property, plant and equipment are subsequently measured at cost less accumulated depreciation and impairment losses.

Depreciation is recognized on a straight-line basis to write down the cost less estimated residual value of computer equipment and furniture and fixtures. The following useful lives are applied:

Computer equipment	5 years
Furniture and fixtures	10 years

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss within other income or other expenses.

Construction in progress includes construction progress payments, deposits, engineering costs, interest expense for debt financing on long-term construction projects and other costs directly related to the construction of the facilities. Expenditures are capitalized during the construction period and construction in progress is transferred to the relevant class of property and equipment when the assets are available for use, at which point the depreciation of the asset commences.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, assets are grouped and tested at the lowest level for which identifiable independent cash flows are available (“asset group”). An impairment loss is recognized when the sum of projected undiscounted cash flows is less than the carrying value of the asset group. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The reversal of impairment losses is prohibited.

F-11

Revenue Recognition

The Company has not recorded any revenues since its inception. However, in the future, the Company expects to generate returns from any or all the revenue sources below from its customers:

●	Rental income from facilities.
●	Intellectual property income from the license of the facilities
●	Management and advisory fees from management service contracts and

On January 1, 2018, the Company early adopted ASU No. 2014-09, Revenue from Contracts with Customers and all related amendments (“ASC 606” or “the new revenue standard”). ASC 606 is a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The new revenue standard is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this core principle, ASC 606 provides that an entity should apply the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The new revenue standard also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, and costs to obtain or fulfill contracts. The Company will apply ASC 606 prospectively to all contracts.

Loss per Common Share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per common share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted loss per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and warrants and assumes the receipt of proceeds upon exercise of the dilutive securities to determine the number of shares assumed to be purchased at the average market price during the year. Diluted net loss attributable to common shareholders per share does not differ from basic net loss attributable to common shareholders per share for the years ended December 31, 2019 and December 31, 2018, since the effect of the Company’s stock options and warrants are anti-dilutive.

Research and development

Expenditure on research and development activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized as expense when incurred.

Foreign currency transactions

The financial statements of the Company and its subsidiaries whose functional currencies are the local currencies are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, stockholders’ equity at the historical rates of exchange, and income and expense amounts at the average exchange rate for the period. Translation adjustments resulting from the translation of the subsidiaries’ accounts are included in “Accumulated other comprehensive income” as equity in the consolidated balance sheets. Transactions denominated in currencies other than the applicable functional currency are converted to the functional currency at the exchange rate on the transaction date. At period end, monetary assets and liabilities are remeasured to the reporting currency using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical exchange rates. Gains and losses resulting from foreign currency transactions are included within operating expenses.

F-12

Fair value measurement

Pursuant to the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (ASC 820), the Company measures certain assets and liabilities at fair value or discloses the fair value of certain assets and liabilities recorded at cost in the consolidated financial statements. Fair value is calculated as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). ASC 820 establishes a fair value hierarchy which requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. The Company classifies assets and liabilities in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

●	Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
●	Level 2: Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.
●	Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

Transfers between levels of the fair value hierarchy are deemed to have occurred at the end of the reporting period in which the event or change of circumstances caused the transfer to occur.

The Company’s financial instruments consist principally of cash, accounts receivable, accounts payable and accrued liabilities. We believe that the recorded values of all of our other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Income tax

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted at period-end.

Deferred tax assets, including those arising from tax loss carryforwards, requires management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities.

F-13

The Company records uncertain tax positions based on a two-step process whereby (1) a determination is made as to whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold the Company recognizes the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Significant judgment is required in the identification of uncertain tax positions and in the estimation of penalties and interest on uncertain tax positions.

There were no material uncertain tax positions as of December 31, 2019 and 2018.

Share-based compensation

The Company generally uses the straight-line method to allocate compensation cost to reporting periods over each optionee’s requisite service period, which is generally the vesting period, and estimates the fair value of stock-based awards to employees and directors using the Black-Scholes option-valuation model (the “Black-Scholes model”). The Black-Scholes model requires the input of subjective assumptions, including volatility, the expected term and the fair value of the underlying common stock on the date of grant, among other inputs. The Company recognizes any forfeitures as they occur.

Recent Accounting Pronouncements

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, as modified by the Jumpstart Our Business Start-ups Act of 2012, (the “JOBS Act”). Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, for complying with new or revised accounting standards applicable to public companies. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” ASU 2019-12 simplifies the accounting for income taxes by removing exceptions within the general principles of Topic 740 regarding the calculation of deferred tax liabilities, the incremental approach for intra-period tax allocation, and calculating income taxes in an interim period. In addition, the ASU adds clarifications to the accounting for franchise tax (or similar tax). which is partially based on income, evaluating tax basis of goodwill recognized from a business combination, and reflecting the effect of any enacted changes in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The ASU is effective for fiscal years beginning after December 15, 2020, and will be applied either retrospectively or prospectively based upon the applicable amendments. Early adoption is permitted. The Company is currently in the process of evaluating the impact of this guidance on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement.” ASU 2018-13 removes the disclosure requirement for the amount and reasons for transfers between Level 1 and Level 2 fair value measurements as well as the process for Level 3 fair value measurements. In addition, the ASU adds the disclosure requirements for changes in unrealized gains and losses included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of the reporting period as well as the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years and will be applied on a retrospective basis to all periods presented. Early adoption is permitted. The Company is currently in the process of evaluating the impact of this guidance on our consolidated financial statements.

F-14

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses.” The standard, including subsequently issued amendments, requires a financial asset measured at amortized cost basis, such as accounts receivable and certain other financial assets, to be presented at the net amount expected to be collected based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, and requires the modified retrospective approach. Early adoption is permitted. Based on the composition of the Company’s trade receivables and other financial assets, current market conditions, and historical credit loss activity, the Company is currently in the process of evaluating the impact of this guidance on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, and has subsequently issued several supplemental and/or clarifying ASU’s (collectively, “Topic 842”), which requires a dual approach for lease accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases may result in the lessee recognizing a right of use asset and a corresponding lease liability. For finance leases, the lessee would recognize interest expense and amortization of the right-of-use asset, and for operating leases, the lessee would recognize lease expense on a straight-line basis. The Company is currently in the process of evaluating the impact of this guidance on our consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07 Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share Based Payment Accounting (“ASU 2018-07”), this simplify the accounting for share based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The provisions of this standard specify that Topic 718 applies to all share-based payment transactions in which grantor acquires goods or services to be used or consumed in a grantor’s operations by issuing share-based payment awards. The Company adopted the provisions of ASU 2018-07 using a modified retrospective approach on January 1, 2019 which affected the method used to value the stock options granted to consultants and advisors. Prior to adoption of ASU 2018-07, stock options were revalued at each reporting period. Pursuant to the requirements of ASU 2018-07and under provisions of Topic 718, these stock options are now valued at the grant date fair value, consistent with the method the Company uses to value stock options to employees. Adoption of the standard resulted in no cumulative effect adjustment.

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31, 2019	December 31, 2018
Computer equipment	$13,208	$9,347
Furniture and fixtures	33,980	21,692
Total property and equipment	47,188	31,039
Less: Accumulated depreciation	(11,577)	(3,130)
Property and equipment, net	$35,611	$27,909

F-15

Depreciation expense on property and equipment, was $8,114, and $3,295 for the years ending December 31, 2019 and 2018, respectively.

5. CONSTRUCTION IN PROGRESS

The Company engaged outside contractors to begin construction work on its first facility. As of December 31, 2019, $2,030,270 (December 31, 2018 – nil) represents progress payments related to facility construction.

6. PREPAID EXPENSES AND DEPOSITS

	December 31, 2019	December 31, 2018
Deposits	$4,443	$33,842
Legal retainer	$88,369	$22,751
Prepaid expenses	$5,005	$23,716
	$97,817	$80,309

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2019	December 31, 2018
Accounts payable	$923,808	$181,262
Accrued expenses	$417,302	$70,493
Others	$34,474	$12,436
	$1,375,584	$264,191

Accounts payable includes $744,191 (December 31, 2018 - $nil) payable to outside contractor in relation to facility construction. Accrued expenses include bonus payable of $135,163 and legal fees amounting to $77,764.

8. SHARE CAPITAL

a) Authorized Share Capital

On March 1, 2019, the Company changed its share structure with a Director’s resolution to replace Class – A voting shares with Common voting Shares, and to eliminate Class-B non-voting shares (where nil were issued), and created a new series of Preferred shares with no par value and unlimited number of shares. Holders of Preferred shares shall be entitled to receive distribution ahead of holders of Common shares. In addition, Preferred shareholders are also entitled to a fixed premium (if specifically provided in the special rights and restrictions attached to a specific series of Preferred shares), prior to any distributions to holders of Common shares in the event of dissolution, liquidation or winding-up of the Company.

F-16

b) Issued Share Capital

The Company had the following common share transactions during the year ended December 31, 2019 and December 31, 2018:

At various times during the year ended December 31, 2018, the Company issued 28,311,492 common shares for gross proceeds of $1,688,225.

● On January 16, 2019, pursuant to a non-brokered private placement, the Company issued 1,000,000 units at a price of $0.26 (CAD $0.35) for gross proceeds of $264,191 (CAD $350,000). Each unit consists of one common share and a warrant to purchase one common share. Each warrant entitles the holder to purchase one common share at a price of CAD $0.50 per share for 36 months.

● On January 31, 2019, pursuant to a non-brokered private placement, the Company issued 125,000 common shares at a price of $0.38 (CAD $0.50) for gross proceeds of $47,550 (CAD $62,500).

● On May 2, 2019, pursuant to a brokered and non-brokered private placement, the Company issued 6,516,000 units at a price of $0.75 (CAD $1.00) per unit for gross proceeds of $4,840,291 (CAD $6,516,000). Each unit consists of one Series A Preferred share and a warrant to purchase one common share. Each warrant entitles the holder to purchase one common share at a price of CAD $2.00 per share for a period of 5 years following issuance date. The preferred shareholder shall be entitled to receive a 12% dividend in specie consisting of Common Shares on each six-month anniversary of the Closing Date.

Additionally, the principal amount of the Series A Preferred share along with any unpaid dividends will automatically convert into Common Shares upon the earlier of (i) the Company issuing Equity Securities in a transaction or series of related transactions resulting in aggregate gross proceeds of at least CAD $5,000,000; (ii) the occurrence of a Liquidity Event; or (iii) at the Maturity Date i.e. May 2, 2024.

In relation to this financing, the Company issued 350,800 units with a fair value of $260,585 (CAD $350,800) to the broker consortium. Each unit consists of one Series A Preferred share and one warrant to purchase common shares. Each warrant entitles the holder to purchase one common share at a price of CAD $2.00 per share for a period of 5 years following issuance date.

● On May 10, 2019, pursuant to a brokered and non-brokered private placement, the Company issued 3,702,500 units at a price of $0.75 (CAD $1.00) per unit for gross proceeds of $2,759,353 (CAD $3,702,500). Each unit consists of one Series A Preferred share and a warrant to purchase one common share. Each warrant entitles the holder to purchase one common share at a price of CAD $2.00 per share for a period of 5 years following issuance date. The preferred shareholder shall be entitled to receive a 12% dividend in specie consisting of Common Shares on each six-month anniversary of the Closing Date.

Additionally, the principal amount of the Series A Preferred share along with any unpaid dividends will automatically convert into Common Shares upon the earlier of (i) the Company issuing Equity Securities in a transaction or series of related transactions resulting in aggregate gross proceeds of at least $5,000,000; (ii) the occurrence of a Liquidity Event; or (iii) at the Maturity Date i.e. May 10, 2024.

In relation to this financing, the Company issued 185,125 units with a fair value of $137,968 (CAD $185,125), to the broker consortium. Each unit consists of one Series A Preferred share and one warrant to purchase common shares. Each warrant entitles the holder to purchase one common share at a price of $2.00 per share for a period of 5 years following issuance date.

F-17

In connection with the above May 2 and May 10 share issuance, a total of $766,970 (CAD $1,029,121) was recorded as share issuance costs. In addition, 857,480 broker warrants were issued with a value of $nil. Each warrant entitles the holder to purchase one common share at a price of CAD $2.00 per share for a period of 5 years following issuance date.

● On May 10, 2019, pursuant to the conversion of convertible debentures with a principal value of $372,634 (CAD $500,000), the Company issued 500,000 units at a price of $0.75 (CAD $1.00) per unit. Each unit consists of one common share and one warrant to purchase common shares. Each warrant entitles the holder to purchase one common share at a price of CAD $2.00 per share for 60 months. In addition, the Company issued 6,904 units at a price of $0.75 (CAD $1.00) per unit representing the accreted value of the interest payable on the debentures at time of conversion.

● On July 4, 2019, in connection with the May 10 private placement, the Company repurchased 25,000 units at $0.77 (CAD $1.00) per unit. Each unit consists of one Series A Preferred share and one warrant to purchase common share. Each warrant entitles the holder to purchase one common share at a price of CAD $2.00 per share for a period of 5 years following issuance date. Subsequent to the repurchase, the Company canceled 25,000 Series A Preferred shares and 25,000 warrants to purchase common share.

● On November 2, 2019, the Company declared and issued 412,008 common shares at $0.76 (CAD $1.00) as stock dividend to holders of Series A Preferred shares issued on May 2, 2019.

● On November 10, 2019, the Company declared and issued 231,758 common shares at $0.76 (CAD $1.00) as stock dividend to holders of Series A Preferred shares issued on May 10, 2019.

● At various times during the year ended December 31, 2019, the Company issued 1,162,577 shares (2018: 4,800,000) of common stock to various consultants for services rendered.

c) Cancellation of Issued Shares

During the year ended December 31, 2018, the Company entered into a purchase agreement with certain parties representing proprietary technology. As consideration for the purchase of the technology and attendant intellectual property rights, the Company issued an aggregate of 25,000,000 Class A common voting shares (the “Class A Shares”).

An additional 500,000 Class A Shares was issued for consulting services to assist with application of the proprietary technology to the Company’s business.

Subsequent to the execution of these agreements, the Company was notified as to certain issues relating to the transaction agreements resulting in the technology being deemed invalid and therefore without any value. Accordingly, the shares initially granted to the sellers of the technology were cancelled during the year ended December 31, 2019. The impairment of related intellectual property was recorded in year ending December 31, 2018 and included in Research and Development expense.

F-18

d) Stock Options

The Company has adopted a stock option plan (the “Plan”) for its directors, officers, employees and consultants to acquire common shares of the Company. The terms and conditions of the stock options are determined by the Board of Directors.

On May 28, 2019, at the Company’s annual general meeting, shareholders approved an amendment to the Stock Option Plan to increase the number of authorized shares subject to the stock option plan to 15% of the issued and outstanding shares of the Company (including any unconverted Series A Preferred Shares).

For the year ended December 31, 2019, the Company recorded aggregate share-based compensation expense of $ 401,869 (December 31, 2018 - $208,321) for all stock options on a straight line basis over the vesting period.

As at December 31, 2019, 5,256,875 Stock Options were outstanding at a weighted average exercise price of $0.28 (CAD $0.37), of which 3,531,250 were exercisable.

The amounts recognized as share-based payments and stock options are included in share-based compensation on the Statement of Loss and Comprehensive Loss.

As of December 31, 2019, there was $43,856 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plan; that cost is expected to be recognized over a period of 2 years.

The following summarizes stock option activity during the years ended December 31, 2019 and 2018:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (years)
Balance at December 31, 2017	800,000	$0.058	4.42
Granted	3,185,000	$0.17	4.81
Balance at December 31, 2018	3,985,000	$0.29	4.81
Granted	1,500,000	$0.44	5.42
Exercised	50,000	$0.38	-
Cancelled	178,125	$0.35	-
Balance at December 31, 2019	5,256,875	$0.28	4.98

F-19

The Company’s outstanding and exercisable stock options at December 31, 2019 were:

	Outstanding Options				Exercisable Options
Expiry Date	Number	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
			CAD $	$		$
May 24, 2024	100,000	4.4	0.35	0.27	100,000	0.27
June 1, 2024	800,000	4.42	0.075	0.058	800,000	0.058
June 19, 2024	75,000	4.47	0.35	0.27	75,000	0.27
October 24, 2024	50,000	4.82	0.35	0.27	25,000	0.27
November 5, 2024	100,000	4.85	0.35	0.27	75,000	0.27
December 12, 2024	2,631,875	4.95	0.35	0.27	1,893,750	0.27
April 30, 2025	300,000	5.33	0.50	0.38	112,500	0.38
April 30, 2025	800,000	5.33	0.50	0.38	300,000	0.38
June 10, 2025	200,000	5.45	0.50	0.38	100,000	0.38
November 15, 2025	200,000	5.88	1.00	0.77	50,000	0.77
Total Share Options	5,256,875	4.98	0.37	0.28	3,531,250	0.25

Stock-based compensation expense recognized is based on options expected to vest, the fair value of each employee option grant during the years ended December 31, 2019 and 2018 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31, 2019	December 31, 2018
Expected volatility	79.60%	79.60%
Expected term (in years)	4.59	3.14
Risk-free interest rate	1.51%	2.05%
Fair value of options	$0.14	$0.11

e) Warrants

The Company’s outstanding warrants as of December 31, 2019 were:

	Number of warrants	Weighted average exercise price	Weighted average exercise price	Expiry Date
		CAD	$
Granted during quarter 3, 2018	300,000	0.50	0.38	Tuesday, August 24, 2021
Granted during quarter 4, 2018	300,000	0.50	0.38	Friday, October 15, 2021
Granted during quarter 4, 2018	2,511,427	0.50	0.38	Tuesday, December 21, 2021
Granted during quarter 4, 2018	160,000	0.35	0.27	Tuesday, December 21, 2021
Outstanding, December 31, 2018	3,271,427	0.49	0.38
Granted during quarter 1, 2019	1,000,000	0.50	0.38	Sunday, January 16, 2022
Granted during quarter 1, 2019	80,000	0.35	0.27	Friday, January 21, 2022
Granted during quarter 2, 2019	7,428,080	2.00	1.54	Thursday, May 2, 2024
Granted during quarter 2, 2019	4,683,825	2.00	1.54	Friday, May 10, 2024
Cancelled during quarter 2, 2019	(300,000)	0.50	0.38	Friday, May 10, 2024
Granted during quarter 3, 2019	6,904	2.00	1.54	Friday, May 10, 2024
Cancelled during quarter 3, 2019	(25,000)	2.00	1.54	Friday, May 10, 2024
Outstanding, December 31, 2019	16,145,236	1.62	1.25

F-20

9. INCOME TAXES

For the year ended December 31, 2019 and 2018, loss before income tax provision consisted of the following:

	December 31, 2019	December 31, 2018

Domestic operations - Canada	$(5,027,596)	$(2,744,792)
Foreign operaions - United States	(91,550)	-
Total loss before taxes	$(5,119,146)	$(2,744,792)

Income tax expense (benefit) consists of the following for the years ended December 31, 2019 and December 31, 2018:

	December 31, 2019	December 31, 2018

Loss before taxes	$(5,119,146)	$(2,744,792)
Statutory tax rate	27.00%	27.00%
Income taxes at the statutory rate	$(1,382,170)	$(741,094)
Stock-based compensation	108,505	56,247
Share issue costs	(223,439)	(12,371)
Write-down of shares issued in R&D expense	-	132,843
Others	(58,416)	27,847
Total	$(1,555,520)	$(536,528)

Valuation Allowance	$1,555,520	$536,528
Total income tax expense (benefit)	-	-

The reconciliations of the statutory tax rate to the effective income tax rate for the years ended December 31, 2019 and December 31, 2018 is as follows:

	December 31, 2019	December 31, 2018
Tax provision at statutory rates	27%	27%
Stock based compensation	(2)%	(2)%
Share issue costs	4%	1%
Write-down of shares issued in R&D expense	0%	(5)%
Others	1%	(1)%
Valuation allowance	(30)%	(20)%
Effective income tax rate	-	-

F-21

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not that we will not realize those tax assets through future operations. Significant components of the Company’s deferred taxes are as follows:

	December 31, 2019	December 31, 2018
Deferred tax assets:
Unused tax losses carry forward - Canada and United States	$1,903,392	$527,169
Share issue costs - Canada	186,874	9,793
Property and equipment - Canada	1,782	(434)
Total deferred tax assets	$2,092,048	$536,528
Deferred tax asset not recognized	-	-
	-	-
Net deferred tax assets	2,092,048	536,528

Deferred tax liability:	-	-

Total deferred tax liability	-	-

Valuation Allowance	$(2,092,048)	$(536,528)
Net deferred tax assets (liabilities)	$-	$-

The Company has Non-Capital Losses of $6.8 million as of December 31, 2019 and $2 million as of December 31, 2018, which are due to expire between 2038 and 2039 and which can be used to offset future taxable income in Canada. For foreign operations in United States, aggregate net operating losses are $91,550 as of December 31, 2019 (2018 - $nil) which can be carried forward indefinitely. Non-Capital Losses in Canada can be carried forward after change of ownership, if the particular business which gave rise to the loss is carried on by the company for profit or with a reasonable expectation of profit. Certain accumulated net operating losses in United States are subject to an annual limitation from equity shifts, which constitute a change of ownership as defined under Internal Revenue Code (“IRC”) Section 382. These rules will limit the utilization of the losses.

10. RELATED PARTY TRANSACTIONS

Key management personnel include those persons having the authority and responsibility of planning, directing, and executing the activities of the Company. The Company has determined that its key management personnel consist of the Company’s officers and directors.

	Year ended	Year ended
	31-Dec-2019	31-Dec-2018
Accounting fees (included in professional)	$75,923	$68,405
Consulting fees	$90,436	$89,720
Total	$166,359	$158,125

As at December 31, 2019, $35,093 (December 31, 2018 - $19,758) in total was owing to officers and directors or to companies owned by officers and directors of the Company for services and expenses. These amounts owing have been included in accounts payable and accrued liabilities.

As at December 31, 2019, $Nil (December 31, 2018 - $2,315) was included in rent that was paid to an officer of the Company.

F-22

As at December 31, 2019, $12,403 (December 31, 2018 - $38,638) was included in share issue costs that was paid to officers and directors or to companies owned by officers and directors of the Company in the efforts to raise capital during the period.

There were no other payments to related parties for the year ended December 31, 2019 and 2018 other than expense reimbursements in the ordinary course of business.

11. CONVERTIBLE DEBENTURES

On March 21, 2019, the Company closed a private placement of $374,083 (CAD $500,000) aggregate principal amount of unsecured subordinated convertible debentures at a price of CAD $1,000 per convertible debenture.

The convertible debentures bear interest from the date of closing at 12.0% per annum, payable in common shares of the Company at a price of CAD $1.00 per share semi-annually and will expire on March 21, 2024. The convertible debentures holder will receive units at a conversion price of CAD $1.00 per unit upon conversion. A unit is comprised of one common Share and one warrant with an exercise price of CAD $2.00. The debentures are convertible into units at the option of the holder at any time prior to the close of business on the maturity date.

Additionally, the principal amount of the debenture along with any accrued but unpaid interest will automatically convert into units upon the earlier of (i) the Company issuing Equity Securities in a transaction or series of related transactions resulting in aggregate gross proceeds of at least CAD $5,000,000; (ii) the occurrence of a Liquidity Event; or (iii) at the Maturity Date i.e. March 21, 2024.

On May 10, 2019, the convertible debenture was converted into units along with the unpaid interest as a result of the Company issuing equity securities in a transaction that resulted in aggregate gross proceeds in excess of CAD $5,000,000. Convertible debentures with a principal balance of $372,634 (CAD $500,000) were converted into 500,000 units (note 8) during the period. In addition, the Company was obligated to issue 6,904 units at a price of CAD $1.00 per unit representing the accreted value of the interest payable on the debentures at time of conversion. No debenture balance was outstanding as at December 31, 2019.

12. RESEARCH AND DEVELOPMENT

During the period ended December 31, 2019, the Company spent $1,111,562 in research and development costs in relation to the development of a biosphere facility. The following represents the breakdown of research and development activities:

	December 31, 2019	December 31, 2018
Architectural fees	$388,033	$57,042
Engineering consultants	233,109	81,354
Design and construction	371,117	216,272
Product development	119,303	10,257
Impairment of IP technology and related expenses	-	516,510
Balance at December 31, 2019 and 2018	$1,111,562	$881,435

F-23

13. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has the following contractual commitments:

Year	Description	CAD $	USD $
2020	Consulting	16,875	12,993
	Office and equipment lease	50,328	38,750
2021	Equipment lease	2,397	1,846
2022	Equipment lease	1,199	923

Contingencies

During the year ended December 31, 2019, the Company had no new contingencies to disclose.

During the year ended December 31, 2018, the Company entered into a purchase agreement with certain parties representing proprietary technology. As consideration for the purchase of the technology and attendant intellectual property rights, the Company issued an aggregate of 25,000,000 Class A common voting shares (the “Class A Shares”).

An additional 500,000 Class A Shares was issued for consulting services to assist with application of the proprietary technology to the Company’s business.

Subsequent to the execution of these agreements, the Company was notified as to certain issues relating to the transaction agreements that were executed and the intellectual property risks that were purportedly transferred. After several months of analysis with various professionals, the Company determined that the technology was in fact invalid and therefore without any value.

A claim by HydroHaus Horticulture, Brazier and Gielnik was filed in BC Supreme Court. The basic allegations against AgriFORCE Growing Systems Ltd. are:

1.	The Company breached the manufacturing agreement under which HydroHaus Horticulture claims it had the exclusive right to build hydro houses for the Company

2.	The Company advised HydroHaus Horticulture that it was in breach of the licensing agreement relating to its project to build a hydro house for the Nak’azdli causing HydroHaus Horticulture to spend approximately $130,000 to change the way it was to perform that contract

F-24

3.	The Company owes approximately $100,000 for expenses paid for by HydroHaus Horticulture, which has not been accrued for at this time as management does not believe the merits are valid. Should any amounts be required to be paid as a result of the claim, the Company will appropriately record at that time; and

4.	The Company wrongfully rescinded its agreements with HydroHaus Horticulture.

The plaintiffs are seeking general and special damages, alternatively rescission of the agreements or specific performance of those agreements and payment for expenses incurred by HydroHaus Horticulture for the benefit of the Company.

The Company has filed a Response to the claim. That response denies the allegations in the claim and raises the defense that the plaintiffs wrongfully purported to sell intellectual property which they falsely stated they had invented and owned. The Response asks that the claim be dismissed.

The Company has also filed a Counterclaim based upon its allegations that the plaintiffs wrongfully purported to sell intellectual property which they falsely stated that they invented and owned. The counterclaim seeks damages and a declaration that the agreements which the Company rescinded were properly rescinded based upon the misrepresentations of the plaintiffs.

Management does not believe the potential monetary damages to be material based on the damages sought by the plaintiff.

14. SUBSEQUENT EVENTS

The Company evaluated subsequent events through June 18, 2020, the date on which these financial statements were available to be issued, to ensure that this filing includes appropriate disclosure of events both recognized in the financial statements as of December 31, 2019, and events which occurred subsequent to December 31, 2019 but were not recognized in the financial statements. Except as disclosed below, there were no events that required recognition, adjustment to or disclosure in the financial statements.

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. As of the time of filing, it is not possible to reliably estimate the length and severity of these developments and its impact on the financial results and condition of the Company.

In relation to the COVID 19 crisis, the Company has successfully applied for a loan of CAD 40,000 under Canada Emergency Business Account Program through its bank. The loan is interest free for an initial term that ends on December 31, 2022. Any outstanding loan after initial term carries an interest rate of 5% per annum, payable monthly during the extended term i.e. January 31, 2023 to December 31, 2025.

F-25

AGRIFORCE GROWING SYSTEMS, LTD.

UNAUDITED CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

JUNE 30, 2020 AND 2019

F-26

AGRIFORCE GROWING SYSTEMS LTD.

(formerly known as Canivate Growing Systems Ltd.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

JUNE 30, 2020 AND 2019 (UNAUDITED)

EXPRESSED IN UNITED STATES DOLLARS

F-27

AGRIFORCE GROWING SYSTEMS LTD.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (Unaudited)

(Expressed in US dollars)

	June 30, 2020	December 31, 2019

ASSETS

Current
Cash	$908,082	$2,158,891
Accounts receivable	4,629	47,697
Prepaid expenses and other current assets	244,439	97,817
Total current assets	1,157,150	2,304,405

Property and equipment	30,365	35,611
Deferred IPO costs	123,102	-
Construction in progress	1,934,924	2,030,270
Total assets	$3,245,541	$4,370,286

LIABILITIES AND EQUITY

Current
Accounts payable and accrued liabilities	$1,424,821	$1,375,584
Total current liabilities	1,424,821	1,375,584

Non-current
Long term loan	29,351	-
Total liabilities	1,454,172	1,375,584
Commitments and contingencies
Shareholders’ equity
Preferred Shares, no par value per share - unlimited shares authorized; 10,729,425 shares issued and outstanding at June 30, 2020 and December 31, 2019.	6,717,873	6,717,873
Common stock, no par value per share - unlimited shares authorized; 37,699,645 and 36,599,740 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively.	4,509,558	3,725,454
Additional paid-in-capital	972,947	726,356
Obligation to issue shares	-	12,463
Accumulated Deficit	(10,425,325)	(8,352,354)
Accumulated Other Comprehensive Income	16,316	164,910
Total shareholders’ equity	1,791,369	2,994,702

Total liabilities and shareholders’ equity	$3,245,541	$4,370,286

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

F-28

AGRIFORCE GROWING SYSTEMS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

(Expressed in US dollars)

For the six months ended June 30, 2020 and 2019

	2020	2019

OPERATING EXPENSES
Consulting	$308,345	$279,082
Depreciation	4,412	3,665
Foreign exchange	9,640	15,846
Office and administrative	66,789	69,949
Investor relations	96,513	146,385
Professional fees	209,078	270,343
Rent	20,536	70,386
Research and development	113,431	725,370
Share-based compensation	246,591	245,303
Shareholder and regulatory	92,833	127,702
Travel and entertainment	5,677	114,921
Wages and salaries	439,890	270,852

Net Loss	$(1,613,735)	$(2,339,804)

Dividend paid to preferred stock holders	$459,236	$-

Net loss attributable to common shareholder	$(2,072,971)	$(2,339,804)

Other Comprehensive income (loss)
Foreign currency translation	$(148,594)	$154,010

Comprehensive loss attributable to common shareholders	$(2,221,565)	$(2,185,794)

Basic and diluted net loss attributed to common share	$(0.06)	$(0.05)

Weighted average number of common shares outstanding – basic and diluted	36,872,240	43,078,588

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

F-29

AGRIFORCE GROWING SYSTEMS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

(Expressed in US dollars, except share numbers)

		Common Shares		Series A Preferred Shares		Additional	Subscriptions	Obligation to issue	Accumulated	Accumulated other comprehensive	Total Shareholders’ Equity
	Note	# of Shares	Amount	# of Shares	Amount	Paid-in-capital	Receivable	shares	Deficit	loss	(Deficiency)
Balance, January 01, 2019		58,611,493	$2,373,624	-	$-	$208,321	$(14,743)	$126,606	$(2,744,792)	$10,900	$(40,084)
Shares issued for cash		1,125,000	311,741	10,218,500	7,493,249	106,395	14,743	-	-	-	$7,926,128
Shares cancelled for IP technology	8c	(25,500,000)	-	-	-	-	-	-	-	-	$-
Shares Issued for Conversion of Convertible Debenture		500,000	372,634	-	-	-	-	5,287	-	-	$377,921
Shares issued for consulting services		1,030,179	123,673	-	-	-	-	(74,897)	-	-	$48,776
Share issue costs		-	(15,161)	535,925	(756,232)	(10,738)	-	-	-	-	$(782,131)
Fair Value of Warrants		-	(21,057)	-	-	21,057	-	-	-	-	-
Share based compensation		-	-	-	-	245,303	-	-	-	-	$245,303
Net loss		-	-	-	-	-	-	-	(2,339,804)	-	$(2,339,804)
Foreign currency translation		-	-	-	-	-	-	-	-	160,491	$160,491
Balance, June 30, 2019		35,766,672	$3,145,454	10,754,425	$6,737,017	$570,338	$-	$56,996	$(5,084,596)	$171,391	$5,596,600

Balance, January 01, 2020		36,599,740	$3,725,454	10,729,425	$6,717,873	$726,356	$-	$12,463	$(8,352,354)	$164,910	$2,994,702
Shares issued for consulting services		456,139	324,868	-	-	-	-	(12,463)	-	-	$312,405
Shares issued for dividend on Preferred Shares		643,766	459,236	-	-	-	-	-	(459,236)	-	$-
Share based compensation		-	-	-	-	246,591	-	-	-	-	$246,591
Net loss		-	-	-	-	-	-	-	(1,613,735)	-	$(1,613,735)
Foreign currency translation		-	-	-	-	-	-	-	-	(148,594)	$(148,594)
Balance, June 30, 2020		37,699,645	$4,509,558	10,729,425	$6,717,873	$972,947	$-	$-	$(10,425,325)	$16,316	$1,791,369

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

F-30

AGRIFORCE GROWING SYSTEMS LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

(Expressed in US Dollars)

For the six months ended June 30, 2020 and 2019

	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(1,613,735)	$(2,339,804)
Adjustments to reconcile net loss to net cash used in operating activities.
Depreciation	4,412	3,665
Share-based compensation	246,591	245,303
Shares issued for consulting services	133,387	47,657
Non-cash interest	-	5,177

Changes in non-cash working capital items:
Accounts receivable	43,068	(19,218)
Prepaid expenses and other current assets	32,396	(16,735)
Accounts payable and accrued liabilities	(32,665)	319,017
Net cash used in operating activities	(1,186,546)	(1,754,938)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(844)	(7,435)
Net cash used in investing activities	(844)	(7,435)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares	-	7,926,128
Proceeds from long term loan	29,351	-
Payment of IPO costs	(41,200)	-
Share issuance costs	-	(782,131)
Proceeds from issuance of Convertible Debt	-	372,634
Net cash provided by financing activities	(11,849)	7,516,631

Effect of exchange rate changes on cash and cash equivalent	(51,570)	160,464
Change in cash	(1,250,809)	5,914,722
Cash, beginning of period	2,158,891	79,015
Cash, end of period	$908,082	$5,993,737

Supplemental cash flow information:
Cash paid during the period for interest	$-	$-
Cash paid during the period for income taxes	$-	$-

Supplemental disclosure of non-cash investing and financing transactions
Fair Value of Warrants	$-	$21,057
Preferred stock dividend paid in common shares	$459,236	$-
Shares issued for Consulting Services	$324,868	$123,673
Unpaid amount related to construction in progress	$744,191	$-
Conversion of Convertible Debt	$-	$377,921

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

F-31

1. BUSINESS OVERVIEW

AgriFORCE Growing Systems Ltd. (the “Company”) was incorporated as a private company by Certificate of Incorporation issued pursuant to the provisions of the British Columbia Business Corporations Act on December 22, 2017. The Company’s registered and records office address is at 600-777 Hornby Street, Vancouver, British Columbia, Canada, V6Z 1S4. On February 13, 2018, the Company changed its name from 1146470 B.C. Ltd to Canivate Growing Systems Ltd. On November 22, 2019 the Company changed its name from Canivate Growing Systems Ltd. to AgriForce Growing Systems Ltd.

The Company is an innovative agriculture-focused technology company that delivers reliable, financially robust solutions for high value crops through our proprietary facility design and automation Intellectual Property to businesses and enterprises globally. The Company intends to operate in the plant based pharmaceutical, nutraceutical, and other high value crop markets using its unique proprietary facility design and hydroponics based automated growing system that enable cultivators to effectively grow crops in a controlled environment. The Company calls its facility design and automated growing system the “AgriFORCE grow house”. The Company has designed its AgriFORCE grow house to produce in virtually any environmental condition and to optimize crop yields to as near their full genetic potential possible whilst substantially eliminating the need for the use of pesticides and/or irradiation.

2. BASIS OF PREPARATION

Basis of presentation

The accompanying Condensed Consolidated Interim Financial Statements (the “financial statements”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The financial statements and accompanying notes are the representations of the Company’s management, who is responsible for their integrity and objectivity. In the opinion of the Company’s management, the financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation.

Unaudited Condensed Consolidated Interim Financial Information

The accompanying condensed consolidated interim financial statements and related financial information should be read in conjunction with the audited financial statements and the related notes thereto for the years ended December 31, 2019 and 2018, included elsewhere here in this filing.

The accompanying condensed consolidated interim financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and 2019, and the related interim information contained within the notes to the condensed consolidated interim financial statements, are unaudited. The unaudited interim condensed financial statements have been prepared in accordance with GAAP and on the same basis as the audited financial statements. In the opinion of management, the accompanying unaudited interim condensed financial statements contain all adjustments which are necessary to state fairly the Company’s financial position as of June 30, 2020, and the results of its operations and cash flows for the six months ended June 30, 2020 and 2019. Such adjustments are of a normal and recurring nature. The results for the six months ended June 30, 2020 are not necessarily indicative of the results to be expected for the full fiscal year 2020, or for any future period.

F-32

Principal of consolidation

Our Condensed Consolidated Interim Financial Statements include the accounts of our wholly owned subsidiaries. We consolidate variable interest entities (VIEs) when we have variable interests and are the primary beneficiary.

All inter-company balances and transactions have been eliminated on consolidation. These Condensed Consolidated Interim Financial Statements include the accounts of the Company and its wholly owned subsidiaries:

Name of entity:	Country of Incorporation	Purpose	Date of Incorporation
AgriFORCE Growing Systems Ltd.	Canada	Parent Company	Dec 22, 2017
Canivate Growing Solutions Ltd.	Canada	Management Company	May 22, 2018
Daybreak Ag Systems Ltd.	Canada	Intellectual Property Development	Dec 4, 2019
AGI IP CO.	United States	Intellectual Property	Aug 31, 2018
West Pender Holdings, Inc.	United States	Real Estate Holding and Development Company	Sep 1, 2018
AgriFORCE Investments Inc.	United States	Holding Company	Apr 9, 2019
West Pender Management Co.	United States	Management Advisory Services	Jul 9, 2019

During the year ended December 31, 2019, AgriFORCE Investments Inc., West Pender Holdings, Inc. and AgriFORCE Holdings Inc., wholly owned subsidiaries of the Company, commenced operations and its financial results are consolidated into the results of the Company. All other subsidiaries have been created and did not have any operating activities or Financial Statements as at June 30, 2020.

Functional and Presentation Currency

The functional currency for each entity included in these Condensed Consolidated Interim Financial Statements is the currency of the primary economic environment in which the entity operates. These Condensed Consolidated Interim Financial Statements are presented in United States dollars (“U.S. dollars”). Currency conversion to U.S. dollars is performed in accordance with ASC 830, Foreign Currency Matters.

Use of Estimates

The preparation of our condensed consolidated interim financial statements in accordance with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the amounts reported in our Condensed Consolidated Interim Financial Statements and accompanying notes. Actual results could differ from these estimates and those differences could be material.

F-33

Risks and Uncertainties

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. As of the time of filing, it is not possible to reliably estimate the length and severity of these developments and its impact on the financial results and condition of the Company.

Going Concern

The Company has incurred substantial operating losses since its inception and expects to continue to incur significant operating losses for the foreseeable future. As reflected in the condensed consolidated interim financial statements for the six months ended June 30, 2020, the Company had a net loss of approximately $1.6 million, approximately $1.2 million of net cash used in operating activities, and the Company had a negative working capital of approximately $0.26 million.

The accompanying condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The condensed consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. The Company is at the stage of development of its first facility. As such it is likely that additional financing will be needed by the Company to fund its operations and to develop and commercialize its technology. These factors raise substantial doubt about the Company’s ability to continue as a going concern. For the next twelve months from issuance of these condensed consolidated interim financial statements, the Company will seek to obtain additional capital through the sale of debt or equity financings or other arrangements to fund operations; however, there can be no assurance that the Company will be able to raise needed capital under acceptable terms, if at all. The sale of additional equity may dilute existing stockholders and newly issued shares may contain senior rights and preferences compared to currently outstanding shares of common stock. Issued debt securities may contain covenants and limit the Company’s ability to pay dividends or make other distributions to stockholders. If the Company is unable to obtain such additional financing, future operations would need to be scaled back or discontinued. Due to the uncertainty in the Company’s ability to raise capital, management believes that there is substantial doubt in the Company’s ability to continue as a going concern for twelve months from the issuance of these condensed financial statements

3. SIGNIFICANT ACCOUNTING POLICIES

Cash

The Company’s cash consists of cash maintained in checking and interest-bearing accounts. The Company accounts for financial instruments with original maturities of three months or less at the date of purchase as cash equivalents. The Company held no cash equivalents as of June 30, 2020 and December 31, 2019.

F-34

Property and equipment

Property and equipment are initially recognized at acquisition cost or manufacturing cost, including any costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by the Company’s management. Property, plant and equipment are subsequently measured at cost less accumulated depreciation and impairment losses.

Depreciation is recognized on a straight-line basis to write down the cost less estimated residual value of computer equipment and furniture and fixtures. The following useful lives are applied:

Computer equipment	5 years
Furniture and fixtures	10 years

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss within other income or other expenses.

Construction in progress includes construction progress payments, deposits, engineering costs, interest expense for debt financing on long-term construction projects and other costs directly related to the construction of the facilities. Expenditures are capitalized during the construction period and construction in progress is transferred to the relevant class of property and equipment when the assets are available for use, at which point the depreciation of the asset commences.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In order to determine if assets have been impaired, assets are grouped and tested at the lowest level for which identifiable independent cash flows are available (“asset group”). An impairment loss is recognized when the sum of projected undiscounted cash flows is less than the carrying value of the asset group. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying value of the asset group. Fair value can be determined using a market approach, income approach or cost approach. The reversal of impairment losses is prohibited.

Revenue Recognition

The Company has not recorded any revenues since its inception. However, in the future, the Company expects to generate returns from any or all the revenue sources below from its customers:

●	Rental income from facilities.
●	Intellectual property income from the license of the facilities
●	Management and advisory fees from management service contracts and

On January 1, 2018, the Company early adopted ASU No. 2014-09, Revenue from Contracts with Customers and all related amendments (“ASC 606” or “the new revenue standard”). ASC 606 is a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The new revenue standard is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this core principle, ASC 606 provides that an entity should apply the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The new revenue standard also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, and costs to obtain or fulfill contracts. The Company will apply ASC 606 prospectively to all contracts.

F-35

Loss per Common Share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per common share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted loss per common share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and warrants and assumes the receipt of proceeds upon exercise of the dilutive securities to determine the number of shares assumed to be purchased at the average market price during the year. Diluted net loss attributable to common shareholders per share does not differ from basic net loss attributable to common shareholders per share for the six months ended June 30, 2020 and June 30, 2019, since the effect of the Company’s stock options and warrants are anti-dilutive.

Research and development

Expenditure on research and development activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized as expense when incurred.

Foreign currency transactions

The financial statements of the Company and its subsidiaries whose functional currencies are the local currencies are translated into U.S. dollars for consolidation as follows: assets and liabilities at the exchange rate as of the balance sheet date, stockholders’ equity at the historical rates of exchange, and income and expense amounts at the average exchange rate for the period. Translation adjustments resulting from the translation of the subsidiaries’ accounts are included in “Accumulated other comprehensive income” as equity in the consolidated balance sheets. Transactions denominated in currencies other than the applicable functional currency are converted to the functional currency at the exchange rate on the transaction date. At period end, monetary assets and liabilities are remeasured to the reporting currency using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical exchange rates. Gains and losses resulting from foreign currency transactions are included within operating expenses.

Fair value measurement

Pursuant to the provisions of Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (ASC 820), the Company measures certain assets and liabilities at fair value or discloses the fair value of certain assets and liabilities recorded at cost in the condensed consolidated interim financial statements. Fair value is calculated as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). ASC 820 establishes a fair value hierarchy which requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. The Company classifies assets and liabilities in their entirety based on the lowest level of input significant to the fair value measurement.

F-36

The three levels are defined as follows:

●	Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
●	Level 2: Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.
●	Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

Transfers between levels of the fair value hierarchy are deemed to have occurred at the end of the reporting period in which the event or change of circumstances caused the transfer to occur.

The Company’s financial instruments consist principally of cash, accounts receivable, accounts payable and accrued liabilities. We believe that the recorded values of all of our other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Income tax

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted at period-end.

Deferred tax assets, including those arising from tax loss carryforwards, requires management to assess the likelihood that the Company will generate sufficient taxable earnings in future periods in order to utilize recognized deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities.

The Company records uncertain tax positions based on a two-step process whereby (1) a determination is made as to whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold the Company recognizes the largest amount of tax benefit that is greater than 50% likely to be realized upon ultimate settlement with the related tax authority. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Significant judgment is required in the identification of uncertain tax positions and in the estimation of penalties and interest on uncertain tax positions.

There were no material uncertain tax positions as of June 30, 2020 and December 31, 2019.

Share-based compensation

The Company generally uses the straight-line method to allocate compensation cost to reporting periods over each optionee’s requisite service period, which is generally the vesting period, and estimates the fair value of stock-based awards to employees and directors using the Black-Scholes option-valuation model (the “Black-Scholes model”). The Black-Scholes model requires the input of subjective assumptions, including volatility, the expected term and the fair value of the underlying common stock on the date of grant, among other inputs. The Company recognizes any forfeitures as they occur.

F-37

Recent Accounting Pronouncements

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, as modified by the Jumpstart Our Business Start-ups Act of 2012, (the “JOBS Act”). Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended, for complying with new or revised accounting standards applicable to public companies. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” ASU 2019-12 simplifies the accounting for income taxes by removing exceptions within the general principles of Topic 740 regarding the calculation of deferred tax liabilities, the incremental approach for intra-period tax allocation, and calculating income taxes in an interim period. In addition, the ASU adds clarifications to the accounting for franchise tax (or similar tax). which is partially based on income, evaluating tax basis of goodwill recognized from a business combination, and reflecting the effect of any enacted changes in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The ASU is effective for fiscal years beginning after December 15, 2020, and will be applied either retrospectively or prospectively based upon the applicable amendments. Early adoption is permitted. The Company is currently in the process of evaluating the impact of this guidance on our Condensed Consolidated Interim Financial Statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement.” ASU 2018-13 removes the disclosure requirement for the amount and reasons for transfers between Level 1 and Level 2 fair value measurements as well as the process for Level 3 fair value measurements. In addition, the ASU adds the disclosure requirements for changes in unrealized gains and losses included in other comprehensive income (loss) for recurring Level 3 fair value measurements held at the end of the reporting period as well as the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. The ASU is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years and will be applied on a retrospective basis to all periods presented. Early adoption is permitted. The company has adopted this standard for the financial year beginning January 01, 2020 and there is no impact on the Condensed Consolidated Interim Financial Statement.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses.” The standard, including subsequently issued amendments, requires a financial asset measured at amortized cost basis, such as accounts receivable and certain other financial assets, to be presented at the net amount expected to be collected based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, and requires the modified retrospective approach. Early adoption is permitted. Based on the composition of the Company’s trade receivables and other financial assets, current market conditions, and historical credit loss activity, the Company is currently in the process of evaluating the impact of this guidance on our Condensed Consolidated Interim Financial Statements.

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In February 2016, the FASB issued ASU 2016-02, Leases, and has subsequently issued several supplemental and/or clarifying ASU’s (collectively, “Topic 842”), which requires a dual approach for lease accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases may result in the lessee recognizing a right of use asset and a corresponding lease liability. For finance leases, the lessee would recognize interest expense and amortization of the right-of-use asset, and for operating leases, the lessee would recognize lease expense on a straight-line basis. The Company is currently in the process of evaluating the impact of this guidance on our Condensed Consolidated Interim Financial Statements.

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	June 30, 2020	December 31, 2019
Deposits	$-	$4,443
Legal retainer	51,875	88,369
Prepaid expenses	192,564	5,005
	$244,439	$97,817

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	June 30, 2020	December 31, 2019
Computer equipment	$12,588	$13,208
Furniture and fixtures	33,230	33,980
Total property and equipment	45,818	47,188
Less: Accumulated depreciation	(15,453)	(11,577)
Property and equipment, net	$30,365	$35,611

Depreciation expense on property and equipment, was $4,412, and $3,665 for the six months ending June 30, 2020 and June 30, 2019, respectively.

6. CONSTRUCTION IN PROGRESS

The Company engaged outside contractors to begin construction work on its first facility. As of June 30, 2020, $1,934,924 (December 31, 2019– $2,030,270) represents progress payments related to facility construction.

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7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2020	December 31, 2019
Accounts payable	$887,040	$923,808
Accrued expenses	513,369	417,302
Others	24,412	34,474
	$1,424,821	$1,375,584

Accounts payable as at June 30, 2020 includes $744,191 (December 31, 2019 - $744,191) payable to outside contractor in relation to facility construction. Accrued expenses as at June 30, 2020 include bonus payable of $128,816 (December 31, 2019 - $135,163) and legal fees amounting to $92,666 (December 31, 2019 - $77,764).

8. SHARE CAPITAL

f) Authorized Share Capital

On March 1, 2019, the Company changed its share structure with a Director’s resolution to replace Class – A voting shares with Common voting Shares, and to eliminate Class-B non-voting shares (where nil were issued), and created a new series of Preferred shares with no par value and unlimited number of shares. Holders of Preferred shares shall be entitled to receive distribution ahead of holders of Common shares. In addition, Preferred shareholders are also entitled to a fixed premium (if specifically provided in the special rights and restrictions attached to a specific series of Preferred shares), prior to any distributions to holders of Common shares in the event of dissolution, liquidation or winding-up of the Company.

g) Issued Share Capital

The Company had the following common share transactions during the six months ended June 30, 2020:

● On May 2, 2020, the Company declared and issued 412,008 common shares at $0.71 (CAD $1.00) as stock dividend to holders of Series A Preferred shares issued on May 2, 2019.

● On May 10, 2020, the Company declared and issued 231,758 common shares at $0.72 (CAD $1.00) as stock dividend to holders of Series A Preferred shares issued on May 10, 2019.

● At various times during the six months ended June 30, 2020, the Company issued 456,139 shares (June 30, 2019: 1,030,179) of common stock to various consultants for services rendered.

h) Cancellation of Issued Shares

During the year ended December 31, 2018, the Company entered into a purchase agreement with certain parties representing proprietary technology. As consideration for the purchase of the technology and attendant intellectual property rights, the Company issued an aggregate of 25,000,000 Class A common voting shares (the “Class A Shares”).

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An additional 500,000 Class A Shares was issued for consulting services to assist with application of the proprietary technology to the Company’s business.

Subsequent to the execution of these agreements, the Company was notified as to certain issues relating to the transaction agreements resulting in the technology being deemed invalid and therefore without any value. Accordingly, the shares initially granted to the sellers of the technology were cancelled during the year ended December 31, 2019. The impairment of related intellectual property was recorded in year ending December 31, 2018 and included in Research and Development expense.

i) Stock Options

The Company has adopted a stock option plan (the “Plan”) for its directors, officers, employees and consultants to acquire common shares of the Company. The terms and conditions of the stock options are determined by the Board of Directors.

On May 28, 2019, at the Company’s annual general meeting, shareholders approved an amendment to the Stock Option Plan to increase the number of authorized shares subject to the stock option plan to 15% of the issued and outstanding shares of the Company (including any unconverted Series A Preferred Shares).

For the six months ended June 30, 2020, the Company recorded aggregate share-based compensation expense of $ 246,591 (June 30, 2019 - $245,303) for all stock options on a straight-line basis over the vesting period.

As at June 30, 2020, 6,979,361 Stock Options were outstanding at a weighted average exercise price of $0.39 (CAD $0.54), of which 4,832,733 were exercisable.

The amounts recognized as share-based payments and stock options are included in share-based compensation on the Statement of Loss and Comprehensive Loss.

As of June 30, 2020, there was $519,268 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the stock option plan; that cost is expected to be recognized over a period of 2 years.

The following summarizes stock option activity during the six months ended June 30, 2020:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (years)
Balance at December 31, 2019	5,256,875	$0.28	4.98
Granted	1,841,861	$0.73	5.96
Forfeited	(119,375)	$0.26	-
Balance at June 30, 2020	6,979,361	$0.39	4.87

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The Company’s outstanding and exercisable stock options at June 30, 2020 were:

	Outstanding Options				Exercisable Options
Expiry Date	Number	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
			CAD $	$		$
May 24, 2024	100,000	3.9	0.35	0.26	100,000	0.26
June 1, 2024	800,000	3.92	0.075	0.055	800,000	0.055
June 19, 2024	75,000	3.97	0.35	0.26	75,000	0.26
October 24, 2024	50,000	4.32	0.35	0.26	50,000	0.26
November 5, 2024	87,500	4.35	0.35	0.26	87,500	0.26
December 12, 2024	2,525,000	4.45	0.35	0.26	2,525,000	0.26
April 30, 2025	300,000	4.84	0.50	0.37	187,500	0.37
April 30, 2025	800,000	4.84	0.50	0.37	500,000	0.37
June 10, 2025	200,000	4.95	0.50	0.37	150,000	0.37
November 15, 2025	200,000	5.38	1.00	0.73	100,000	0.73
January 31, 2026	185,000	5.59	1.00	0.73	50,625	0.73
June 30, 2026	1,656,861	6	1.00	0.73	207,108	0.73
Total Share Options	6,979,361	4.87	0.54	0.39	4,832,733	0.28

Stock-based compensation expense recognized is based on options expected to vest, the fair value of each employee option grant during the six months period ended June 30, 2020 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

June 30, 2020
Expected volatility	79.60%
Expected term (in years)	3.44
Risk-free interest rate	0.45%
Fair value of options	$0.40

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	Number of warrants	Weighted average exercise price	Weighted average exercise price	Expiry Date
		CAD	$
Granted during quarter 3, 2018	300,000	0.50	0.37	Tuesday, August 24, 2021
Granted during quarter 4, 2018	300,000	0.50	0.37	Friday, October 15, 2021
Granted during quarter 4, 2018	2,511,427	0.50	0.37	Tuesday, December 21, 2021
Granted during quarter 4, 2018	160,000	0.35	0.26	Tuesday, December 21, 2021
Granted during quarter 1, 2019	1,000,000	0.50	0.37	Sunday, January 16, 2022
Granted during quarter 1, 2019	80,000	0.35	0.26	Friday, January 21, 2022
Granted during quarter 2, 2019	7,428,080	2.00	1.47	Thursday, May 2, 2024
Granted during quarter 2, 2019	4,683,825	2.00	1.47	Friday, May 10, 2024
Cancelled during quarter 2, 2019	(300,000)	0.50	0.37	Friday, May 10, 2024
Granted during quarter 3, 2019	6,904	2.00	1.47	Friday, May 10, 2024
Cancelled during quarter 3, 2019	(25,000)	2.00	1.47	Friday, May 10, 2024
Outstanding, June 30, 2020	16,145,236	1.62	1.19

j) Warrants

The Company’s outstanding warrants as of June 30, 2020 were:

09. LONG TERM LOAN

During the period, the Company entered into a loan agreement with Alterna Bank for a principal amount of $29,351 (CAD 40,000) under Canada Emergency Business Account Program (the “Program”).

The Program, as set out by the Government of Canada, requires that the funds from this loan shall only be used by the Company to pay non-deferrable operating expenses including, without limitation, payroll, rent, utilities, insurance, property tax and regularly scheduled debt service, and may not be used to fund any payments or expenses such as prepayment/refinancing of existing indebtedness, payments of dividends, distributions and increases in management compensation.

The loan is interest free for an initial term that ends on December 31, 2022. Repaying the loan balance on or before December 31, 2022 will result in loan forgiveness of 25% (up to CAD $10,000). Any outstanding loan after initial term carries an interest rate of 5% per annum, payable monthly during the extended term i.e. January 31, 2023 to December 31, 2025.

10. RELATED PARTY TRANSACTIONS

Key management personnel include those persons having the authority and responsibility of planning, directing, and executing the activities of the Company. The Company has determined that its key management personnel consist of the Company’s officers and directors.

	Six months ended	Six months ended
	June 30, 2020	June 30, 2019
Accounting fees (included in professional)	$14,962	$75,541
Consulting fees	$-	$86,233
Total	$14,962	$161,774

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As at June 30, 2020, $Nil (December 31, 2019 - $35,093) in total was owed to officers and directors or to companies owned by officers and directors of the Company for services and expenses. These amounts owed have been included in accounts payable and accrued liabilities.

As at December 31, 2019, $12,403 (December 31, 2018 - $38,638) was included in share issue costs that was paid to officers and directors or to companies owned by officers and directors of the Company in the efforts to raise capital during the period.

There were no other payments to related parties for the six months ended June 30, 2020 and June 30, 2019 other than expense reimbursements in the ordinary course of business.

11. CONVERTIBLE DEBENTURES

On March 21, 2019, the Company closed a private placement of $374,083 (CAD $500,000) aggregate principal amount of unsecured subordinated convertible debentures at a price of CAD $1,000 per convertible debenture.

The convertible debentures bear interest from the date of closing at 12.0% per annum, payable in common shares of the Company at a price of CAD $1.00 per share semi-annually and will expire on March 21, 2024. The convertible debentures holder will receive units at a conversion price of CAD $1.00 per unit upon conversion. A unit is comprised of one common Share and one warrant with an exercise price of CAD $2.00. The debentures are convertible into units at the option of the holder at any time prior to the close of business on the maturity date.

Additionally, the principal amount of the debenture along with any accrued but unpaid interest will automatically convert into units upon the earlier of (i) the Company issuing Equity Securities in a transaction or series of related transactions resulting in aggregate gross proceeds of at least CAD $5,000,000; (ii) the occurrence of a Liquidity Event; or (iii) at the Maturity Date i.e. March 21, 2024.

On May 10, 2019, the convertible debenture was converted into units along with the unpaid interest as a result of the Company issuing equity securities in a transaction that resulted in aggregate gross proceeds in excess of CAD $5,000,000. Convertible debentures with a principal balance of $372,634 (CAD $500,000) were converted into 500,000 units (note 8) during the period. In addition, the Company was obligated to issue 6,904 units at a price of CAD $1.00 per unit representing the accreted value of the interest payable on the debentures at time of conversion. No debenture balance was outstanding as at June 30, 2020 or December 31, 2019.

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12. RESEARCH AND DEVELOPMENT

During the six months period ended June 30, 2020, the Company spent $113,431 (June 30, 2019 $725,370) in research and development costs in relation to the development of a biosphere facility. The following represents the breakdown of research and development activities:

	June 30, 2020	June 30, 2019
Architectural fees	$20,232	$262,972
Engineering consultants	16,668	129,694
Design and construction	3,663	279,918
Product development	72,868	52,786
Total	$113,431	$725,370

13. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has the following contractual commitments:

Year	Description	CAD $	USD $
2020	Equipment lease	1,199	880
2021	Equipment lease	2,397	1,759
2022	Equipment lease	1,199	880

Contingencies

Proposed IPO

On June 16, 2020, the Company entered into an engagement agreement (the “Agreement”) with an underwriter to serve as lead underwriter, deal manager and investment banker for the proposed firm commitment for underwriting an initial public offering (“Public Offering”) by the Company, covering sale of up to approximately $35 million equity and equity derivatives. The term of the Agreement in connection with the offering ends on earlier of (i) twelve (12) months from the engagement date or (ii) the final closing, if any, of the Offering. The placement agent will act as sole underwriter of the Public Offering, subject to, completion of placement agent’s due diligence examination of the Company and its affiliates, and the execution of a definitive underwriting agreement between the Company and the placement agent in connection with the Public Offering. The Agreement will provide that the Company will grant to the placement agent an option, exercisable within 45 days after the closing of the Public Offering, to acquire up to an additional 15% of the total number of Shares to be offered by the Company in the Public Offering, solely for the purpose of covering over-allotments. In connection with the offering, an underwriting discount of 8% of the total gross proceeds of the Offering shall be provided to the underwriter.

On June 1, 2020, the Company entered into a financial advisory agreement with the above underwriter to provide general financial advisory, investment banking and other customary services that the Company and underwriter agree. As consideration for the provision of advisory services, the Company issued 1% of the issued and outstanding common stock on the date of agreement and will issue 2% of issued and outstanding stock on 91st day subsequent to the agreement date. The Company shall pay in cash a financing fee in relation to any capital raised, invested, or committed equal to 8% for public equity placements, 9% for private equity placements, and 7% for debt placements. In addition, the Company will pay a cash transaction fee equal to 5% of the transaction consideration.

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Litigation

During the year ended December 31, 2019, the Company had no new contingencies to disclose.

During the year ended December 31, 2018, the Company entered into a purchase agreement with certain parties representing proprietary technology. As consideration for the purchase of the technology and attendant intellectual property rights, the Company issued an aggregate of 25,000,000 Class A common voting shares (the “Class A Shares”).

An additional 500,000 Class A Shares was issued for consulting services to assist with application of the proprietary technology to the Company’s business.

Subsequent to the execution of these agreements, the Company was notified as to certain issues relating to the transaction agreements that were executed and the intellectual property risks that were purportedly transferred. After several months of analysis with various professionals, the Company determined that the technology was in fact invalid and therefore without any value.

On May 15, 2019, a claim by HydroHaus Horticulture, Brazier and Gielnik was filed in BC Supreme Court. The basic allegations against AgriFORCE Growing Systems Ltd. are:

5.	The Company breached the manufacturing agreement under which HydroHaus Horticulture claims it had the exclusive right to build hydro houses for the Company

6.	The Company advised HydroHaus Horticulture that it was in breach of the licensing agreement relating to its project to build a hydro house for the Nak’azdli causing HydroHaus Horticulture to spend approximately $130,000 to change the way it was to perform that contract

7.	The Company owes approximately $100,000 for expenses paid for by HydroHaus Horticulture, which has not been accrued for at this time as management does not believe the merits are valid. Should any amounts be required to be paid as a result of the claim, the Company will appropriately record at that time; and

8.	The Company wrongfully rescinded its agreements with HydroHaus Horticulture.

The plaintiffs are seeking general and special damages, alternatively rescission of the agreements or specific performance of those agreements and payment for expenses incurred by HydroHaus Horticulture for the benefit of the Company.

On May 24, 2019, the Company filed a Response to the claim. That response denies the allegations in the claim and raises the defense that the plaintiffs wrongfully purported to sell intellectual property which they falsely stated they had invented and owned. The Response asks that the claim be dismissed.

The Company has also filed a Counterclaim based upon its allegations that the plaintiffs wrongfully purported to sell intellectual property which they falsely stated that they invented and owned. The counterclaim seeks damages and a declaration that the agreements which the Company rescinded were properly rescinded based upon the misrepresentations of the plaintiffs.

During the six months ended June 30, 2020, there has been no further activity in the lawsuit. Based on Company’s litigation counsel’s opinion, management does not believe the potential monetary damages to be material based on the damages sought by the plaintiff.

14. SUBSEQUENT EVENTS

The Company evaluated subsequent events through October 9, 2020, the date on which these condensed consolidated interim financial statements were available to be issued, to ensure that this filing includes appropriate disclosure of events both recognized in the condensed consolidated interim financial statements as of June 30, 2020, and events which occurred subsequent to June 30, 2020 but were not recognized in the condensed consolidated interim financial statements. Except as disclosed below, there were no events that required recognition, adjustment to or disclosure in the financial statements.

Subsequent to June 30, 2020, the Company entered into a land purchase agreement in relation to construction of a facility in Coachella, California. The purchase price is $4 million out of which, $120,000 has been paid as a deposit and the balance is subject to financing.

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[           ] Class A Units, each Consisting of One Share of Common Stock and One Series A Warrant to Purchase One Share of Common Stock and One Series B Warrant to Purchase One Share of Common Stock

PROSPECTUS

_____________ __, 2020

Through and including _____________ (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by us in connection with the issuance and distribution of the securities being registered hereunder. All of the amounts shown are estimates, except for the SEC Registration Fee. All fees shall be added by amendment.

SEC Registration Fee	$
FINRA Filing Fee	$
NASDAQ Filing Fee	$
Printing Fees and Expenses	$
Accounting Fees and Expenses	$
Legal Fees and Expenses	$
Transfer Agent and Registrar Fees	$
Miscellaneous Fees and Expenses	$
Total	$

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our bylaws, as amended, provide to the fullest extent permitted by British Columbia law, that our directors or officers shall not be personally liable to us or our shareholders for damages for breach of such director’s or officer’s fiduciary duty. The effect of this provision of our bylaws, as amended, is to eliminate our right and our shareholders (through shareholders’ derivative suits on behalf of our Company) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. We believe that the indemnification provisions in our bylaws, as amended, are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

● At various times during the year ended December 31, 2018, the Company issued 28,311,492 common shares for gross proceeds of $1,688,225.

● On January 16, 2019, pursuant to a non-brokered private placement, the Company issued 1,000,000 units at a price of $0.26 (CAD $0.35) for gross proceeds of $264,191 (CAD $350,000). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of CAD $0.50 per share for 36 months.

● On January 31, 2019, pursuant to a non-brokered private placement, the Company issued 125,000 common shares at a price of $0.38 (CAD $0.50) for gross proceeds of $47,550 (CAD $62,500).

● On May 2, 2019, pursuant to a brokered and non-brokered private placement, the Company issued 6,516,000 units at a price of $0.75 (CAD $1.00) per unit for gross proceeds of $4,840,291 (CAD $6,516,000). Each unit consists of one Series A Preferred share and a warrant to purchase one common share. Each warrant entitles the holder to purchase one common share at a price of CAD $2.00 per share for a period of 5 years following issuance date. The preferred shareholder shall be entitled to receive a 12% dividend in specie consisting of Common Shares on each six-month anniversary of the Closing Date.

Additionally, the principal amount of the Series A Preferred share along with any unpaid dividends will automatically convert into Common Shares upon the earlier of (i) the Company issuing Equity Securities in a transaction or series of related transactions resulting in aggregate gross proceeds of at least CAD $5,000,000; (ii) the occurrence of a Liquidity Event; or (iii) at the Maturity Date i.e. May 2, 2024.

In relation to this financing, the Company issued 350,800 units with a fair value of $260,585 (CAD $350,800) to the broker consortium. Each unit consists of one Series A Preferred share and one warrant to purchase common shares. Each warrant entitles the holder to purchase one common share at a price of CAD $2.00 per share for a period of 5 years following issuance date.

● On May 10, 2019, pursuant to a brokered and non-brokered private placement, the Company issued 3,702,500 units at a price of $0.75 (CAD $1.00) per unit for gross proceeds of $2,759,353 (CAD $3,702,500). Each unit consists of one Series A Preferred share and a warrant to purchase one common share. Each warrant entitles the holder to purchase one common share at a price of CAD $2.00 per share for a period of 5 years following issuance date. The preferred shareholder shall be entitled to receive a 12% dividend in specie consisting of Common Shares on each six-month anniversary of the Closing Date.

Additionally, the principal amount of the Series A Preferred share along with any unpaid dividends will automatically convert into Common Shares upon the earlier of (i) the Company issuing Equity Securities in a transaction or series of related transactions resulting in aggregate gross proceeds of at least $5,000,000; (ii) the occurrence of a Liquidity Event; or (iii) at the Maturity Date i.e. May 10, 2024.

In relation to this financing, the Company issued 185,125 units with a fair value of $137,968 (CAD $185,125), to the broker consortium. Each unit consists of one Series A Preferred share and one warrant to purchase common shares. Each warrant entitles the holder to purchase one common share at a price of $2.00 per share for a period of 5 years following issuance date.

In connection with the above May 2 and May 10 share issuance, a total of $766,970 (CAD $1,029,121) was recorded as share issuance costs. In addition, 857,480 broker warrants were issued with a value of $nil. Each warrant entitles the holder to purchase one common share at a price of CAD $2.00 per share for a period of 5 years following issuance date.

● On May 10, 2019, pursuant to the conversion of convertible debentures with a principal value of $372,634 (CAD $500,000), the Company issued 500,000 units at a price of $0.75 (CAD $1.00) per unit. Each unit consists of one common share and one warrant to purchase common shares. Each warrant entitles the holder to purchase one common share at a price of CAD $2.00 per share for 60 months. In addition, the Company issued 6,904 units at a price of $0.75 (CAD $1.00) per unit representing the accreted value of the interest payable on the debentures at time of conversion.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following exhibits are filed with this registration statement.

Exhibit No.	Description
1.1	Form of Underwriting Agreement**
3.1	Articles of Incorporation and Bylaws of Issuer*
3.2	Articles of Incorporation of Daybreak Ag Systems Ltd*
3.3	Certificate of Incorporation of West Pender Investments*
3.4	Certificate of Incorporation of AGI IP Co*.
3.5	Certificate of Incorporation of West Pender Management Co.*
3.6	Certificate of Incorporation of West Pender Holdings, Inc.*
4.1	Form of Series A Warrant, Series B Warrant and Representatives Warrant**
4.2	Amended and Restated Stock Option Plan – Form of Stock Option Certificate attached as Schedule A*
4.3	Form of Warrant Certificate for $0.50 warrants issued in December 2018 in connection with $0.35 unit offering*
4.4	Form of Warrant Certificate for $2.00 warrants issued in May 2019 in connection with $1.00 preferred unit financing*
4.5	Form of Broker Compensation Warrant Certificate for $1.00 warrants issued to brokers in connection in May 2019 in connection with $1.00 preferred unit financing*
5.1	Opinion of Jolie Kahn, Esq.**
10.1	Vacant Land Purchase Agreement, dated July 13, 2020, between Company and Coachella Properties, Inc.**
10.2	Pharmhaus-Cultivation Facility Lease (8-13-2019)(EXECUTED)**
10.3	Pharmhaus-IP Licensing Agreement (8-13-2019)(EXECUTED)**
10.4	Pharmhaus-Services Agreement (8-13-2019)(EXECUTED)**
10.5	Fabritec - Consulting Agreement-SIGNED-2019-05-15**
10.6	Fabritec - Consulting Agreement Addendum-SIGNED-2019-05-15**
10.7	Fabritec - Final GMP Contract Change Order -SIGNED-2019-07-25**
10.8	Capital Funding Group-Commercial Loan Terms_Sheet_-_Re Coachella_3837v2**
10.9	Commerical Loan Agreement with Alterna Bank-2020-04-30**
10.10	Vacant Land Offer Extension_of_Time_Addendum_Coachella-IM Signed**
10.11	Commission Agreement Debt Fee_Agreement-Mansfield_and_West_Pender_Holdings_(Agriforce)_-updated**
10.12	Warrant Agreement -35 Cent Warrant-Subscription-Agreement-ICAP-VENTURES-2018-10-22**
10.13	Subscription Agreement for $1 Preferred Share with $2 Common Share Warrant Example-Bourassa**
10.14	Stock Option Certificate Example-Cannaboid**
10.15	Warrant Agreement -35 Cent Shares-with 50 Cent warrant-Example-AORAM**
14.1	Code of Ethics**
21.1	List of Subsidiaries**
23.1	Consent of Marcum, LLP**
23.6	Consent of Jolie Kahn, Esq. (included in Exhibit 5.1)**

* Filed herewith.

** To be filed by amendment

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ITEM 17. UNDERTAKINGS

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That for the purpose of determining any liability under the Securities Act of 1933 each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned Registrant hereby undertakes that it will:

(1) for determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the SEC declared it effective.

(2) for determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia on October 9, 2020.

AGRIFORCE GROWING SYSTEMS, LTD.

By:
Name:	Ingo Mueller
Title:	Chief Executive Officer and Director (Principal Executive Officer)

By:
Name:	Richard Wong
Title:	Chief Financial Officer (Principal Accounting Officer)

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Person	Capacity	Date

	Chief Executive Officer and Director	October 9, 2020
Ingo Mueller	(Principal Executive Officer)

	Chief Financial Officer and Director	October 9, 2020
Richard Wong	(Principal Accounting Officer)

	Director	October 9, 2020
William J. Meekison

	Director	October 9, 2020
David Welch

	Chairman of the Board and Director	October 9, 2020
Donald Nicholson

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